FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE VICTORIA 3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (No. 333-103443) of National Australia Bank Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Section 1 - Media Release

Section 2 - Financial Summary	1
Reporting Format	2
Divisional Performance Summary	4
Group Performance Summary	5
Summary of Financial Position	6
Group Key Performance Measures	7

Section 3 - Group Performance Overview	8
Overview	9
Group Performance	9
Banking Performance	10
Wealth Management Performance	10
Results excluding Irish Banks	11
Transition to Australian Equivalents of International Financial Reporting Standards	12

Section 4 - Group Profitability and Capital	17
Profitability	18
Net Operating Income	18
Net Interest Income	18
Net Life Insurance Income	20
Investment Earnings on Shareholders’ Retained Profits & Capital of Life Businesses	20
Other Operating Income	21
Operating Expenses	22
Asset Quality	23
Taxation	25
Significant Items	27
Balance Sheet & Capital	28

Section 5 - Divisional Performance Analysis	31
Total Australia	32
Australian Banking	32
Wealth Management Australia	36
Total UK	44
Total New Zealand	50
Institutional Markets & Services	53
Other (incl. Group Funding & Corporate Centre)	56

Section 6 - Detailed Financial Information	58
1a. Performance Summary by Division	59
1b. Performance Summary for Total Banking	62
2. Irish Banks	63
3. Net Interest Income	66
4. Net Interest Margins & Spreads	67
5. Average Balance Sheet & Related Interest	69
6. Gross Loans & Advances	74
7. Deposits & Other Borrowings	77
8. Net Life Insurance Income	79
9. Revenue	80
10. Expenses	82
11. Full Time Equivalent Employees	84
12. Doubtful Debts	85
13. Asset Quality	86
14. Income Tax Reconciliation	88
15. Significant Items	90
16. Exchange Rates	91
17. Capital Adequacy	93
18. Reconciliation of Number of Shares	96
19. Cash Earnings per Share	97
20. Geographic Performance Summary	98
21. Risk Management	99
Non-GAAP financial measures	101
Alphabetical Index	103

Financial Highlights

Cash Earnings

Cash earnings before significant items fell 12.5 per cent to $1.62 billion compared with the March 2004 half year but were slightly higher (up 0.4 per cent) compared with the September 2004 half year.

Net Profit

Net profit before significant items fell 11.1 per cent to $1.87 billion compared with the March 2004 half year.

Net profit attributable to members of the Company and after significant items increased by 17.0 per cent to $2.54 billion compared with the March 2004 half year primarily due to the profit on the sale of the Irish Banks.

Dividend

The interim dividend has been maintained at 83 cents and will be 80 per cent franked.

Diluted Cash Earnings Per Share (Before significant items)

103 cents compared with 121.0 cents in the March 2004 half year.

Cost to Income Ratio (Banking)

57.4 per cent compared with 50.8 per cent in the March 2004 half year.

Net Interest Margin

2.19 per cent compared with 2.40 per cent in the March 2004 half year.

Total Capital Ratio

11.37 per cent compared with 9.30 per cent at 31 March 2004.

Return On Average Equity (Before significant items)

14.0 per cent compared with 18.8 per cent in the March 2004 half year.

Return On Average Assets (Before significant items)

0.76 per cent compared with 0.96 per cent in the March 2004 half year.

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Wednesday 11 May 2005

National Australia Bank Stabilising Business Performance

The National’s Chief Executive John Stewart said the March 2005 half year results show that earnings from our banking businesses are stabilising.

“We have made good progress,” Mr Stewart said. “We have done what we said we would do.  We have made an acceptable start but there is a lot more work to do over the next two to three years.

Cash earnings before significant items of $1.62 billion were 12.5 per cent lower than the previous March half year but showed a small increase on the September 2004 half year.

The interim dividend has been maintained at 83 cents and will be 80% franked.

Mr Stewart said the first half results are consistent with the guidance provided to the market.

“Earnings have bottomed, our market shares in important Australian market segments such as housing and business lending are stabilising, our cost base is still too high but expense growth has been carefully managed and asset quality remains sound,” he said.

“This has been achieved through rigorous management of project and discretionary expenses, a move back to more normal risk settings and the first steps to remove unnecessary processes and bureaucracy.

“These results demonstrate the strength of the National franchise, rebuilding of management and the commitment of our people.

Mr Stewart said the first half had not been all smooth sailing: “The Northern Bank robbery and the South Korea litigation were large once-off costs in the March 2005 half year.

“Despite these issues there has been steady progress.  We have moved to a regional business model, re-opened the foreign currency options trading desk and sold the Irish Banks at an attractive profit.

Net profit attributable to members of the Company and after significant items was 17 per cent higher than the March 2004 half year primarily due to the profit on the sale of the Irish Banks.

Net significant items of $821 million in the March 2005 half year included:

•      $1,073 million net profit on the sale of Northern and National Irish Banks;

•      First half restructuring costs of $282 million after tax ($403 million pre-tax), the majority of which relate to the United Kingdom but including some initial restructuring in Australia and the repositioning of the Institutional business.

Mr Stewart said the National has completed the first year of a two to three year turnaround: “Over the next six months, we aim to move from the stabilising phase and into the rebuilding phase.

“The process of rebuilding the National will be challenging but we will be open and honest and take a balanced approach to staff, customers, community and shareholders.

“Our ongoing efforts to improve shareholder returns will concentrate on the four areas we identified last year.

“These are:

•      Cultural change,

•      Compliance & risk,

•      Business efficiency, and

•      Restoring revenue growth.

“A detailed announcement covering initiatives in each of these areas and our investment, restructuring costs and associated benefits has been released separately today.”

Divisional Commentary

Australia

Cash earnings before significant items of $1.15 billion were 6.5 per cent lower than the March 2004 half year but increased by 5.1 per cent compared with the September 2004 half year.

Cash earnings before significant items were $951 million for Australian Banking and $194 million for Wealth Management Australia.

Australian Banking cash earnings before significant items decreased by 9.7 per cent compared with the March 2004 half year but improved slightly compared with the September 2004 half year.

The improvement over the September half year reflected growth in business and housing lending as well as retail deposits.  The improving performance compared with the September 2004 half year was partially offset by a lower net interest margin, higher wholesale funding costs and higher operating expenses.

The charge to provide for doubtful debts increased by $26 million to $130 million compared with the March 2004 half year.  This resulted from solid growth in business lending, which triggers a need for a higher level of statistical provisioning.

Market share in the key segments of business and housing lending stabilised.

The Australian Banking cost to income ratio was 49.8 per cent compared with 50.4 per cent in the September 2004 half year.

Wealth Management Australia’s cash earnings before significant items (before prior period adjustments) increased by 7.2 per cent compared with the March 2004 half and by 2.6 per cent on the September 2004 half year.

The stronger performance was due to improved returns on retained earnings and capital which was partly offset by reduced profits from insurance and increased regulatory and compliance costs.

During the half year a new Australian leadership team was appointed and the Australian Banking and Wealth Management businesses were re-aligned to create a single regional business centred on customers, products and services.

In the March 2005 half year a restructuring provision of $121 million (pre-tax) was booked.  This related to 1,036 redundancies and other costs incurred in restructuring and integrating the retail banking, corporate banking and wealth management businesses in Australia.

Further restructure costs will be booked in the second half in Australia as the business efficiency program continues.  Details are included in a separate announcement released today.

United Kingdom (In Local Currency, Ongoing Operations only)

Excluding the contribution from the Irish Banks and other businesses that have now been sold, cash earnings before significant items of £106 million (A$259 million) were 10.2 per cent lower compared with the March 2004 half year but improved by 12.8 per cent compared with the September 2004 half year.

Performance during the half reflected an improvement in income and a lower charge to provide for doubtful debts as well as increased lending volumes compared with the September half.  This was partially offset by flat net interest income due to margin contraction following the move to provide customers with more competitive lending and deposit products.

The cost to income ratio was 63.8 per cent compared with 60.7 per cent in the previous March half but down from 65.1 per cent in the September 2004 half year.

In the UK the National has already announced a restructuring provision of £109 million (A$266 million pre-tax).  The main initiatives that will be covered by the provision are the reduction of approximately 1700 jobs in the next 12 to 18 months and the re-alignment of the distribution network to better meet customer needs.

Details of the new distribution strategy are outlined in a separate announcement today.  No additional provisioning or reductions in employee numbers are expected in the United Kingdom in the second half.

The announcement and restructure presentation for the United Kingdom was released on March 30 this year and is available on the Group’s website www.nabgroup.com.

New Zealand

Cash earnings before significant items were steady compared with the March 2004 half year but increased by 14 per cent to A$163 million compared with the September half year due to solid volume growth partially offset by margin contraction due to competitive pressures.

Since March 31, 2004 mortgages have increased 19.2%.  This growth was achieved through campaigns such as the “unbeatable” home loan program involving fixed rate lending.

The charge to provide for doubtful debts decreased by A$1 million to $12 million compared with the March 2004 half year.

The cost to income ratio increased to 57.3 per cent in the March 2005 half year, from 53.1 per cent in the March 2004 half year.  However, the cost to income ratio remained lower than the 59.3 per cent in the September 2004 half year.

Restructuring costs booked for the March half year in New Zealand were not material (A$1 million).  Further restructuring initiatives are currently being finalised and provisions will be booked in the second half of the 2005 year.

Institutional Markets & Services

Cash earnings before significant items were $308 million, which was down 9.7 per cent on the March 2004 half year but represented a strong recovery from the low of the September 2004 half year that was dominated by the impact of the foreign currency options trading incident.

While considerable effort continued to be focussed on the remedial actions program and the improved control framework, management has also been able to improve fee income with strong sales of tailored products to the business market segment, significant corporate sales activity and improved trading opportunities.

Return on average assets was 0.37 per cent which was down from 0.42 per cent in the previous March half year but recovered from 0.27 per cent in the September 2004 half year.

Institutional Markets & Services (IMS) has reviewed its operating model and will move to a more efficient, higher equity return business model.  Key initiatives include:

•                  rationalisation of its activities in Asia;

•                  release of capital currently invested in assets generating low returns; and

•                  focus on growth in sustainable income streams.

Details of the proposed restructuring for the second half have been covered in a separate announcement today.

Outlook

Mr Stewart said growth across all the National’s key markets is expected to slow, with the result that growth in credit is also likely to be moderately lower.

“In Australia, the domestic economy is likely to slow in 2006.  Slower growth in consumer spending and lower housing activity is likely to see housing credit slowing slightly from current growth rates.  Business credit, while still strong, is expected to also moderate over the next year.  As a result, total Australian credit could decline marginally.

“In New Zealand, a slowdown in growth is also likely from the very high growth rates reported in 2004.  On the other hand, United Kingdom activity is likely to be only a little weaker.

“Overall system credit growth in our core markets is expected to be around 10% in the current year compared to around 12% last year.

“While inflation in Australia, New Zealand and the United Kingdom is likely to increase by a small amount in the next six months, the prospects of slower growth is likely to see official interest rates in those regions broadly on hold during 2005.

“Slowing growth domestically and internationally will make the task of rebuilding the National’s business performance more challenging.

“We expect acceptable earnings growth in the second half of 2005 consistent with where we are in the recovery process.  Further details will be provided at the full year profit announcement.

“Assuming there are no external shocks or further changes to regulatory capital, the Board would expect to pay a second half dividend of 83 cents franked to 80 per cent,” he said.

For further information:

Brandon Phillips	Samantha Evans
Group Corporate Affairs	Group Corporate Affairs
03 8641 3857 work	03 8641 4982 work
0419 369 058 mobile	0404 883 509 mobile

Callum Davidson	Hany Messieh
Group Investor Relations	Group Investor Relations
03 8641 4964 work	03 8641 2312 work
0411 117 984 mobile	0414 446 876 mobile

Or visit www.nabgroup.com

Disclaimer

This announcement contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “likely”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SECTION 2

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2005

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

During 2005 the Group re-structured its business operating model to management along regional lines. To assist with the interpretation of the Group’s results, earnings are reported under the following structure, reflecting the new business operating model and has been revised from the reporting structure used in the prior year:

•                  Total Australia – comprises Australian Banking and Wealth Management Australia;

•                  Total UK – comprises UK Banking and Wealth Management UK;

•                  Total NZ – comprises New Zealand Banking and Wealth Management New Zealand; and

•                  Institutional Markets & Services (globally).

To further assist with the interpretation of the Group’s results, information is also presented on the following basis, which isolates the Wealth Management components of the business from the Banking operations. This is consistent with the prior year:

•                  Total Banking comprises:

•                  Australian Banking;

•                  UK Banking;

•                  NZ Banking;

•                  Institutional Markets & Services (globally); and

•                  Other (Group Funding and Corporate Centre).

•                  Wealth Management comprises:

•                  Wealth Management Australia (including Asia);

•                  Wealth Management UK; and

•                  Wealth Management New Zealand.

Prior Period Comparatives

During the year the Group introduced a common chart of general ledger accounts across its business operations and subsidiaries globally. In preparation for the introduction of this global chart of accounts, an extensive and detailed Group-wide review of general ledger account classifications was undertaken. As a result changes have been made to the classification between certain categories in the Group balance sheet to more appropriately reflect the nature of specific products, as follows:

•                  transfer of certain exposures from On-Demand & Short-Term Deposits to Due to Other Financial Institutions and Securities Sold Under Agreements to Repurchase totalling $3,357 million at 30 September 2004;

•                  transfer of certain exposures from Due to Other Financial Institutions to On-Demand & Short-Term Deposits totalling $939 million at 30 September 2004;

•                  transfer of certain loans from Overdrafts to Term Lending totalling $5,346 million at 30 September 2004; and

•                  transfer of certain loans from Overdrafts to Market Rate Advances totalling $450 million at 30 September 2004.

The nature of these reclassifications have been fully disclosed in the release to ASX dated 20 April 2005. Please refer to the National’s website at www.nabgroup.com for a copy of this announcement.

Cash Earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Group are based on after-tax cash earnings (excluding significant items). Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio. Refer to the Non-GAAP financial measures’ section on page 101 for an explanation and page 4 for a reconciliation of cash earnings to net profit.

Diluted Cash Earnings per Share

Management use growth in diluted cash earnings per share (EPS) as a key indicator of performance as this takes full account of the impact of the exchangeable capital units (ExCaps) and provides a consistent basis for period on period comparison moving forward.

Under the terms of the ExCaps the National has the option to require the exchange of all, but not part, of the ExCaps at any time for 7 7/8% convertible non-cumulative preference shares of the National. Holders of the ExCaps or the convertible non-cumulative preference shares have the option to exchange their holding for ordinary shares of the National (or at the National’s option, cash) at a specified date and the National also has the right to redeem, all or part of the convertible non-cumulative preference shares, under a special offer at any time after 19 March, 2007, with the prior consent of APRA.

A reconciliation of the calculation of diluted cash earnings per share appears in note 19.

DIVISIONAL PERFORMANCE SUMMARY

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%

Cash earnings (1)
Australian Banking	1a	951	940	1,053	1.2	(9.7)
Wealth Management Australia (2) (3)	1a	194	149	171	30.2	13.5
Total Australia		1,145	1,089	1,224	5.1	(6.5)
UK Banking	1a	266	284	310	(6.3)	(14.2)
Wealth Management UK	1a	31	3	14	large	large
Total UK		297	287	324	3.5	(8.3)
New Zealand Banking	1a	159	137	159	16.1	—
Wealth Management New Zealand	1a	4	6	5	(33.3)	(20.0)
Total New Zealand		163	143	164	14.0	(0.6)
Institutional Markets & Services (3)	1a	308	217	341	41.9	(9.7)
Other (incl. Group Funding & Corporate Centre)	1a	(200)	(32)	(109)	large	(83.5)
Cash earnings before significant items and distributions		1,713	1,704	1,944	0.5	(11.9)
Distributions		(95)	(93)	(94)	(2.2)	(1.1)
Cash earnings before significant items		1,618	1,611	1,850	0.4	(12.5)
Weighted av no. of ordinary shares (million)	19	1,555	1,525	1,505	(2.1)	(3.3)
Cash earnings per share before significant items (cents)	19	104.0	105.6	122.9	(1.4)	(15.3)
Diluted cash earnings per share before significant items (cents)	19	103.0	104.8	121.0	(1.7)	(14.9)
Reconciliation to net profit
Cash earnings before significant items		1,618	1,611	1,850	0.4	(12.5)
Adjusted for:
Significant items after tax	15	821	(511)	127	large	large
Cash earnings after significant items		2,439	1,100	1,977	large	23.3
Adjusted for:
Net profit attributable to outside equity interest		154	311	63	50.5	large
Distributions		95	93	94	(2.2)	(1.1)
Wealth Management revaluation profit/(loss) after tax		51	(132)	148	large	(65.5)
Goodwill amortisation		(50)	(50)	(53)	—	5.7
Net profit		2,689	1,322	2,229	large	20.7
Net profit attributable to outside equity interest		(154)	(311)	(63)	50.5	large
Net profit attributable to members of the Company		2,535	1,011	2,166	large	17.0
Distributions		(95)	(93)	(94)	(2.2)	(1.1)
Earnings attributable to ordinary shareholders		2,440	918	2,072	large	17.8

(1)            Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ on page 101 for a complete discussion of cash earnings.

(2)            Wealth Management Australia division includes Asian operations.

(3)            Cash earnings after outside equity interest.

GROUP PERFORMANCE SUMMARY

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%

Banking (1)
Net interest income	3	3,549	3,603	3,581	(1.5)	(0.9)
Other operating income (1) (2)	9	2,029	1,967	2,057	3.2	(1.4)
Banking net operating income (1)		5,578	5,570	5,638	0.1	(1.1)
Wealth Management
Net interest income	3	4	3	4	33.3	—
Net life insurance income ex IORE (3)	8	495	523	396	(5.4)	25.0
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	8	63	34	59	85.3	6.8
Other operating income (2)	9	461	408	399	13.0	15.5
Net operating income		6,601	6,538	6,496	1.0	1.6
Banking operating expenses (1)	10	(3,165)	(3,147)	(2,831)	(0.6)	(11.8)
Wealth Management operating expenses (4)	10	(411)	(429)	(405)	4.2	(1.5)
Charge to provide for doubtful debts	12	(281)	(254)	(305)	(10.6)	7.9
Cash earnings before tax		2,744	2,708	2,955	1.3	(7.1)
Banking income tax expense (1)	14	(648)	(619)	(743)	(4.7)	12.8
Wealth Management income tax expense	14	(229)	(74)	(205)	large	(11.7)
Cash earnings before significant items, distributions and outside equity interest		1,867	2,015	2,007	(7.3)	(7.0)
Wealth Management revaluation profit/(loss) after tax	1a	51	(132)	148	large	(65.5)
Goodwill amortisation		(50)	(50)	(53)	—	5.7
Net profit before significant items		1,868	1,833	2,102	1.9	(11.1)
Significant items after tax	15	821	(511)	127	large	large
Net profit		2,689	1,322	2,229	large	20.6
Net profit attributable to outside equity interest
Wealth Management		(154)	(307)	(58)	49.8	large
Institutional Markets & Services		—	(4)	(5)	large	large
Net profit attributable to members of the Company		2,535	1,011	2,166	large	17.0
Distributions		(95)	(93)	(94)	(2.2)	(1.1)
Earnings attributable to ordinary shareholders		2,440	918	2,072	large	17.8

(1)            Banking refers to Total Banking adjusted for eliminations. Refer to note 1a for further details.

(2)            Other operating income excludes net interest income, net life insurance income ex IORE, investment earnings on shareholders’ retained profits and capital from life businesses (IORE) and revaluation profit/(loss).

(3)            Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses (IORE)).

(4)            Operating expenses excludes life insurance expenses incorporated within net life insurance income.

Refer to Note 1a Performance Summary by Division for a reconciliation of the Divisional results to the Group Performance Summary set out above. Note 1a also provides a reconciliation of Total Banking and Total Wealth Management results as set out above.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	31 Mar 05 (1)	30 Sep 04	31 Mar 04	30 Sep 04	31 Mar 04
		$m	$m	$m	%	%
Assets
Cash and liquid assets		6,929	8,080	11,641	(14.2)	(40.5)
Due from other financial institutions		18,520	23,494	20,200	(21.2)	(8.3)
Due from customers on acceptances		21,567	16,344	14,988	32.0	43.9
Trading securities		19,771	24,248	25,691	(18.5)	(23.0)
Trading derivatives		17,122	17,939	24,352	(4.6)	(29.7)
Available for sale securities		3,474	4,610	2,794	(24.6)	24.3
Investment securities		8,666	11,513	7,099	(24.7)	22.1
Investments relating to life insurance business		43,917	41,013	37,982	7.1	15.6
Loans and advances		246,756	247,836	233,987	(0.4)	5.5
Shares in entities and other securities		146	158	867	(7.6)	(83.2)
Regulatory deposits		121	177	436	(31.6)	(72.2)
Property, plant and equipment		2,019	2,257	2,483	(10.5)	(18.7)
Income tax assets		1,460	1,367	1,248	6.8	17.0
Goodwill		571	632	682	(9.7)	(16.3)
Other assets		11,623	11,641	11,130	(0.2)	4.4
Total assets		402,662	411,309	395,580	(2.1)	1.8
Liabilities
Due to other financial institutions (2)		35,020	43,768	45,213	(20.0)	(22.5)
Liability on acceptances		21,567	16,344	14,988	32.0	43.9
Trading derivatives		14,911	16,150	21,046	(7.7)	(29.2)
Deposits and other borrowings (2)	7	205,866	219,028	209,379	(6.0)	(1.7)
Life insurance policy liabilities		38,494	36,134	34,059	6.5	13.0
Income tax liabilities		1,243	1,178	1,238	5.5	0.4
Provisions		1,494	1,129	1,143	32.3	30.7
Bonds, notes and subordinated debt		36,536	32,573	25,204	12.2	45.0
Other debt issues		1,586	1,612	1,693	(1.6)	(6.3)
Other liabilities		13,944	13,627	13,707	2.3	1.7
Total liabilities		370,661	381,543	367,670	(2.9)	0.8
Net assets		32,001	29,766	27,910	7.5	14.7
Equity
Ordinary shares		7,388	7,271	6,029	1.6	22.5
National Income Securities		1,945	1,945	1,945	—	—
Trust Preferred Securities		975	975	975	—	—
Trust Preferred Securities II		1,014	—	—	large	large
Contributed equity	17	11,322	10,191	8,949	11.1	26.5
Reserves (3)	17	802	1,194	784	(32.8)	2.3
Retained profits (3)	17	15,770	14,515	14,619	8.6	7.9
Total equity (parent entity interest)		27,894	25,900	24,352	7.7	14.5
Outside equity interest in controlled entities	17
Wealth Management		4,107	3,866	3,385	6.2	21.3
Institutional Markets & Services		—	—	173	—	large
Total equity		32,001	29,766	27,910	7.5	14.7

(1)            Northern Bank and National Irish Bank were disposed on 28 February 2005.

(2)            A net change has been made to the classification of certain exposures from Deposits and Other Borrowings to Due to Other Financial Institutions. Comparative information has been reclassified at 30 September 2004 and 31 March 2004 of $1,724 million and $1,245 million respectively.

(3)            At 30 September 2004 an amount of $840 million was reclassified from Reserves to Retained Profits, leaving Total Equity unchanged. Refer to ASX Announcement dated 10 December 2004.

GROUP KEY PERFORMANCE MEASURES

		Half Year to
	Note	Mar 05	Sep 04	Mar 04
Earnings per share (cents)
Basic cash earnings per ordinary share before significant items (1)	19	104.0	105.6	122.9
Diluted cash earnings per share before significant items (1)	19	103.0	104.8	121.0
Basic cash earnings per ordinary share after significant items (1)		156.8	71.7	131.4
Basic earnings per ordinary share before significant items		104.1	93.5	129.2
Basic earnings per ordinary share after significant items		156.9	60.2	137.7
Weighted average ordinary shares (no. million)	19	1,555	1,525	1,505
Weighted average diluted shares (no. million)	19	1,622	1,592	1,575
Dividends per share (cents)		83	83	83
Performance (after non-cash items) (2)
Return on average equity before significant items		14.0%	12.9%	18.8%
Return on average equity after significant items		21.1%	8.3%	20.0%
Return on average assets before significant items		0.76%	0.70%	0.96%
Net interest income
Net interest spread	4	1.74%	1.92%	1.95%
Net interest margin	4	2.19%	2.29%	2.40%
Profitability (before significant items)
Cash earnings per average FTE ($’000)		76	74	86
Banking cost to income ratio (3)	1b	57.4%	57.1%	50.8%

		As at
		31 Mar 05	30 Sep 04	31 Mar 04
Capital
Tier 1 ratio	17	8.30%	7.34%	7.43%
Tier 2 ratio	17	4.12%	4.26%	2.92%
Deductions	17	(1.05)%	(1.02)%	(1.05)%
Total capital ratio	17	11.37%	10.58%	9.30%
Adjusted common equity ratio	17	5.84%	5.30%	5.33%
Assets ($bn)
Gross loans and acceptances		273	269	253
Risk-weighted assets	17	279	287	278
Off-balance sheet assets ($bn)
Funds under management and administration		85	81	77
Assets under custody and administration		372	432	397
Asset quality
Gross non-accrual loans to gross loans and acceptances	13	0.41%	0.46%	0.57%
Net impaired assets to total equity (parent entity interest)	13	2.7%	3.5%	4.1%
General provision to risk-weighted assets	13	0.73%	0.74%	0.64%
Specific provision to gross impaired assets	13	34.9%	32.3%	33.5%
General and specific provisions to gross impaired assets	13	216.8%	198.1%	157.8%
Other information
Full-time equivalent employees ( no.)	11	39,961	43,517	43,282

(1)            Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(2)            Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(3)            Total Banking cost to income ratio is before eliminations (refer note 1a). Costs include total expenses excluding significant items, goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue excluding significant items and net of interest expense. Refer to ‘Non-GAAP financial measures’ for a complete discussion of the cost to income ratio on page 102.

SECTION 3

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2005

GROUP PERFORMANCE OVERVIEW

Management Discussion & Analysis – Overview

OVERVIEW

Group performance

Movement on September 2004 half

For the National, activity in the March 2005 half has focused on making the operational changes required to start stabilising the Group’s performance. The process of stabilisation, and putting in place sustainable performance improvements, will continue through the second half and beyond.

The Group’s results during the March 2005 half reflect this environment. Cash earnings before significant items were $1,618 million. The result was largely unchanged compared to the September 2004 half (but increased 1.7% at constant exchange rates). This is consistent with the guidance provided to the market in November 2004, when the Group indicated that it expected its earnings decline to bottom in the first half.

The performance was impacted by a range of factors:

•                  the earnings decline in the Group’s banking businesses has been arrested;

•                  a steady result for Wealth Management in Australia and improving results for the UK, after adjusting for one-off factors in both the September and March halves; and

•                  two one-off costs incurred in relation to South Korea litigation and the Northern Bank robbery.

Further details are discussed below.

As a result, reflecting additional shares issued through the dividend re-investment program, diluted cash earnings per share before significant items decreased 1.8 cents (1.7%) from 104.8 cents to 103.0 cents.

Diluted cash earnings per share before significant items (cents)

* Other includes Group Funding & Corporate Centre, which includes the cost of the Northern Bank robbery and the legal action in South Korea and the impact of movement in the weighted-average number of shares.

Cash earnings after significant items increased from $1,100 million in the September 2004 half to $2,439 million in the March 2005 half. The prior half included an after-tax significant items loss of $(511) million, compared to an after-tax significant items profit of $821 million in the March 2005 half. The March 2005 half significant items consisted of:

•                  net profit on the sale of Northern and National Irish Banks after all disposal costs including taxation of $1,073 million;

•                  restructuring costs of $(282) million (after-tax);

•                  reversal of provision in relation to foreign currency options trading loss of $24 million (after-tax); and

•                  reversal of 2002 restructuring provisions of $6 million (after-tax).

After including significant items, net profit attributable to members of the Company increased from $1,011 million in the September 2004 half to $2,535 million in the March 2005 half year. This included a $51 million Wealth Management revaluation profit after tax compared with a loss of $132 million in the prior half.

The interim dividend has been maintained at 83 cents per share and will be 80% franked.

Movement on March 2004 half

Cash earnings before significant items of $1,618 million decreased 12.5% on the March 2004 half year result of $1,850 million.

Total Banking cash earnings were 15.4% lower, while Wealth Management experienced growth of 20.5% on the March 2004 half. The major performance declines relative to the prior comparative period were in Australian Banking, UK Banking and Institutional Markets & Services.

Cash earnings after significant items of $2,439 million for the half were 23.3% higher than the March 2004 half year. The March 2005 half included favourable significant items of $821 million, compared with the March 2004 half of $127 million.

Banking performance

Total Banking excludes the Wealth Management operations across all regions, and includes the results for Group Funding and the Corporate Centre.

Banking operations generated cash earnings of $1,484 million, a decrease of 4.0% on the September 2004 half, or 3.4% at constant exchange rates. Adjusting for the impact of large one-off events in relation to the legal action in South Korea and the Northern Bank robbery, Banking cash earnings increased on the September 2004 half.

The result is impacted by:

•                  flat income, with declining income in UK Banking being offset by moderate growth in income for Australian and New Zealand Banking and the impact of favourable market conditions on Institutional Markets & Services income;

•                  a 2.5% decline in underlying expenses (excluding the impact of the items mentioned above); and

•                  a 10.6% increase in the charge to provide for doubtful debts due to a volume-related increase in the general provision.

Banking cash earnings decreased 15.4% on the March 2004 half. At constant exchange rates cash earnings decreased 16.4%. This outcome reflects a large increase in expenses and a moderate decline in income compared to the March 2004 half.

Wealth Management performance

Wealth Management reported cash earnings of $229 million, increasing $71 million on the September 2004 half year of $158 million. The overall result was impacted by an insurance recovery of $19 million (after-tax) and by the receipt of a retrospective profit share payment of $17 million (after-tax). This compares to the negative impact of prior year adjustments of $(40) million in the September 2004 half. Improved equity market performance contributed to higher earnings on shareholders’ retained profits and capital.

In Australia (including Asia), the Investments business experienced a solid result, with average funds under management and administration growing $5.5 billion, or 7.6%, over the half year, positively impacting fee revenue. The Insurance business results declined as the favourable claims experience of 2004 returned to expected levels.

Results excluding Irish Banks

On 28 February 2005 the sale of Northern Bank and National Irish Bank (the ‘Irish Banks’) to Danske Bank A/S was completed on terms consistent with the original sale announcement on 14 December 2004. This generated a net profit on sale after all disposal costs including taxation of $1,073 million. Adjustments have been made to set out what the March 2005 half results would have been had the Irish Banks been sold on 30 September 2004 as follows:

•                  exclusion of net profit on sale;

•                  exclusion of the Irish Banks’ reported profits for the five months up to the sale date of 28 February 2005;

•                  inclusion of certain fixed UK head office expenses that can no longer be recharged to the Irish Banks and income recharges to be received by the UK for transitional services provided to the Irish Banks; and

•                  inclusion of the funding benefit from the sale proceeds of $2,514 million calculated at an average rate of 5% per annum.

Refer to Significant Items on page 27 for further details.

The following table sets out a proforma Group cash earnings result excluding the Irish Banks for the March 2005 half.

		Adjust for
	Group reported results (6 mths)	Net profit on sale of Irish Banks	Irish Banks profit (5 mths)	Income & expense charges (6 mths)	Funding benefit (6 mths)	Ongoing results (6 mths)
	$m	$m	$m	$m	$m	$m
Net interest income	3,553	—	(197)	—	63	3,419
Net life insurance income	495	—	—	—	—	495
Investment earnings on shareholders’ retained profits & capital from life bus.	63	—	—	—	—	63
Other operating income	2,490	—	(82)	27	—	2,435
Net operating income	6,601	—	(279)	27	63	6,412
Operating expenses	(3,576)	—	203	(61)	—	(3,434)
Charge to provide for doubtful debts	(281)	—	6	—	—	(275)
Cash earnings before tax	2,744	—	(70)	(34)	63	2,703
Income tax expense:
Net life insurance income & IORE	(192)	—	—	—		(192)
Other	(685)	—	22	10	(19)	(672)
Cash earnings before significant items, outside equity interest & distributions	1,867	—	(48)	(24)	44	1,839
Significant items after tax	821	(1,073)	—	—	—	(252)
Net profit – outside equity interest	(154)	—	—	—	—	(154)
Distributions	(95)	—	—	—	—	(95)
Cash earnings after significant items	2,439	(1,073)	(48)	(24)	44	1,338

Transition to Australian Equivalents of International Financial Reporting Standards

In July 2002, the Financial Reporting Council in Australia formally announced that Australian reporting entities would be required to comply with Australian accounting standards equivalent to International Financial Reporting Standards (AIFRS) and other pronouncements set by the International Accounting Standards Board (IASB) for financial years commencing on or after 1 January 2005.

The Group will be required to adopt these standards for the financial year commencing 1 October 2005 and they will be first reflected in the Group’s financial statements for the half year ending 31 March 2006. Comparative financial information prepared in compliance with AIFRS will be required for the year commencing 1 October 2004. Comparative information is not required for AASB 132 “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139 “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 4 “Insurance Contracts” (AASB 4).

A program board is monitoring the Group’s AIFRS implementation. Dedicated work streams are responsible for evaluating the impact of specific accounting changes and how the necessary changes will be made. The program is well progressed through these phases and is achieving scheduled plan milestones. There are several future changes expected to AIFRS that the Group will need to address, including Phase II of the IASB’s insurance project and proposed further amendments to IAS 39 “Financial Instruments: Recognition and Measurement”. The Group continues to monitor these and other developments, including emerging industry interpretations and practice.

AIFRS frequently require application of fair value measurement techniques. This will potentially introduce greater volatility to the Group’s reported financial performance. The adoption of these standards is expected to have a material effect on the Group’s reported financial performance and financial position; however, the underlying economics of the business will not change.

On the date of transition to AIFRS, the Group will effect two types of changes:

•                  those concerning recognition and measurement of items in the financial statements; and

•                  those concerning presentation and disclosure of items in the financial statements.

Any recognition and measurement adjustments that arise as a result of the transition process will be recognised in either retained earnings or an appropriate equity reserve at the date of transition. They will affect reported profit or equity for periods after that date.

The transitional process to AIFRS must comply with the requirements of AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1). Upon transition to AIFRS, a number of the Group’s accounting policies will be altered. Based on AIFRS as currently issued, the areas of most significant impact and the known estimable transitional differences from application of AIFRS are summarised below. The transitional adjustments identified are based on the work-in-progress of the AIFRS work streams and are best estimates as at reporting date. The information provided in this note is focused upon material items; it does not represent a complete list of expected adjustments.

The transitional adjustments provided in this note are based upon known interpretations of AIFRS at this time. The actual effects of transition to AIFRS may differ from the estimates disclosed due to ongoing work being undertaken by the Group or potential amendments to AIFRS or interpretive guidance. Whilst some individual comments address tax issues, all estimates presented are on a pre-tax basis. It should be noted therefore that the net impact of some of the AIFRS adjustments will be lessened following adjustments for tax effect accounting. Further, the ongoing impact of some adjustments (for example, pension deficit liability) will be lessened as a consequence of the sale of the Irish banks on 28 February 2005.

(a) Post-employment benefits

AIFRS requires defined benefit pension and superannuation plan surpluses and deficits to be recognised on the balance sheet. Consequently, a transitional adjustment is required to recognise defined benefit pension surpluses and deficits on balance sheet with a corresponding entry made to retained earnings.

The estimated transitional adjustments for each of the Group’s material pension and superannuation plans in accordance with AASB 119 “Employee Benefits” (AASB 119) have been, in the case of Australia and New Zealand, calculated based on a roll-forward of the last triennial actuarial valuations performed between 2002 and 2003. For the European funds (including those relating to the Irish Banks) the estimated transitional adjustment has been based on the latest available information from the triennial actuarial valuations currently undertaken in respect of the valuation as at 30 September 2004. Work to date indicates that the Group will recognise a defined benefit pension liability in the range of $1,200 million to $1,400 million relating to the Group’s European pension plans. As the valuations performed by the actuary are currently not finalised, the defined benefit pension liability may be subject to change.

In addition, a defined benefit pension asset of approximately $100 million will be recognised relating to the Group’s New Zealand and Australian plans.

Additionally, the prepaid pension cost asset currently recognised under Australian generally accepted accounting principles (GAAP) of $582 million predominantly in respect of the Yorkshire Bank and Bank of New Zealand pension and superannuation plans will be de-recognised upon transition to AIFRS.

In total, retained earnings is expected to decrease on a pre-tax basis within a range of $1,700 million to $1,900 million or $1,200 million to $1,300 million after allowance for the related net deferred tax asset. Note, no change arises to the ongoing cost of the pension schemes as a result of this accounting change. The schemes remain in actuarial surplus and compliant with all relevant regulatory requirements.

AASB 119 was amended in December 2004 to permit the application of three options for the recognition of ongoing actuarial gains and losses related to defined benefit pension and superannuation plans. In respect of ongoing actuarial gains and losses, the standard now permits: full and immediate recognition through the income statement; deferred recognition through the income statement (corridor approach); or full and immediate recognition through retained earnings.

The Group has determined that it will recognise actuarial gains and losses directly in retained earnings. While the choice of option will impact the income statement subsequent to transition, it will not impact the calculation of the transitional adjustment. The amendment does not impact other components of pension expense, which will continue to be recognised in the income statement.

(b) Wealth Management revaluation – excess of market value over net assets (EMVONA)

On transition to AIFRS the Group will derecognise the asset representing the excess of net market value over net assets of life insurance controlled entities (EMVONA) and cease to recognise the movement in EMVONA in the Group’s income statement.

Broadly, EMVONA represents:

•                  acquired goodwill in respect of life insurance controlled entities remaining at balance date;

•                  increases in the value of goodwill of the controlled entities since acquisition; and

•                  the difference between the values assigned to assets and liabilities of the controlled entity within the Group’s financial report and those in the report of the controlled entity arising due to valuation methodology differences.

The whole of the EMVONA balance will be written off to retained earnings upon transition to AIFRS. Under AASB 1 EMVONA may be partially replaced by acquired goodwill and other intangible assets such as the value of business in force (VBIF) arising from the acquisition of the MLC group in 2000 and other subsequent acquisitions, directly or indirectly, by life businesses within the Group.

Based on the above, the estimated opening adjustments as at 1 October 2004 are:

•                  de-recognition of the EMVONA asset of $4,904 million;

•                  recognition of goodwill of $2,677 million;

•                  recognition of other intangible assets of $1,482 million; and

•                  a decrease in retained earnings of $746 million.

Under the rules of AASB 1, the acquired goodwill recognised does not include any notional amortisation from the date of acquisition until transition. In future periods, the goodwill will be subject to an annual impairment test. The other intangible assets recognised will be amortised over a period equivalent to their useful life.

(c) Securitisation

The combined effect of financial asset de-recognition rules and the consolidation of special purpose entity rules will impact both existing and new securitisation arrangements involving both the Group’s assets and those of its customers. The rules provide more stringent criteria for the de-recognition of financial assets. The interpretation of AIFRS consolidation rules will now require the Group to consolidate securitisation special purpose vehicles that were not consolidated under Australian GAAP. In addition, special purpose entities holding assets originated outside the Group will require consolidation where the Group has access to the majority of the residual income or is exposed to the majority of the residual risk associated with the special purpose entity.

The estimated opening adjustments as at 1 October 2004 are:

•                  an increase in total assets of $5.6 billion;

•                  an increase in total liabilities of $5.6 billion; and

•                  a minimal decrease in retained earnings.

As a consequence of the new rules and changes to interpretation the Group is currently considering structural changes to its special purpose entities involved in various securitisation programs such that some of these entities would not then be consolidated into the Group’s financial statements from that point in time onwards.

(d) Taxation

AASB 112 requires the Group to adopt a balance sheet approach to determining deferred tax items, based upon a comparison of accounting carrying amounts of assets and liabilities with their tax base. This method will identify a broader range of differences than those that arise currently. Consequently, the Group will be required to recognise additional levels of deferred tax assets and liabilities.

There are two major tasks involved in the first time application of AASB 112, the first being the need to determine the tax effect of any transitional adjustments (at both 1 October 2004 and 1 October 2005) required in the move to AIFRS. The second major task involves applying the rules of the balance sheet method to the Group’s existing balance sheet. This is a very complex exercise and remains work in progress for the AIFRS project. As a consequence, in combination it is estimated that the changes will result in a higher level of deferred tax assets and a lower level of deferred tax liabilities being recognised by the Group.

(e) Share-based payments

AIFRS introduces the requirement for the Group to recognise an expense in respect of all share-based remuneration (performance options, performance rights and shares issued to employees) determined with reference to the fair value of the equity instruments issued. The fair value of the performance options and performance rights at grant date will be expensed over their expected vesting period on a straight-line basis.  Shares issued under the Company’s staff share schemes will be recognised as an expense when issued.

The rules require the transition adjustment at 1 October 2004 to be calculated in respect of performance options and performance rights granted from 7 November 2002 that remain unvested at 1 January 2005.

The estimated opening adjustment as at 1 October 2004 is a decrease in retained earnings of $34 million with a corresponding amount recognised in a share option reserve within shareholders’ equity.

(f) Intangible assets and impairment

On transition to AIFRS goodwill will no longer be amortised but will be assessed for any potential indication of impairment at each reporting date and tested for impairment at least annually. If an impairment loss is identified it must be recognised immediately in the income statement. The Group does not currently anticipate an impairment adjustment to opening retained earnings arising at 1 October 2004 in respect of this change in accounting policy but are in the process of completing the review.

This change in policy under AIFRS may result in increased volatility of future earnings where impairment losses are incurred.

Other intangibles will be amortised on a systematic basis that best reflects the expected pattern of consumption of the assets’ benefits over their respective useful lives. In addition, application software assets with a carrying value of $655 million will be reclassified from ‘Property, Plant and Equipment’ to ‘Intangible Assets’ on transition.

(g) Foreign currency translation

Under the AIFRS transitional rules the Group will apply an exemption that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to AIFRS. This decision will give rise to a debit adjustment against the FCTR estimated at $166 million with a corresponding increase to retained earnings.

Translation differences in relation to foreign controlled entities subsequent to transition to AIFRS will continue to be recorded in the FCTR. The gain or loss recognised in the income statement on a future disposal of a foreign controlled entity will include any translation differences that arose after 1 October 2004.

(h) Deferred acquisition costs

Current accounting policy allows the Group’s life insurance and funds management controlled entities to defer acquisition costs incurred to gain new business. This deferral gives rise to an asset known as deferred acquisition costs (DAC). Under AIFRS this treatment will change in respect of those contracts classified as investment contracts. Costs relating to investment contracts may only be deferred if they are direct and incremental business unit costs relating to new business. Costs relating to insurance contracts may continue to be deferred as the treatment of acquisition costs under the current ‘Margin on Services’ (MoS) policy is effectively grandfathered under AASB 4 “Insurance Contracts”.

The application of AIFRS in this regard is currently being considered by the industry, both within Australia and internationally, and various approaches are under consideration.

As the eventual accounting treatment is currently uncertain, the Group cannot reliably estimate the financial impact of this issue.

(i) Treasury shares

Under current accounting policy, direct investments in National Australia Bank Limited shares by the Group’s life insurance statutory funds are recognised as ‘Investments relating to life insurance business’ in the balance sheet at market value. On transition to AIFRS, these investments will be classified as ‘treasury shares’ and deducted from share capital.

The opening adjustments at 1 October 2004 arising from the transition to AIFRS are estimated to be decreases in investments relating to life business ($551 million) and contributed equity ($645 million) and an increase in retained earnings ($94 million).

Transitional changes as at 1 October 2005

The following transitional changes relate to application of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts” and will occur on 1 October 2005. No comparative adjustments are required for the 2005 year.

Work is ongoing with regard to the impact of these transitional adjustments. Definitive impacts have yet to be quantified and in some cases are not able to be quantified until after 1 October 2005 as they will be based on market information as at that date.

(j) Recognition of derivative financial instruments and hedging

Under AIFRS, the Group will be required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise.

Where fair value hedge accounting criteria are met, fair value changes on both the hedged item (attributable to the hedged risk) and the hedging instrument will be recognised directly in the income statement. Where cash flow hedge accounting criteria are met, the carrying value of the hedged item is not adjusted and the fair value changes on the related hedging instrument (to the extent the hedge is effective) will be deferred in a separate equity reserve and will then be transferred to the income statement at the time the hedged item affects the income statement. Hedge ineffectiveness is recognised in the income statement immediately.

It should be noted that the underlying economics and risks of the Group will not change. The change affects only the manner by which the Group will account for the way it mitigates its interest rate and foreign currency risk. Under AIFRS, the Group will most likely use a hybrid of approaches with a predominance of cash flow hedge accounting. As a consequence, this will create volatility in the balance of the cash flow hedge reserve within equity.

All hedging arrangements will be subject to rigorous effectiveness testing and where an arrangement fails effectiveness tests, hedge accounting cannot be applied and fair value changes on the hedging instrument will generally be recognised in the income statement. This raises the potential for income statement volatility.

Whilst hedge accounting rules may alter the accounting for the Group’s interest rate risk management activities, the treatment of trading derivatives is not expected to be affected by hedge accounting.

In certain circumstances, the Group will either be unable to achieve hedge accounting or it will not be the most appropriate approach. Where this is the case the Group will in certain circumstances seek to minimise the impact of the fair value measurement requirements by recognising both the item that is subject to an economic hedge and the accompanying derivative instrument at fair value in the balance sheet with movements in fair value recognised immediately in the income statement. The effect of this will be to reflect the economic substance of the transaction and reduce income statement volatility.

(k) Loan provisioning

Under AIFRS, the Group will recognise loan impairment (currently referred to as provision for doubtful debts) when objective evidence is available that a loss event has occurred and as a consequence the Group will not likely receive all amounts owed to it. Loan impairment is calculated as the difference between the carrying amount of the loan and the present value of future expected cash flows associated with the loan discounted at the loan’s original effective interest rate.

Significant loans will be individually assessed for impairment. Those significant loans that are not assessed as impaired will then be placed into portfolios of assets with similar risk profiles and be subjected to a collective assessment of impairment. Smaller loans will not be individually assessed but impairment tested in portfolios based upon similar risk profiles. Objective evidence of impairment will be based on historical experience for such portfolios adjusted to reflect the effects of current conditions at each balance date. The impact of AIFRS on the Group’s current methodology for calculating the provision for doubtful debts is still being evaluated.

(l) Insurance contracts

Contracts that do not have significant insurance risk will no longer be treated as insurance contracts but as financial instruments. For non-insurance contracts these changes will likely have a negative impact on accounting profit in respect of new business. Accounting profits will be higher in later periods as a result of a greater proportion of contract acquisition expenses being recognised upfront.

For those contracts that continue to meet the definition of an insurance contract, the Group will account for those under the existing Margin on Services (MoS) approach.

These changes do not require comparatives for the 2005 financial year. It is expected that further changes to insurance accounting will arise under Phase II of the IASB’s insurance project at which time the existing MoS approach will be phased out.

(m) Revenue recognition

At present, loan origination fee revenue is either recognised upfront or deferred in the balance sheet and amortised as an adjustment to yield over the expected life of the loan. It is likely that a greater volume of fees will be deferred and amortised over the expected life of the respective loans under AIFRS. Revenue that is deferred must be amortised on an effective interest rate basis. AIFRS also requires deferral of related costs where these are both direct and incremental to origination of the loan.

(n) Valuation of financial instruments using bid and offer prices

AASB 139 requires that in valuing financial instruments at fair value, the appropriate quoted market price to be used is usually the bid or offer price. Currently all financial instruments of the Group measured at fair value and transacted in an active market are valued at a mid-price. It is acceptable to continue to use the mid-price where there is an off-setting market risk position. Consequently, where there is no off-setting market risk position an adjustment is required to re-measure those assets and liabilities at either a bid or offer price instead of a mid price. The impact of this change on the income statement is not expected to be significant.

(o) Available for sale securities

Under AIFRS, the Group’s available for sale debt securities and equity investments will be valued at fair value in the balance sheet with unrealised gains and losses recognised in a separate reserve account within equity.

Format of financial statements

In addition to the transitional adjustments detailed above, which will impact the measurement and recognition of certain items, the adoption of AIFRS will introduce a number of changes to the format of the income statement, balance sheet and other financial statement disclosures. In general, these changes introduce more detail rather than less to the required disclosures. The Group is currently evaluating these requirements.

Capital implications

The Australian Prudential Regulation Authority (APRA) released a discussion paper in February 2005, outlining their proposed approach to calculation of regulatory capital following the adoption of AIFRS. Several of the transitional adjustments detailed above affect the calculation of the Group’s regulatory capital and are affected by APRA’s proposed approach. The Group is working with APRA and the Australian banking industry to ensure these implications are fully understood.

It is important to note that APRA’s proposals will not take effect until 1 January 2006 and the calculation of regulatory capital will remain unchanged until then.

SECTION 4

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2005

GROUP PROFITABILITY AND CAPITAL

Management Discussion & Analysis - Profitability

PROFITABILITY

Net Operating Income

Group net operating income increased 1.0% from the September 2004 half, and 1.6% from the March 2004 half.

Net Interest Income

Banking net interest income fell 1.5% from the September 2004 half and 0.9% from the March 2004 half. The result reflects continued pressure on margins across the Group, partly offset by growth in underlying volumes.

Volumes by Division

	Half Year to			Fav/(Unfav) Change on Sep 04
	Mar 05	Sep 04	Mar 04%		Ex FX % (2)
	$bn	$bn	$bn
Average interest-earning assets (1)
Australian Banking	150.1	142.9	135.5	5.0	5.0
UK Banking	53.5	55.9	50.3	(4.3)	(0.7)
New Zealand Banking	31.1	28.4	26.5	9.5	6.7
Institutional Markets & Services	139.8	133.0	126.7	5.1	7.3
Other (3)	(49.6)	(46.4)	(39.8)	(6.9)	(12.7)
Group average interest-earning assets	324.9	313.8	299.2	3.5	4.1

(1)       Interest-earning assets include intercompany balances.

(2)       Change expressed at constant foreign exchange rates.

(3)       Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $11.1 billion, or 3.5% on the September 2004 half, primarily representing a $7.5 billion increase in loans and advances and a $2.5 billion increase in marketable debt securities.

On a divisional basis, the $7.5 billion increase in loans and advances on the September 2004 half is primarily driven by the Australian Banking business, and, on a product basis, reflects growth in the Group’s housing book and improved business lending. Key factors contributing to this outcome were:

•                  reflecting stabilisation of housing market share, Australian Banking experienced growth of $5.1 billion (5.5%) in housing lending on the September 2004 half. Non-housing lending grew $1.9 billion (4.5%) primarily fixed-rate interest-only term lending and leasing, which increased 7.3% and 5.6% respectively;

•                  of the growth in New Zealand Banking’s average interest-earning assets, $1.5 billion is due to growth in residential mortgages (up 11.8%, or 9.1% at constant exchange rates to $14.8 billion), reflecting market share improvements from 15.9% to 16.2%. Non-housing lending grew 8.3%, or 5.6% at constant exchange rates;

•                  including the Irish Banks, which were sold on 28 February 2005, UK Banking’s loans and advances declined 2.5%. Excluding the Irish Banks and at constant exchange rates, average underlying housing loan balances increased 9.5%, reflecting new products and branding strategies, and the move into the third party distribution channel. Average underlying non-housing loan balances were flat, but grew 4.2% at constant exchange rates, with growth in both fixed and variable-rate products; and

•                  Institutional Markets & Services average loans and advances increased 2.6%, or 5.5% at constant exchange rates on the September 2004 half.

Average marketable debt securities grew $2.5 billion, or 7.0%, on the September 2004 half. Higher balances of Markets’ division assets reflecting business growth in the December 2004 quarter, were reduced in the March 2005 quarter following the Group’s strategic decision to release capital invested in low yielding assets.

Refer to Note 5 for further details.

Net Interest Margin

Group net interest margin declined 10 basis points during the half year from 2.29% to 2.19%, (and compared to the March 2004 half, the net interest margin has declined 21 basis points from 2.40%). Drivers of the decline varied across the Group’s businesses.

In analysing the divisional results, it should be noted that as part of the annual process for aligning the operating divisions’ economic capital usage with the Group’s target capital position, capital allocations to the Group’s banking divisions were reviewed with effect from 1 October 2004. This impacted the capital allocated to each division and also included an attribution of the interest cost of other forms of capital such as subordinated debt and hybrid equity instruments on a usage basis. The divisional impact on net interest income for the March 2005 half, which is neutral at the Group level is summarised below:

$m
Increase/(Decrease)
Australian Banking	36
UK Banking	10
New Zealand Banking	(12)
Institutional Markets & Services	9
Group Funding	(43)
Group	—

Including these effects, divisional net interest margin movements on the September 2004 half are summarised as follows:

•                  Australian Banking’s margin declined 4 basis points (9 basis points excluding the capital reallocation). This reflects ongoing competitive pressure on margins, the continuing shift in the balance sheet to lower-margin home loan products, and an increase in wholesale funding;

•                  UK Banking’s margin declined 18 basis points (27 basis points excluding the capital reallocation (4bps) and the benefit of the proceeds from the sale of the Irish Banks (5bps)). This reflects a continuing move to lower-margin housing lending, reduced lending margins (primarily for fixed-rate personal loans, variable-rate mortgages and credit cards), and unfavourable funding costs. In relation to UK Ongoing Operations, the underlying net interest margin declined 20 basis points;

•                  New Zealand Banking’s margin declined 12 basis points (5 basis points excluding the capital reallocation). This has been driven by growth in lower-margin fixed rate products, competitive pressure for lending products (particularly in cards and housing), partly offset by favourable deposit margins, and the results of funding strategies;

•                  Institutional Markets & Services’ margin declined 1 basis point (2 basis points excluding the capital reallocation). This reflects the impact of the prevailing yield curve on income generated in the Markets business and competition in the corporate lending market, partly offset by the reversal of capitalised interest income on a non-accrual loan in the September 2004 half, and favourable changes to the structured finance portfolio; and

•                  Group Funding’s margin declined excluding the capital reallocation reflecting the results of the Group’s ongoing funding activity and securitisation programs.

Net interest margin – contribution to the movement in the Group net interest margin on the
September 2004 half (excluding internal capital reallocation)

As a result, on a weighted basis, the division having the greatest impact on the Group’s 10 basis point margin decline was UK Banking, contributing 9 basis points of the decline on a weighted basis, with Australian Banking contributing 2 basis points, offset by a 1 basis point increase from Group Funding.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038). AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders’ retained profits and capital of the life insurance businesses). As the tax expense/benefit is attributable primarily to the policyholders, the movement in net life insurance income should be viewed on an after tax basis. In addition, net life insurance income includes investment revenue attributable to consolidated registered schemes with a corresponding increase in net profit attributable to outside equity interests. The life insurance funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Net life insurance income	495	523	396	(5.4)	25.0
Investment earnings on shareholders’ retained profits and capital (before tax) – see below	63	34	59	85.3	6.8
Interest expense, income tax expense and outside equity interest	(360)	(402)	(281)	(10.4)	(28.1)
Net profit of life insurance funds after outside equity interest	198	155	174	27.7	13.8

Net life insurance income after tax has improved 27.7% on the September 2004 half. This is primarily due to increased investment revenue reflecting the improved performance of global equity markets compared to the September 2004 half, partly offset by an increase in policy liabilities. The increase in fee revenue due to higher average funds under management, and higher annual inforce premiums, partly offset by less favourable claims experience in the March 2005 half have also contributed to the result. The September 2004 half included the recognition of an unfavourable prior year adjustment of $(40) million.

Investment Earnings on Shareholders’ Retained Profits and Capital of Life Businesses (IORE)

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Investment earnings on shareholders’ retained profits and capital (before tax)	63	34	59	85.3	6.8
Income tax expense and outside equity interest	(15)	(7)	(15)	large	—
Investment earnings on shareholders’ retained profits and capital	48	27	44	77.8	9.1

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds in the March 2005 half was $48 million (after-tax), in line with the strong performance of the major stockmarket indices over the half. The September 2004 half was impacted by more subdued equity market returns, with the Asian operations particularly impacted by the significant volatility of the MSCI World Index.

Other Operating Income

Movement on September 2004 half

Total Banking other operating income increased by 3.3% (or 4.3% at constant exchange rates) on the September 2004 half to $2,110 million, which reflects the following factors:

•                  Trading income increased by $102 million (43%) to $337 million as a result of improved trading opportunities due to increased volatility in the interest and exchange rate markets, after a particularly challenging September 2004 half; and

•                  Loan fees from banking grew by $22 million (3%) to $742 million, reflecting solid bill fee growth in Australia, partly offset by competitive pricing across all regions;

Partly offset by:

•                  Money transfer fees fell $16 million (3%) to $479 million as a result of a change in the mix of transactions as customers migrate to lower cost channels;

•                  Other income fell by $22 million to $112 million due to the impact of non-recurring items; and

•                  Fees and commissions decreased by $10 million (3%) to $366 million largely reflecting changes in Card-related products and activity;

Wealth Management other operating income increased by $53 million (13%) to $461 million, reflecting higher management fee income. The March 2005 half was also favourably impacted by the receipt of a $24 million retrospective profit share payment in the UK, and a $27 million insurance recovery relating to NAFiM investor compensation payments (received from the Group’s captive-insurance company, with no impact at the Group level).

Movement on March 2004 half

Total Banking other operating income decreased by 0.6% (or 1.6% at constant exchange rates) on the March 2004 half to $2,110 million, which reflects the following factors:

•                  Dividend income of $22 million in the March 2004 half no longer received following the sale of investments;

•                  Other income fell by $10 million to $112 million due to the impact of non-recurring items;

•                  Money transfer fees fell $9 million (2%) to $479 million due to a change in the mix of transactions as customers migrate to lower cost channels; and

•                  Trading income was flat at $337 million;

Partly offset by:

•                  Fleet service fees grew $13 million (22%) to $73 million reflecting business growth and a change in accounting treatment of fleet vehicle registration costs; and

•                  Loan fees from banking grew $15 million (2%) to $742 million, reflecting solid bill fee growth in Australian Banking as a result of a 16.5% increase in bill acceptance volumes over the 12 months.

Wealth Management other operating income increased by $62 million (16%) on the March 2004 half to $461 million reflecting higher management fee income. The March 2005 half was also favourably impacted by a $12 million increase in retrospective profit share payment in the UK, and a $27 million insurance recovery relating to NAFiM investor compensation payments.

Operating Expenses

Movement on September 2004 half

Total Banking expenses grew 0.7% (or 1.9% at constant exchange rates) on the September 2004 half, to $3,246 million. The result is marked by higher personnel and superannuation costs and large one-off items, partly offset by lower discretionary expenditure and amortisation. In particular the result includes:

•                  costs of $56 million associated with the Northern Bank robbery in December 2004 ($49 million recognised in Corporate Centre through the Group’s captive-insurance company and $7 million in the UK Banking results);

•                  costs of $49 million associated with the outcome of a legal action in South Korea awarded against the National;

•                  insurance recoveries of $27 million payable to NAFiM from the Group’s captive-insurance company (no impact at Group level);

•                  higher superannuation costs of $25 million, due primarily to a superannuation contribution holiday in Australia reducing September 2004 half pension fund expenses by $17 million, and a $5 million increase in New Zealand pension fund expenses;

•                  higher occupancy costs of $9 million (3%) driven by the full occupation of the second Docklands building; and

•                  personnel expenses (excluding superannuation), growing $8 million (1%), reflecting higher salaries from 1 January 2005 net of a reduction in average staff numbers, and higher performance-based remuneration in the March 2005 half;

Partly offset by:

•                  the focus on reducing discretionary expenditure and lower project related-spend, including regulatory and compliance projects;

•                  a reduction in advertising and marketing costs of $19 million, as the September 2004 half included costs associated with the sponsorship of the 2006 Melbourne Commonwealth Games; and

•                  lower software amortisation expense of $7 million following the write-off of capitalised software at 30 September 2004.

Wealth Management operating expenses fell 4.2% on the September 2004 half to $411 million, reflecting a reduction in staff numbers and lower costs associated with strategic investment expenditure.

Movement on March 2004 half

Total Banking expenses increased 12.0% (or 10.7% at constant exchange rates) on the March 2004 half year to $3,246 million, reflecting:

•                  growth in personnel expenses (excluding superannuation) of $103 million (7%), due to higher annual salaries and growth in contractor costs mainly associated with compliance projects;

•                  costs of $56 million associated with the Northern Bank robbery in December 2004;

•                  costs of $49 million associated with the outcome of a legal action in South Korea;

•                  higher occupancy costs of $36 million (13%) as a result of annual rent increases and the move to Docklands;

•                  insurance recoveries of $27 million payable to NAFiM from the Group’s captive insurance company;

•                  higher superannuation costs of $25 million, due primarily to a superannuation contribution holiday in Australia reducing March 2004 half pension fund expenses by $17 million, and a $7 million increase in New Zealand pension fund expenses; and

•                  a step-up in project related-spend, including regulatory and compliance projects;

Partly offset by:

•                  a $26 million write-off of development work associated with the Integrated Systems Implementation (ISI) program which was included in the March 2004 half; and

•                  a reduction of $19 million in the charge to provide for non-lending losses on the March 2004 half.

Wealth Management operating expenses increased 1.5% on the March 2004 half to $411 million, reflecting higher volume-related expenses, partly offset by the impact of a reduction in staff numbers.

Asset Quality

The Group’s asset quality continued to remain sound during the March 2005 half year. The credit environment during the half was benign and the current outlook is for no significant deterioration.

The disposal of the Irish Banks has decreased the volume of impaired assets and the level of total provisions, however this has had a minor impact on asset quality. In the March 2005 half:

•                  the Group commenced a review of its credit assessment process to simplify and accelerate the process, resulting in an improved client focus without compromising the quality of the lending decision;

•                  portfolio-managed facilities totalling $124 million between 90 and 180 days past due were reclassified from non-accrual to 90 days past due facilities to align with the Australian Prudential Regulatory Authority (APRA) classification;

•                  the average level of non-accrual loans has remained relatively stable;

•                  net write offs are lower compared to the September 2004 and March 2004 halves;

•                  past due volumes have increased following some deterioration in housing and personal loans;

•                  coverage ratios have improved; and

•                  the proportion of investment grade non-retail facilities has improved.

Movement in gross non-accrual loans and accruing loans past due 90 days (refer note 13)

	Non-accrual	90 days past due
	$m	$m
Balance at 30 September 2004	1,230	892
Increase/(Decrease):
- Sale of Irish Banks	(84)	(3)
- APRA Reclassification	(124)	124
Adjusted balance at 30 September 2004	1,022	1.013
Repayment of large exposure	—	(204)
Underlying movement	93	75
Balance at 31 March 2005	1,115	884

Non-accrual loans

The APRA reclassification of portfolio-managed facilities past due between 90 and 180 days reduced the balance of non-accrual loans by $124 million and the sale of the Irish Banks reduced the balance by $84 million.

In the March 2005 half there was an underlying increase of $93 million in non-accrual loans. There was a net increase in Australia following the impairment of two large corporate clients totalling $133 million, which was offset by lower non-accrual loans in the UK.

Net write offs

Net write offs in the March 2005 half amounted to $211 million, which is significantly lower than the September 2004 half year of $335 million, and the March 2004 half year of $270 million. Net write offs as a proportion of gross loans and acceptances fell in the March 2005 half from 0.12% (including Irish Banks) to 0.08%.

The improvements in net write offs is consistent with the benign credit environment, stronger asset prices and fewer corporate write offs in the United States and New Zealand.

The improvement of $43 million in the United States is the result of no further write offs being incurred in the exit of impaired exposures in the power and utility sector, although a provision of $23 million has been made for one exposure in the half. New Zealand improved by $13 million as the net write offs in the September 2004 half primarily related to one corporate client.

In Australia, non-retail net write offs fell by 38% following proportionately higher recoveries, while retail net write offs fell by 57%.

Net write offs increased in the UK relating to two corporate clients.

Accruing loans 90 days past due

Past due facilities comprise well-secured accruing loans that are more than 90 days past due and portfolio-managed facilities that are not well secured but between 90 and 180 days past due, (refer comment on reclassification above). Excluding the full repayment of one large corporate exposure in Australia of $204 million and the APRA reclassification, the volume of these facilities increased by $75 million.

The application of the APRA classification exemption to portfolio-managed facilities that are not well secured but between 90 and 180 days past due resulted in $74 million of facilities in Australia and $50 million in the UK being reclassified from non-accrual to past due in the March 2005 half.

Facilities that are past due but fully secured had an underlying increase of $68 million, the majority in Australia and relating to the home loan portfolio. Actions are being undertaken to address this, however lending losses are not expected as the facilities are well secured.

Provisioning coverage

The Group’s total provisions as a percentage of impaired assets increased by 19% points to 217% over the March 2005 half.

The improvement in cover resulted from a decrease in impaired assets in the Group, primarily due to the reclassification referred to above, while provision levels remained relatively stable.

The ratio of general provisions to risk-weighted assets, excluding housing, increased marginally from 0.99% to 1.00%.

Trends in the ratings of exposures

The non-retail segment of the portfolio encompasses Business and Corporate lending.

Over the twelve months to March 2005, the level of investment grade equivalent (AAA to BBB-) facilities held by the Group in its non-retail portfolio increased from 75% of the portfolio to 77%.

The proportion of sub-investment and categorised facilities fell in that time by 1% each.

Trends in the level of non-retail secured lending

The Group considers a loan to be well secured where bank security is greater than 100% of the facility.

The non-retail segment of the Group continues to build and retain its core of well-secured clients.

In March 2005 half, Business Banking increased its holdings of well-secured facilities by 2% points to 68%. Institutional Markets & Services also increased its proportion by 2% points to 13%.

Retail portfolio

The retail portfolio consists of home loans, credit cards, personal overdrafts and personal loans. Housing remains the dominant product in the portfolio comprising 92% of Group personal lending. Australia is the dominant region holding 75% of the Group’s personal lending portfolio.

The credit quality of the retail portfolio is sound, with a high level of well-secured facilities (92%).

90-day delinquencies have remained at a similar level since the transition of home loans from the previous servicing system in September 2004. The movement for the March half is attributable to a small increase in delinquency rates in Australian housing. Although the majority of this segment is well secured, actions are being taken to address the rise in delinquency.

The gross 12 month rolling write off rate has continued to decline to 0.29%, as a result of generally higher levels of equity in households.

The data series excludes the Irish Banks.

Taxation

Total Banking’s effective tax rate on cash earnings before significant items has increased from 28.5% in the September 2004 half to 30.4%. This is impacted by the Group’s international activities to which a wide range of tax rates are applied, and certain costs incurred in respect of the legal action in South Korea and the Northern Bank robbery, in relation to which no future income tax benefit has been raised.

Exchangeable capital units capital raising

In February 2004 the National announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2000. The ATO assessments are for $157 million of primary tax and interest and penalties of $150 million (after-tax), a total of $307 million (after-tax). At that time, the National also informed that the ATO was considering its position in respect of interest deductions claimed by the National on its ExCaps for the years 2001 to 2003.

In May 2005 the National received amended assessments from the ATO for the years 2001 to 2003. The ATO assessments are for $135 million of primary tax and interest and penalties of $98 million (after-tax), a total of $233 million (after-tax).

The National has also received amended assessments from the ATO for the years 1998 to 2001 disallowing certain costs associated with the issue of the ExCaps. These assessments are for $6 million of primary tax and interest and penalties of $6 million (after-tax), a total of $12 million (after-tax). Should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged, and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the previous amended assessments. This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO. The Group intends to adopt the same position in relation to the most recent amended assessments.

The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute. As a result, a permanent difference of $16 million has been recognised in determining income tax expense for the 2005 half.

TrUEPrSSM capital raising

In April 2004 the National announced that it had received amended assessments from the ATO which seek to disallow interest deductions claimed in respect of its TrUEPrSSM capital raising for the years 1999 to 2002. The ATO assessments are for $85 million of primary tax and interest and penalties of $65 million (after-tax), a total of $150 million (after-tax). The ATO is also expected to issue amended assessments for the 2003 and 2004 income years and the expected additional primary tax payable for those years is $20 million. If the ATO issues amended assessments in respect of those years it is possible interest and penalties would also apply. No further disputed tax amounts will arise in relation to future years as the TrUEPrSSM were redeemed in January 2004.

The Group is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal. Objections against the amended assessments have been lodged, and no provisions have been raised by the Group.

The Group has paid 50% of the amounts owing under the amended assessments. This payment has been recognised as an asset on the statement of financial position, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

Subsidiaries of the Group have received amended tax assessments for the 1998 and 1999 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately NZ$47 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The IRD has also issued Notices of Proposed Adjustments in respect of these and similar structured finance transactions for the 2000, 2001 and 2002 years. These notices do not create a tax obligation for the National, but advise of the IRD’s intention to issue amended assessments for those years.

The New Zealand Government has introduced new legislation, to take effect from 1 July 2005, which addresses their concerns with banks entering these transactions. All of the National’s structured finance transactions that are the subject of the IRD’s review will have terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million. In addition, as at 31 March 2005, interest of NZ$102 million (net of tax) will be payable.

The National is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect of these transactions. The National has obtained legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the March 2005 half.

Significant Items

Net profit on sale of Northern and National Irish Banks

On 28 February 2005 the sale of National Europe Holdings (Ireland) Limited (the UK holding company of Northern Bank and National Irish Bank) to Danske Bank A/S was completed on terms consistent with the original sale announcement on 14 December 2004. This generated a net profit on sale after all disposal costs including taxation of $1,073 million.

There will be a post-closing adjustment in accordance with terms of the sale agreement and the National will have certain indemnification obligations and standard warranties that survive completion of the sale. The National will provide transitional services to Danske Bank A/S in respect of the Northern Bank and National Irish Bank operations to assist in the smooth transition of ownership of those businesses. These transitional services will be provided at cost and are expected to be in place for up to eighteen months.

Restructuring expenses

During the March 2005 half, the Group incurred restructuring expenses and provisions totalling $403 million. Details are set out below:

	Redundancies		Occupancy	Other	Total
	No.	$m	$m	$m	$m
Half year to 31 March 2005
Total Australia	1,036	91	—	30	121
Total UK	1,700	185	61	20	266
Total New Zealand	23	1	—	—	1
Institutional Market & Services	27	7	—	3	10
Other (including Corporate Centre)	7	1	—	4	5
Total Group	2,793	285	61	57	403

Australian restructuring

Restructuring expenses of $121 million have been booked in the Australian region in the March 2005 half. This includes staff redundancy costs of $91 million covering 1,036 positions, of which 210 have exited in the March 2005 half ($22 million) and 826 have been provided for ($69 million). The remaining $30 million relates to other costs incurred in restructuring and integrating the Australian businesses. This includes costs related to reorganisation of new management teams and managing the integration process, as well as writing off the asset value of decommissioned systems.

Further restructure costs will be provisioned by the Australian region in the second half as it continues to develop the integration program for its businesses.

UK restructuring

On 30 March 2005, the National announced it would book a provision of $266 million (GBP109 million) to cover restructuring initiatives currently underway in the UK operations. This covers costs to streamline operations, which will lead to reductions in staffing levels of 1,700 positions during the next 12 to 18 months and the reconfiguration of the distribution networks to meet the changing needs of customers.

Further details may be obtained from the Company’s ASX Announcement and European Restructure presentation on 30 March 2005, which are available on the Group’s website at www.nabgroup.com

New Zealand, Institutional Markets & Services and Other restructuring

Restructuring initiatives are currently being finalised and provisions will be booked in the second half of the 2005 year.

Reversal of provision in relation to foreign currency options trading loss

In January 2004, the National announced that it had identified losses relating to unauthorised trading in foreign currency options of $360 million before tax. Following a detailed review of the residual risk in the remaining portfolio, it has been determined that $34 million ($24 million after tax) be written back to profit in the March 2005 half.

Reversal of 2002 provision in relation to restructuring

During 2002, the Group recognised restructuring costs from the Positioning for Growth (PfG) initiatives. In the March 2005 half, excess provisions totalling $9 million ($6 million after tax) were written back to profit, leaving a residual provision of $12 million.

Management Discussion & Analysis – Balance Sheet & Capital

BALANCE SHEET & CAPITAL

Assets and Liabilities

Lending

	As at			Fav/(Unfav) Change on
	31 Mar 05	30 Sep 04(1)	31 Mar 04(1)	Sep 04 Ex FX %	Mar 04 Ex FX %
	$m	$m	$m
Housing (net of securitisation)
Australia	98,142	91,259	88,845	7.5	10.5
UK	15,289	14,716	12,796	7.6	18.8
New Zealand	15,399	14,328	12,263	9.5	19.2
Asia	617	610	574	9.4	9.4
Total housing	129,447	120,913	114,478	7.8	12.4

Term lending	81,560	78,819	73,742	4.9	9.4
Other lending	40,109	39,443	37,804	3.7	5.1
Bill acceptances	21,567	16,343	14,987	32.0	43.9
Total lending (gross loans & acceptances)	272,683	255,518	241,011	7.9	12.3

(1)       Proforma information - excludes lending assets of the Irish Banks, which were sold on 28 February 2005.

Housing lending (net of securitisation) has increased by 7.8% from 30 September 2004 to $129.4 billion supported by continued strong residential mortgage markets across all regions.

In Australia, housing lending has experienced encouraging growth with market share stabilising at 14.4%. Although growth in the Australian housing sector has slowed compared to the previous half, demand for home loans remains strong. Housing lending growth has mainly occurred within 100% offset home loan products and fixed rate loans as customers choose to lock in interest rates during a rising interest rate environment.

In the UK, housing lending has increased 7.6% (excluding the impact of the sale of the Irish Banks) reflecting the success of the brand program, new product launches and the move into the third party distribution channel using selected brokers to sell products to the target market.

In New Zealand, housing lending grew 9.5% over the half, with market share growing from 15.9% at September 2004 to 16.2% at March 2005. This performance reflects BNZ’s implementation of a consistent and targeted home loan strategy, including the ‘Unbeatable’ campaign.

Business lending volumes have grown over the half, particularly in Australia, reflecting business confidence and the restoration of risk settings, particularly in fixed rate lending and in leasing products. Personal lending also grew due to increased seasonal spending, promotional offers and specific campaigns, such as the Visa ‘Mini Card’ campaign in Australia.

Bill acceptances have increased 32.0%, however, excluding the impact of the buy-back of the Company’s-accepted bills, bill acceptance volumes have grown 5.8% over the half. Australian Banking volumes have increased 10.0% as they continue to be a preferred product for business customers as a result of favourable pricing arrangements and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and investment securities) decreased $8,460 million or 21.0% during the March 2005 half. The reduction in these securities follows the Group’s strategic decision to release capital invested in low yielding assets so as to improve returns in the Institutional Markets & Services business.

Deposits and Other Borrowings

Excluding National Irish Bank Limited and Northern Bank Limited which were sold on 28 February 2005, total deposits and other borrowings decreased 0.5% over the half.

Total deposits (excluding the Irish banks) grew $3,775 million or 2.0% during the March 2005 half. Sound growth occurred in retail deposit volumes (saving and transaction deposits), particularly in Australia, following the successful launch in July 2004 of new flat fee transaction account offerings. Growth was also experienced in New Zealand where retail deposit market share increased by 30 basis points during the March 2005 half, as a result of continued steady improvements in brand awareness and preference.

Other borrowings (excluding the Irish banks) have decreased by $5,679 million (29.5%), reflecting the current strategy of lengthening and broadening the maturity profile of the Group’s debt portfolio. This has resulted in a higher reliance on bonds, notes and subordinated debt issues, rather than on the Group’s commercial paper and other short-term debt programs. The lower funding requirements also reflect the release of capital invested in low yielding assets.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased $3,963 million (12.2%) during the March 2005 half. The National has a number of funding programs available, and the increase reflects further issues of the Group’s Euro and Domestic medium-term notes programs, undertaken to fund asset growth and re-finance of maturing short-term and long-term debt. The increase also reflects the Group’s current strategy of lengthening the maturity profile of the Group’s debt issues.

Capital Position

Capital ratios and risk-weighted assets are set out below.

	Target	As at
	ratio	31 Mar 05	30 Sep 04	31 Mar 04
	%	%	%	%
ACE ratio	4.75 – 5.25	5.84	5.30	5.33
Tier 1 ratio	7.0 - 7.5	8.30	7.34	7.43
Total capital ratio	10.0 -10.5	11.37	10.58	9.30

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
	$m	$m	$m
Risk-weighted assets – credit risk	266,854	273,189	256,489
Risk-weighted assets – market risk	12,294	13,616	21,750
Total risk-weighted assets	279,148	286,805	278,239

There has been no change to the National’s target capital ranges during the March 2005 half.

In addition to regulatory capital ratios, the National uses the adjusted common equity (ACE) ratio as a key capital target. It measures the capital available to support the banking operations, after deducting the Group’s investment in wealth management operations. As at 31 March 2005, the ACE ratio was 5.84% an increase from 5.30% at 30 September 2004. Refer to note 17 regarding the components of the ACE ratio.

The Group’s capital ratios have increased during the period and are above the Group’s stated target ranges at 31 March 2005. This principally reflects the sale of the Irish Banks, which occurred on 28 February 2005. The banks were sold for $2.5 billion, generating a net profit on sale after all disposal costs of $1.1 billion. In addition to the profit component, the sale also increased the capital ratios as a result of the reduction in risk-weighted assets of approximately $12 billion. In total, the impact of the sale increased the ACE ratio by 66 basis points, the tier 1 ratio by 77 basis points and the total capital ratio by 90 basis points as at 31 March 2005.

During the March 2005 half the Group commenced an initiative to reduce low return risk-weighted assets in the Institutional Markets & Services business.

As directed by APRA, the National currently uses the standard method to calculate the market risk capital component of risk-weighted assets. During the March 2005 half there was a reduction of $1,322 million in the market risk component of risk-weighted assets. Using the internal model method, which was applied prior to 31 March 2004, the market risk component of risk-weighted assets at 31 March 2005 amounted to $3,127 million, down from $3,410 million at 30 September 2004. The effect of using the standard method to calculate the market risk component of risk-weighted assets was an increase of $9,167 million (compared to $10,206 million at 30 September 2004).

Trust Preferred Securities II

On 23 March 2005, the Group raised US$800 million (A$1,014 million net of issue costs) through the issue of 800,000 Trust Preferred Securities of US$1,000. The securities qualify as tier 1 capital of the National. Each Trust Preferred Security pays a semi-annual non-cumulative distribution, in arrears equal to 5.486% per annum until 23 March 2015. After that date the securities will pay a quarterly non-cumulative distribution at the annual rate of 1.5375% over 3 month US$ LIBOR.

Impact of the Australian Equivalents of International Financial Reporting Standards (AIFRS) on Regulatory Capital – effective 1 January 2006

On 24 February 2005, APRA issued a discussion paper that outlines how APRA proposes to address the prudential implications of a number of specific AIFRS related changes. APRA’s proposals have potential impacts for the capital position of the National and all the other Australian financial institutions. Refer to page 12 for further details.

SECTION 5

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2005

DIVISIONAL PERFORMANCE ANALYSIS

Management Discussion & Analysis – Total Australia

TOTAL AUSTRALIA (1)

Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Cash earnings before significant items
Australian Banking	951	940	1,053	1.2	(9.7)
Wealth Management Australia (1)	194	149	171	30.2	13.5
Total Australia	1,145	1,089	1,224	5.1	(6.5)

(1)       Wealth Management Australia division includes Asian operations.

Financial performance highlights

Total Australia delivered growth of 5.1% on the September 2004 half, although the Australian Banking result was well below the March 2004 half. During the March 2005 half the business moved to a period of stabilisation, following the transition to a new regional operating model and appointment of a new leadership team.

Australian Banking grew 1.2% on the September 2004 half to $951 million following growth in business and housing lending, as well as retail deposits, with market share in these segments stabilising. Income growth however, has been constrained by net interest margin contraction and there has been a strong focus on expense management. Asset quality indicators remain strong with the increase in the charge to provide for doubtful debts mainly due to volume growth in the current half and the impact of statistical provisioning writebacks in prior periods.

Wealth Management Australia grew 30.2% (2.6% after allowing for prior period adjustments) on the September 2004 half to $194 million. Solid growth in the Investments business and strong investment earnings on shareholders’ retained profits and capital was partly offset by reduced profits in the Insurance business and increased regulatory and compliance spend.

Australian Banking

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Net interest income	1,888	1,834	1,867	2.9	1.1
Other operating income	1,081	1,073	1,049	0.7	3.1
Total income	2,969	2,907	2,916	2.1	1.8
Other operating expenses	(1,479)	(1,465)	(1,306)	(1.0)	(13.2)
Underlying profit	1,490	1,442	1,610	3.3	(7.5)
Charge to provide for doubtful debts	(130)	(97)	(104)	(34.0)	(25.0)
Cash earnings before tax	1,360	1,345	1,506	1.1	(9.7)
Income tax expense	(409)	(405)	(453)	(1.0)	9.7
Cash earnings before significant items (1)	951	940	1,053	1.2	(9.7)

(1)       Refer to Note 1a for a reconciliation of Australian Banking’s result to Group net profit.

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
				%	%
Performance & profitability
Return on average assets (annualised)	1.07%	1.13%	1.33%
Cost to income ratio	49.8%	50.4%	44.8%
Cash earnings per average FTE (annualised) ($’000)	104	102	115
Net interest income
Net interest margin	2.52%	2.56%	2.75%
Net interest spread	2.31%	2.41%	2.69%
Average balance sheet ($bn)
Gross loans and acceptances	169.2	160.1	152.0	5.7%	11.3%
Interest-earning assets	150.1	142.9	135.5	5.0%	10.8%
Retail deposits	74.1	71.6	69.9	3.5%	6.0%

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
Asset quality
Gross non-accrual loans ($m)	362	428	428
Gross loans and acceptances ($bn)	173.9	162.2	156.0
Gross non-accrual loans to gross loans and acceptances	0.21%	0.26%	0.27%
Specific provision to gross impaired assets	34.2%	29.7%	33.6%
Full-time equivalent employees (FTE)	18,372	18,382	18,468
Market share (%) (1)
Housing	14.49	14.35	14.63
Business (including Institutional Markets & Services)	18.38	18.61	19.00
Other Personal	14.94	15.42	15.97
Retail deposits (Personal & Business)	15.70	15.68	16.12

(1)            Source: RBA.

Financial performance – movement on September 2004 half

Cash earnings before significant items increased 1.2% to $951 million on the September 2004 half driven by income growth of 2.1% and expense containment.

Underlying profit increased 3.3% on the September 2004 half, with the following factors driving the result:

•                  Net interest income growth of 2.9% was driven by business lending and housing lending volume growth in response to the business initiative to restore credit risk settings. Retail deposit volumes have also grown, particularly in low-interest-bearing transaction accounts following the launch in July 2004 of a new flat fee transaction account offering.

•                  Housing lending growth for March 2005 was 1.5 times financial system and 1.2 times financial system for the financial year to date. Market share of housing lending was 14.49% in March 2005, which represents an increase of 14 basis points on September 2004. A significant proportion of housing growth has been in the lower margin ‘National base variable home loan’ product.

•                  Growth in Business lending (including bill acceptances) was 1.3 times financial system in March 2005 and 0.8 times financial system for the financial half year to date. Market share of Business lending was 18.38% to March 2005, a decrease of 23 basis points from September 2004. Excluding Corporate/Institutional Markets & Services, business lending growth was 6.8% to March 2005.

•                  Retail deposit market share was 15.70% in March 2005, an increase of 2 basis points on September 2004.

•                  Other Personal lending (including credit cards) grew at 0.5 times financial system for the March 2005 half. Market share of 14.94% as at March 2005 is a decline of 48 basis points from the September 2004 position.

•                  A reduction in net interest margin of 4 basis points over the half to 2.52% can be primarily attributed to a continued shift in balance sheet mix to lower-margin products and product margin contraction (7 basis points) and unfavourable funding cost (2 basis points), partly offset by an increase in internal capital allocation (5 basis points). The product margin contraction is largely driven by strong growth in lower margin home loan products, particularly ‘National base variable home loans’, and credit cards which includes the seasonality impact of post-Christmas repayments.

•                  Other operating income growth was largely driven by increased lending fee income as a result of strong growth in bill acceptances.

•                  Cost growth was arrested in the March 2005 half through range of tactical cost initiatives. Included in the cost base for the March 2005 half is the impact of a 4.5% Enterprise Bargaining Agreement (EBA) wage increase effective 1 January 2005, increased occupancy expenses of $17 million driven by rental reviews and the full occupation of the second Docklands building, and a provision for BAD tax collections. The benefit from longer-term sustainable efficiency initiatives are expected to emerge during 2006.

•                  At 31 March 2005, the number of full-time equivalent staff was 18,372. Staff numbers fell by 10 from 30 September 2004, which includes the impact of 214 redundancies, offset by an increase of 146 staff in Business and Private Banking to revitalise the frontline and an increase in staff working on projects.

The higher charge to provide for doubtful debts was a result of an increase in the charge for statistical provisioning, which reflects solid growth in business lending following the restoration of the credit risk settings of the business. The September 2004 half also included the positive impact of statistical provisioning writebacks in the Cards and Business portfolios and a sale of personal loan and credit card debt.

Financial performance – movement on March 2004 half

Cash earnings before significant items decreased by 9.7% on the March 2004 half, reflecting a decline in underlying profit levels, and an increase in the charge to provide for doubtful debts. The doubtful debts charge has been impacted by lending volume growth and statistically-based provisioning writebacks in the prior half.

Underlying profit decreased 7.5% on the March 2004 half, with the following factors driving the result:

•                  Net interest income growth was limited by reduced margins on lending and deposit products and by mix factors, despite the growth in volumes and the benefit from the internal change in capital allocation methodology.

•                  A higher cash and 90-day interest rate differential in the March 2005 half resulted in higher wholesale funding costs relative to variable rate loan pricing. This cost, together with a narrowing of longer-term spreads arising from a less favourable interest rate environment, significantly impacted net interest income growth.

•                  Net interest margin declined by 23 basis points to 2.52%, with the majority of the movement driven by the shift in the balance sheet to lower margin products (21 basis points), and an unfavourable interest rate environment (5 basis points), offset by an increase from the change in the capital allocation methodology.

•                  Other operating income grew 3.1% largely driven by bill acceptance lending fees, credit card income and a volume-driven increase in Custodian transaction fee income.

•                  Increases in the operating expense base of 13.2% have been driven by:

•                  personnel expense increases as a result of the cessation of the superannuation holiday ($14 million impact) and an increase in performance-based remuneration of $14 million. In addition, the two EBA wage increases, each of 4.5% on 1 January of 2004 and 2005, were major drivers of the increase. Total staff numbers over the two halves reduced by 96;

•                  occupancy expense increases of $23 million on the March 2004 half as a result of the co-location of Australian Banking and Wealth Management Australia into the Docklands buildings and market rental increases;

•                  technology-related equipment expenses increases of $15 million, reflecting the impact of increased investment in technology solutions;

•                  loyalty program costs, and expenditure on advertising increased $18 million to support Cards’ offerings and other product and brand promotions; and

•                  a non-lending loss provision of $10 million, which was raised in the March 2005 half and relates to BAD tax collections.

The higher charge to provide for doubtful debts was impacted by solid volume growth and the restoration of the credit risk settings of the business.

Business developments

•                  The program of work to transform the Australian business is well underway with a focus on stabilising and re-building the National’s market position and revitalising its product and service offerings. Key achievement to date include:

•                  re-alignment of the organisational structure with Australian Banking and Wealth Management moved to a single, regional business centred around customers, products and services;

•                  appointment of business unit leadership teams to provide direction and leadership;

•                  progress on simplifying key operating and back office processes to achieve efficiency improvements and enhance customer service;

•                  commencement of developing the regional strategic direction, key themes and priorities;

•                  stabilising market share in key segments such as business lending and housing lending, which followed the introduction of new credit settings and extension of greater credit authority to bankers;

•                  the ‘on the spot decisions for business loans’ initiative to improve speed of decision making and demonstrate the National’s commitment to business customers;

•                  launched a targeted Business and Housing Low Doc package to assist small business and self-employed customers in March 2005;

•                  introduced new deposit accounts to encourage and reward regular savings, including the ‘Smart Reward’ and ‘Smart Junior Saver’ Account in February 2005, as well as the re-launch of the Tertiary Students package transaction account;

•                  launch of the Visa mini card in February 2005; and

•                  implementing a range of sales incentive and training activities across the distribution networks to engage frontline staff.

•                  Two major sponsorships were announced, with the National becoming the Official Partner of the Melbourne 2006 Commonwealth Games, and the Lead Partner of The Australian Ballet and the Major Sponsor of the National Education Program to promote ballet through educational initiatives across Australia. As part of the Melbourne 2006 Commonwealth Games partnership, the National launched the limited edition, Melbourne 2006 Commonwealth Games National Visa Card - the Official Credit Card of the Games on 7 March 2005.

•                  In February, the 2005 local community donation program was announced to staff, and the National also announced specific assistance measures for customers affected by the Eyre Peninsular bushfires in South Australia.

•                  There has been a continued focus on ensuring the National’s Corporate Principles and Compliance framework is embedded appropriately within the business.

•                  During the March 2005 half, Australian Banking entered into an enforceable undertaking with Australian Securities & Investments Commission (ASIC) requiring, inter alia, a review of training and breach reporting. A report has been submitted to ASIC and independently reviewed. Agreed actions are being implemented. A breach relating to the collection of BAD tax was identified during the half and the estimate of $10 million of refunds required provided for. A potential breach relating to the collection of certain fees was identified in late April 2005. The financial effect of any refunds due has not yet been fully quantified, but management is of the view that it will not be material in the context of the half year results and financial position of the Group.

Wealth Management Australia (1)

Wealth Management Australia operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across Australia and Asia.

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Investments (2)	115	106	93	8.5	23.7
Insurance (3)	74	82	83	(9.8)	(10.8)
Other (including regulatory programs) (4)	(42)	(26)	(37)	(61.5)	(13.5)
Profit from operations (after tax)	147	162	139	(9.3)	5.8
Investment earnings on shareholders’ retained profits and capital from life businesses	47	27	42	74.1	11.9
Underlying operating profit after tax and outside equity interest	194	189	181	2.6	7.2
Prior year adjustments	—	(40)	(10)	large	large
Cash earnings before significant items (5)	194	149	171	30.2	13.5
Revaluation profit/(loss) after tax	51	(132)	148	large	(65.5)
Net profit before significant items and after outside equity interest (5)	245	17	319	large	(23.2)

(1)            Wealth Management Australia division includes Asian operations.

(2)            Investments include funds management, funds administration and asset management.

(3)    Insurance includes retail insurance (retail risk insurance encompassing term, trauma and disability insurance, traditional life insurance and general insurance agency) and group insurance.

(4)    Other includes Financial Planning, other businesses and shareholders branches of the life companies and strategic investment expenditure. The costs of NAFiM investor compensation and enforceable undertakings are included in this line.

(5)            Refer to Note 1a for a reconciliation of Wealth Management Australia’s result to Group net profit.

Financial performance – movement on September 2004 half

Cash earnings before significant items grew 30.2% from the September 2004 half to $194 million. Net profit before significant items and after outside equity interest for the March 2005 half was $245 million, reflecting solid growth in the Investments business and strong investment earnings on shareholders retained profits and capital, offset by reduced profits in the Insurance business and increased regulatory compliance spend. The overall result was impacted by insurance recoveries in the current half of $19 million after-tax, while the September 2004 half was negatively impacted by prior year adjustments of $(40) million.

The revaluation profit reflects the positive impacts from strong investment earnings and ongoing robust expense containment, offset by the impact of lower retail investment margins and the adverse impact of changes in economic assumptions.

Financial performance – movement on March 2004 half

Cash earnings before significant items grew 13.5% on the March 2004 half to $194 million reflecting the continued improvement in market conditions and the resulting strong growth in the Investments business and investment earnings on shareholders retained profits and capital, offset by reduced profits in the Insurance business and increased regulatory compliance spend.

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Investment sales	6,335	6,965	6,723	(9.0)	(5.8)
Insurance sales	103	111	94	(7.2)	9.6
Debt sales	733	868	661	(15.6)	10.9

Movement on September 2004 half

Seasonal variations in Investments and Debt sales are caused by the end of the tax year and the Christmas/New Year period, resulting in comparably higher sales in the September 2004 half.

In addition, Investment sales were impacted by the closure of product offerings to new MLC Investment Trust investors. The wholesale business also experienced lower sales in the current half, reflecting the lumpy nature of flows in this business.

Insurance sales are down 7.2% from the September 2004 half primarily due to the seasonality of Group Insurance sales.

Movement on March 2004 half

Investment sales decreased 5.8%, primarily due the impact on retail sales of the closure of product offerings to new MLC Investment Trust investors. Excluding the impact of this closure, retail platform sales increased 8% from the March 2004 half. Additionally, the wholesale business experienced lower sales in the current half, reflecting the lumpy nature of flows in this business.

Solid Group Insurance and General Insurance sales contributed to a 9.6% increase in Insurance sales compared to the March 2004 half year.

Debt sales have increased 10.9%, reflecting the progress towards a more integrated offer. The profit from debt sales emerges in the Australian Banking result.

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
				%	%
Full-time equivalent employees (FTEs) (No.)	4,393	4,746	4,669	(7.4)	(5.9)
Financial advisers
Bank channels (Australia)	476	460	477	3.5	(0.2)

Aligned channels
Australia	858	848	909	1.2	(5.6)
Asia	1,573	1,586	1,541	(0.8)	2.1
Total aligned channels	2,431	2,434	2,450	(0.1)	(0.8)
Financial advisers (No.) (1)	2,907	2,894	2,927	0.4	(0.7)

(1)            In addition to banking and aligned channels, Wealth Management Australia has relationships with over 2,750 External Financial Advisers in Australia at March 2005 (September 2004: 2,600, March 2004: 2,250).

FTEs are 7.4% and 5.9% below September 2004 and March 2004 respectively, following initiatives to align expenses to business volumes and transition to the new regional operating model.

The focus on the recruitment and retention of quality planners continued throughout the half, resulting in an increase in adviser numbers in both the domestic bank and domestic aligned channels. Financial adviser numbers in Asia decreased during the March 2005 half as a result of the introduction of additional adviser training requirements following the launch of the unit-linked product offerings.

Investments

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$bn	$bn	$bn	%	%
Total funds under management and administration
Spot	78.7	74.6	70.5	5.5	11.6
Average	77.7	72.2	68.1	7.6	14.1

	As at
	31 Dec 04	30 Jun 04	31 Mar 04
Market share – Australia % (1)
Total Master Funds (2)	16.9	17.1	15.9
Annual Master Funds inflows	12.3	11.6	10.9
Annual Master Funds outflows	14.1	14.3	12.8
Retail funds management (ex cash mgmt)(2)	13.2	13.1	12.2
Annual Retail inflows (ex cash mgmt)	10.1	9.4	8.8
Annual Retail outflows (ex cash mgmt)	11.1	10.9	9.6
Corporate Master Funds (2)	21.7	18.9	12.6
Net annual Corporate Master Funds flows	41.2	18.8	18.4

(1)            Source: Plan for Life Australian Retail & Wholesale Investments Market Share & Dynamics Reports as at 31 December 2004, 30 June 2004 and 31 March 2004.

(2)            Plum funds under administration included in market share reporting for the first time at June 2004. Corporate Master Funds are a subset of Total Master Funds and Retail Funds Management.

Financial performance – movement on September 2004 half

Investments profit from operations (after-tax) increased 8.5%. The result was positively impacted by increased fee revenue following continued growth in funds under management and administration (FUM), with average FUM growing 7.6% over the half year to March 2005.

Wealth Management maintained the number one position in the target market of Master Fund FUM in Australia, with market share of 16.9% as at 31 December 2004. Gross annual Master Fund inflows of $8.0 billion were achieved, representing a market share of 12.3%, and ranking second in the industry. Retail FUM (ex cash management) market share was 13.2% ranking second in the industry as at 31 December 2004.

Corporate Master Funds increased market share to 21.7%, now ranking number 1 in the industry as at 31 December 2004. Net annual flows market share increased to 41.2%, the result of Plum securing a number of new mandates during the December 2004 quarter.

The cost to funds under management ratio for the Investments business* achieved 50 basis points for the March 2005 half as a result of increased funds under management and cost containment. This compares with 56 basis points for the year ended 30 September 2004.

*Excludes volume-related expenses.

Financial performance – movement on March 2004 half

Investments profit from operations (after-tax) increased 23.7%, following increased fee revenue due to the 14.1% growth in average FUM, which was driven by improved investment market conditions, and cost containment.

	Half Year ended 31 March 2005
	Opening Balance Sep 04	Inflows	Outflows	Investment Earnings	Other (1)	Closing Balance Mar 05
	$m	$m	$m	$m	$m	$m
Funds under management and administration
Platforms	40,977	3,175	(3,107)	3,033	(423)	43,655
Wholesale	21,767	2,878	(2,101)	1,288	—	23,832
Other Retail and Trustee	11,288	82	(722)	344	(367)	10,625
Australia	74,032	6,135	(5,930)	4,665	(790)	78,112
Asia	572	129	(41)	25	(98)	587
Total	74,604	6,264	(5,971)	4,690	(888)	78,699

	Half Year ended 30 September 2004
	Opening Balance Mar 04	Inflows	Outflows	Investment Earnings	Other (1)	Closing Balance Sep 04
	$m	$m	$m	$m	$m	$m
Funds under management and administration
Platforms	39,497	3,518	(3,325)	2,261	(974)	40,977
Wholesale	19,069	3,137	(1,274)	841	(6)	21,767
Other Retail and Trustee	11,446	11	(648)	276	203	11,288
Australia	70,012	6,666	(5,247)	3,378	(777)	74,032
Asia	509	134	(11)	—	(60)	572
Total	70,521	6,800	(5,258)	3,378	(837)	74,604

	Half Year ended 31 March 2004
	Opening Balance Sep 03	Inflows	Outflows	Investment Earnings	Other (1)	Closing Balance Mar 04
	$m	$m	$m	$m	$m	$m
Funds under management and administration
Platforms	36,992	3,048	(2,844)	2,702	(401)	39,497
Wholesale	16,538	3,054	(1,710)	944	243	19,069
Other Retail and Trustee	12,695	194	(747)	388	(1,084)	11,446
Australia	66,225	6,296	(5,301)	4,034	(1,242)	70,012
Asia	516	131	(57)	27	(108)	509
Total	66,741	6,427	(5,358)	4,061	(1,350)	70,521

(1)            Other includes trust distributions and flows due to the sale/purchase of businesses and product closures.

FUM of $78.7 billion at 31 March 2005 grew $4.1 billion or 5.5% from 30 September 2004, and by 11.6% from 31 March 2004, primarily due to strong investment earnings.

Platforms

Platform FUM comprises the MLC Masterkey offerings, MLC Investment Trust and the National All In One Pension Plan. Platform net funds flows have been negatively impacted by the closure in the March 2005 half of product offerings to new MLC Investment Trust investors.

Wholesale

Wholesale continued to experience solid inflows into Plum and JANA implemented consulting, offset by lower net flows in the Capital National Alliance, reflecting the lumpy nature of flows in the wholesale business.

Other Retail & Trustee

Other Retail and Trustee consists of products which were closed to new business following the integration of the MLC and National Australia Financial Management businesses, funds under trusteeship and Traditional FUM. The outflows relate primarily to the closed National Investments products.

Asia

Underlying FUM growth of 15.1% over the March 2005 half, primarily as the result of strong investment earnings, has been partly offset by the impact of the strengthening of the Australian dollar against local currencies.

Insurance

	Half year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
				%	%
Annual InForce Premiums ($m) (1)
Retail risk insurance	484.7	464.9	440.4	4.3	10.1
Group insurance	123.0	110.7	108.2	11.1	13.7

	As at
	31 Dec 04	30 Jun 04	31 Dec 03
Market share - Australia (%) (2)
Retail risk insurance	15.2	15.1	15.0
New retail risk annual premiums	12.4	13.6	15.4

(1)            Annualised inforce premiums for Australia only. Inforce premiums for Asia are not shown in this table as they are Traditional in nature.

(2)            Source: DEXX&R Life Analysis Reports as at 31 December 2004, 30 June 2004 and 31 December 2003. Retail risk insurance includes term, trauma and disability insurance.

Financial performance – movement on September 2004 half

Insurance profit from operations (after-tax) decreased by 9.8%. The favourable claims experience of 2004 returned to expected levels during the March 2005 half, resulting in lower profits for the Insurance business. Underwriting and claims management remains a priority for the business.

At 31 December 2004 Wealth Management Australia retained the number one position for retail risk annual inforce premiums with market share of 15.2%, underpinned by retention of the existing book of business. An increasingly competitive market has resulted in a fall in market share for new retail risk annual premiums to 12.4% at 31 December 2004. The restructure of the business along regional lines, and the opportunity this provides to increase penetration of protection products to banking customers, along with initiatives including the launch of the simplified protection product, MasterKey Protection Essentials, are aimed at further strengthening the competitive position of the business.

Cost containment together with growth in the Insurance business has resulted in a cost to premium income ratio for the March 2005 half year of 16% compared with 18% for the September 2004 year.

Financial performance – movement on March 2004 half

Insurance profit from operations (after-tax) decreased by 10.8%. The favourable claims experience of 2004 returned to expected levels during the March 2005 half, resulting in lower profits for the Insurance business.  Additionally, the implementation of a more conservative capital strategy in the March 2004 half ($5 million) has resulted in lower investment-related profits in the March 2005 half.

	Half Year ended 31 March 2005
	Opening Balance Sep 04	Sales/New Business	Lapses & other movements	Closing Balance Mar 05
	$m	$m	$m	$m
Australia Half Year Inforce Premiums (1)
Retail risk	464.9	37.0	(17.2)	484.7
Group risk	110.7	20.3	(8.0)	123.0
Total	575.6	57.3	(25.2)	607.7

	Half Year ended 30 September 2004
	Opening Balance Mar 04	Sales/New Business	Lapses & other movements	Closing Balance Sep 04
	$m	$m	$m	$m
Australia Half Year Inforce Premiums (1)
Retail risk	440.4	38.6	(14.1)	464.9
Group risk	108.2	29.5	(27.0)	110.7
Total	548.6	68.1	(41.1)	575.6

	Half Year ended 31 March 2004
	Opening Balance Sep 03	Sales/New Business	Lapses & other movements	Closing Balance Mar 04
	$m	$m	$m	$m
Australia Half Year Inforce Premiums (1)
Retail risk	416.9	38.2	(14.7)	440.4
Group risk	109.1	14.4	(15.3)	108.2
Total	526.0	52.6	(30.0)	548.6

(1)            Inforce premiums for Asia are not shown in this table as they are Traditional in nature.

Other

Financial performance – movement on September 2004 half

The loss on Other items for the March 2005 half of $42 million includes $14 million of strategic investment expenditure on the Amazon program (compared to $17 million in the September 2004 half). The March 2005 half result was negatively impacted by increased spend on regulatory and compliance projects ($12 million) including enforceable undertakings, increased discretionary project expenditure ($5 million), and lower profits in the non-life businesses and shareholders branches of the life companies ($8 million). These negative items were partially offset by an insurance recovery relating to the NAFiM Investor Compensation payments ($19 million). The September 2004 half was positively impacted by $13 million relating to the settlement of a legal claim and the finalisation of 2003 tax returns.

Financial performance – movement on March 2004 half

Expenditure included within Other for the March 2004 half of $9 million related to the Amazon project. The March 2005 half result was negatively impacted by increased spend on regulatory and compliance projects, increased discretionary project expenditure, and lower profits in the non-life businesses and shareholders branches of the life companies. These negative items were partially offset by an insurance recovery relating to the NAFiM Investor Compensation payments ($19 million).

Investment earnings on shareholders’ retained profits and capital from life businesses

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Investment earnings on shareholders’ retained profits and capital from life business
Investments	33	20	28	65.0	17.9
Insurance	14	7	14	large	—
Total	47	27	42	74.1	11.9

Shareholders’ capital is invested in fixed interest and cash (77%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements. The average asset balances of the life insurance statutory funds for the March 2005 half was $1.5 billion.

Investment earnings generated on shareholders’ invested capital in the life insurance statutory funds was $47 million, in line with the strong performance of the major stock market indices over the period.

The September 2004 half results were impacted by more subdued equity market returns, with the Asian operations particularly impacted by the significant volatility of the MSCI World Index.

Prior year adjustments

Following a number of years of considerable change impacting the wealth management group, a full review of tax processes and balances was launched during 2004. The outcomes of the review were the recognition of prior year adjustments for tax of $(10) million in the March 2004 half year and $(40) million in the September 2004 half. These adjustments were reflected within change in policy liabilities.

Valuation and revaluation profit

The valuation represents the market value of the subsidiaries of the parent life company, National Australia Financial Management Limited (NAFiM). The Wealth Management entities in New Zealand and Europe have remained subsidiaries of NAFiM despite the reorganisation of the business along regional lines, and are therefore still included within the valuation. The valuation provided represents the combined value of the National’s debt and equity interests in the subsidiaries of NAFiM. The National’s debt interests principally relate to loans to Wealth Management Europe and New Zealand used to fund the acquisition of the existing life insurance and funds management businesses of National Australia Group Europe Limited and Bank of New Zealand. The reconciliation between the market valuation below and the deduction for capital adequacy purposes is outlined in note 17.

Included within Wealth Management operations, but excluded from the valuation are businesses such as National Australia Trustees and NAFiM’s own business. The valuation also excludes the value created from banking product sales through Wealth Management channels.

The valuation increased $81 million (inclusive of $125 million dividend payments and $12 million impact of transfer of franking credits, which decrease market value) from $6,509 million at 30 September 2004 to $6,590 million at 31 March 2005. Values shown are directors’ market valuations. The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast, using, for the Australian and New Zealand entities, risk discount rates specified by the directors. The components comprising the change in value are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedded value	Value of future new business	Market value
Market value at 30 September 2004	1,605	2,411	4,016	2,493	6,509

Operating profits after tax of NAFiM subsidiaries	176	—	176	—	176
Capital and other movements	(101)	(48)	(149)	—	(149)
Increase in shareholders net assets	75	(48)	27	—	27
Revaluation profit /(loss) components before tax:
- Business assumptions & roll forward
- Roll forward of DCF	—	200	200	—	200
- Change in assumptions & experience	—	(77)	(77)	(57)	(134)
- Tax consolidations – transfer of franking credits to National Group	—	(12)	(12)	—	(12)
Revaluation profit before tax	—	111	111	(57)	54
Foreign exchange excess movements	32	(32)	—	—	—
Market value at 31 March 2005	1,712	2,442	4,154	2,436	6,590

Tax on revaluation profit					3
Revaluation profit after tax					51

Revaluation Profit

The revaluation profit before tax of $54 million represents the growth in market value after allowing for changes in shareholder net assets, and is driven by anticipated growth in market values utilising the assumptions adopted at the previous valuation (positive $200 million) and changes to assumptions at this valuation and/or experience since the prior valuation (negative $134 million).

The adverse $134 million impact from change in assumptions and experience were due to:

•                  a negative impact from changing economic assumptions ($154 million), resulting from applying a higher discount rate and lower international businesses values due to a stronger Australian dollar; and

•                  a small positive impact ($20 million) from changing business assumptions. The positive impact from items of change in the domestic business including benefits from higher than expected investment earnings, ongoing expense control and assumed attrition improvements for superannuation business, was all but offset by the impact of lower assumed margins for retail funds management products.

The Europe, Asian and New Zealand businesses had positive experience in local currency.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Distribution of value by both region and business segment are summarised below:

NAFiM subsidiaries Market value summary ($m)	Net assets	Value of inforce business	Embedded value	Value of future new business	At 31 Mar 05 Market value	At 30 Sep 04 Market value
By region
Australia	1,339	2,106	3,445	2,289	5,734	5,690
Europe	198	215	413	64	477	446
New Zealand	32	49	81	17	98	85
Asia	143	72	215	66	281	288
Market value at 31 March 2005	1,712	2,442	4,154	2,436	6,590	6,509
By business segment
Investments	898	1,285	2,183	1,510	3,693	3,455
Insurance	804	1,133	1,937	906	2,843	2,998
Other	10	24	34	20	54	56
Market value at 31 March 2005	1,712	2,442	4,154	2,436	6,590	6,509

The reduction in market value of the insurance business was due to the impact of a dividend payment ($125 million), as well as adverse foreign exchange movements and application of a higher discount rate.

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	March 2005			September 2004
	New business multiplier(2)	Risk discount rate	Franking credit assumptn	New business multiplier	Risk discount rate	Franking credit assumptn
		(%)	(%)		(%)	(%)
Assumptions applied in the determination of market value(1)
Investments	8.4	11.3-12.4	70	8.9	11.0-12.1	70
Insurance	9.9	11.3	70	9.6	11.0	70
New Zealand	8.0	11.8-12.9	70	7.1	11.7-12.8	70
Hong Kong	9.0	12.0	—	9.0	12.0	—

(1)            The bulk of the European valuation was performed on a consolidated basis. Where the European business valuations identified separate values of inforce business and future new business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in the European valuations at 31 March 2005 was 10.5% (10.5% at 30 September 2004).

(2)            New business multipliers are historical multipliers, and express the value of future business as a multiple of value derived from the most recent 12 months actual sales.

Management Discussion & Analysis – Total UK

TOTAL UK

Summary (includes ongoing and disposed operations)

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Cash earnings before significant items
UK Banking	266	284	310	(6.3)	(14.2)
Wealth Management UK	31	3	14	large	large
Total UK (1)	297	287	324	3.5	(8.3)

(1)            Refer to page 48 for a detailed performance summary of the Total UK result and refer to note 1 for a reconciliation of UK Banking and Wealth Management UK’s result to Group net profit.

Financial performance highlights

Total UK delivered 3.5% growth on the September 2004 half during a period of transition as the region migrates to a new operating business model following the disposal of the Irish Banks. The current half reflects a period of stabilisation of the business as it moves to the Integrated Financial Solutions proposition and the third party mortgage channel.

Total UK (Banking & Wealth Management) Ongoing Operations

The following section considers the performance of the ongoing operations of Total UK. It is based on pro-forma information for both current and comparative periods, which has been calculated as Total UK, adjusting for the following:

•                  excludes the contribution of the Irish Banks to the Total UK results (refer to Note 2 for a reconciliation of the Irish Bank’s results). The Irish Banks were sold on 28 February 2005;

•                  excludes the UK custody business, the closure of which was fully provided for in the financial statements at September 2004; and

•                  excludes National Australia Life Company Limited, which was sold on 31 December 2003.

A complete view of the Total UK operations, is set out on page 48.

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	£m	£m	£m	%	%
Pounds sterling
Net interest income	334	333	345	0.3	(3.2)
Other operating income (1)	183	166	176	10.2	4.0
Total income	517	499	521	3.6	(0.8)
Other operating expenses (1)	(330)	(325)	(316)	(1.5)	(4.4)
Underlying profit	187	174	205	7.5	(8.8)
Charge to provide for doubtful debts	(35)	(45)	(35)	22.2	—
Cash earnings before tax	152	129	170	17.9	(10.6)
Income tax expense	(46)	(35)	(52)	(31.4)	11.5
Cash earnings before significant items	106	94	118	12.8	(10.2)

(1)            The five months of 28 February 2005 and the two comparative half years exclude certain fixed head office expenses recharged to the Irish Banks that from 1 March 2005 can no longer be recharged. The March 2005 half includes one month’s income recharge receivable by the UK for transitional services to be provided to Danske Bank A/S.

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
				%	%
Performance & profitability
Return on average assets (annualised)	0.95%	0.81%	1.16%
Cost to income ratio	63.8%	65.1%	60.7%
Cash earnings per average FTE (annualised) (£’000)	21	19	24
Net interest income
Net interest margin	4.00%	4.10%	4.44%
Net interest spread	3.66%	3.84%	4.24%
Average balance sheet (£bn)
Gross loans and acceptances	15.6	14.8	14.3	5.3	8.8
Interest-earning assets	16.7	16.2	15.6	2.8	7.4
Retail deposits	11.2	11.1	10.6	1.7	5.7

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
Asset quality
Gross non-accrual loans (£m)	60	76	70
Gross loans and acceptances (£bn)	16.3	15.3	14.3
Gross non-accrual loans to gross loans and acceptances	0.37%	0.49%	0.49%
Specific provision to gross impaired assets	56.0%	56.9%	55.7%
Full-time equivalent employees (FTE)	9,772	10,072	10,046
Financial advisers
Bank channels	112	118	128
Aligned channels	53	54	50
Financial advisers (no.)	165	172	178
Funds under management and administration (£m)	1,513	1,674	1,613

Financial Performance of ongoing operations (in local currency) – movement on September 2004 half

Cash earnings before significant items increased 12.8% on the September 2004 half reflecting an improved income position and a lower charge to provide for doubtful debts.

Underlying profit increased by 7.5% on the September 2004 half with the following factors driving the result:

•                  Net interest income was flat as the adverse impacts of margin contraction and portfolio mix offset underlying volume growth.

•                  Lending volumes increased 6.5% from 30 September 2004. Consistent with the Integrated Financial Solutions (IFS) and third party strategies, the continuing focus on mortgage lending has resulted in growth of mortgage volumes of 7.6%.

•                  Retail deposit volumes fell 0.5% with new product launches, including Current Account Plus, together with re-pricing initiatives on existing products designed to attract ‘new to bank’ deposits being more than offset by the reduction in low yielding customer accounts.

•                  Net interest margin has decreased from 4.10% to 4.00%. Excluding the benefit of the proceeds from the sale of the Irish Banks (for one month) and an increase in the internal capital allocation, the underlying net interest margin decline over the half was 20 basis points. This underlying decline reflects the shift to lower-margin products within both lending and deposit portfolios, mortgage growth through the recently launched third party distribution channel and current account offerings, conscious deposit re-pricing and the impact of the yield curve on interest rate management activities.

•                  Other operating income has increased 10.2%, driven by a £9.8 million retrospective profit share payment received for creditor insurance and new income from Danske Bank A/S of £2.1 million in respect of the provision of transitional services. It was also impacted by an increase in origination fees of £2.3 million driven by the growth of the IFS and third party propositions and the subsequent arrangement fee income generated from additional sales.

•                  Operating expenses have increased 1.5% with the benefit of restructuring activity to impact the second half of the year. Expense increases have been driven by:

•                  increase of £6 million due to costs associated with transitional services provided to Danske Bank A/S;

•                  expenses in respect of business development have increased (£5 million) including the introduction of a new remuneration package in October 2004. This is a self-sustaining scheme aimed at rewarding strong income performance and is designed to attract and retain top quartile sales people;

•                  increased amortisation (£4 million) including the impact of re-phasing of the amortisation period of a large project from 8 to 5 years;

•                  costs associated with the implementation of initiatives to improve brand awareness and increase new business sales have grown £3.7 million, including a new front-line incentive scheme, advertising and marketing costs and additional brokerage commission costs in respect of notes in circulation; and

•                  higher personnel expenses driven by annual salary increases in January 2005;

This has been partly offset by reduced expenditure on investment and compliance projects, which was £12 million lower than in the September 2004 half, due to the completion of large projects, re-scoping of National Australia Group Europe integration and lower usage of external consultants.

The charge to provide for doubtful debts has decreased 22.2% on the September 2004 half. This was driven by a single large provision taken in August 2004, together with lower personal loan write-offs in the current half due to reduced sales volumes and the tightening of scorecard criteria, coupled with recoveries relating to the sale of insolvent debt.

To cover the cost of restructuring initiatives in the UK a provision of £109 million has been recorded in the March 2005 half as a significant item. This provision will cover costs incurred in streamlining operations, reductions in staffing levels and the reconfiguration of the distribution network in order to create a more lightweight and nimble infrastructure. Annualised savings from the restructuring initiatives are expected to be approximately £117 million.

Financial Performance of ongoing operations (in local currency) – movement on March 2004 half

Cash earnings before significant items decreased 10.2% on the March 2004 half reflecting higher expense levels and a flat income position.

Underlying profit decreased by 8.8% on the March 2004 half with the following factors driving the result:

•                  Net interest income fell 3.2%, as the impact of margin contraction more than offset volume growth.

•                  Lending volumes have grown 14.0% since 31 March 2004 mainly due to;

•                  mortgage lending has increased 18.8% reflecting the success of the brand program, the launch of current account and offset mortgages and the move into the third party distribution channel using selected brokers to sell products to a target market; and

•                  Business lending has increased by 13.5%, with growth in both fixed and variable products.

•                  Retail deposit volumes have increased 4.5% reflecting growth in term and on-demand deposits following the successful launch of the Current Account Plus product in January 2004.

•                  Net interest margin has contracted from 4.44% to 4.00%. Since the March 2004 half there has been solid growth in the mortgage portfolio (in particular, current account, offset and fixed-rate mortgages through the third party distribution channel). This shift in the mix, conscious re-pricing, retention strategies, interest rate risk management and the Integrated Financial Solutions (IFS) proposition have all impacted the overall margin contraction, which was partly offset by the benefit of the proceeds from the sale of the Irish Banks (for one month) and an increase in the internal capital allocation.

•                  Other operating income is 4.0% higher mainly due to the increase in the profit share payment received from creditor insurance of £4.6 million and higher income on annual management charges from funds under management and administration (£1.6 million) driven by investment market performance. New income from Danske Bank A/S of £2.1 million for the provision of transitional services and an increase in origination fees of £1.7 million driven by the growth of the IFS and third party propositions and the subsequent arrangement fee income generated from additional sales have also contributed.

•                  Operating expenses have increased 4.4% driven by:

•                  expenses in respect of business development have increased (£9 million) including the introduction of a new remuneration package in October 2004;

•                  expenditure on investment and compliance projects increased by £6 million (including increased expenditure on Basel II, Sarbanes-Oxley and IFRS, and a reduction on front-end systems);

•                  increase of £6 million due to the cost of transitional services provided to Danske Bank A/S;

•                  annual rent and rates review increased expenses by £2.5 million;

•                  increased amortisation (£2.5 million) including the impact of re-phasing of the amortisation period of a large project from 8 to 5 years; and

•                  costs associated with the implementation of initiatives to improve brand awareness and increase new business sales have increased £2.8 million.

This has been partly offset by lower non-lending losses, which are £2 million below the March 2004 half due to improvements in fraud strategies and training.

The charge to provide for doubtful debts was flat on the March 2004 half.

Business developments

•                  Northern and National Irish Banks were sold on 28 February 2005 to Danske Bank A/S generating a net profit on sale after all disposal costs including taxation of A$1,073 million (£438 million). The remaining UK operation will continue to provide certain support functions to Danske Bank A/S at an agreed cost for an 18-month transitional period.

•                  Continuation of the National’s UK Growth Program to create an efficient, competitive business that delivers leading products, great service and lasting shareholder value. The key aspects of which are:

•                  15 financial solutions concepts were operational in the South East of England by 31 March 2005;

•                  the commencement of the roll out of the financial solutions concepts into the heartland markets in the north of England and Scotland with plans to transform approximately 40 business banking centres into financial solutions centres;

•                  the re-alignment of the Group’s high street branch presence to reflect changing customer usage and needs, including the establishment of 50 ‘flagship’ branches in key centres, which will also offer banking services to the micro-business segment; and

•                  the rapid expansion into the mortgage intermediary market, marketing Clydesdale Bank branded mortgage products through third party distributors. More than 100 relationships have been established with some of the UK’s leading brokers.

•                  Clydesdale Bank’s Commercial Paper roadshow was completed on 10 March 2005 with the Clydesdale Bank name being well-received by investors.

•                  Progress in the ongoing integration of Clydesdale Bank and Yorkshire Bank, including the completion of the legal entity merger of the two banks on 1 December 2004 and the move to one management structure.

•                  Customer service metrics show customer satisfaction continues to improve with an 11% reduction in customer complaints driven by ongoing customer service initiatives.

•                  The launch of three major sponsorships - the Clydesdale Bank sponsorship of the Scottish Commonwealth Games team, the Yorkshire Bank sponsorship of Opera North, and the sponsorship of the Twenty20 Cup cricket.

Supplementary Performance Summary (includes ongoing and disposed operations - eg. includes the Irish Banks)

Performance Summary – Total UK (Banking & Wealth Management)

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Australian dollars
Net interest income	1,002	1,103	1,055	(9.2)	(5.0)
Other operating income	522	539	536	(3.2)	(2.6)
Total income	1,524	1,642	1,591	(7.2)	(4.2)
Other operating expenses	(1,006)	(1,121)	(1,017)	10.3	1.1
Underlying profit	518	521	574	(0.6)	(9.8)
Charge to provide for doubtful debts	(91)	(124)	(100)	26.6	9.0
Cash earnings before tax	427	397	474	7.6	(9.9)
Income tax expense	(130)	(110)	(150)	(18.2)	13.3
Cash earnings before significant items (1)	297	287	324	3.5	(8.3)

(1)       Refer to Note 1a for a reconciliation of UK Banking and Wealth Management UK’s result to Group net profit.

	£m	£m	£m	%	%
Pounds sterling
Net interest income	409	433	441	(5.5)	(7.3)
Other operating income	214	211	224	1.4	(4.5)
Total income	623	644	665	(3.3)	(6.3)
Other operating expenses	(412)	(439)	(425)	6.2	3.1
Underlying profit	211	205	240	(2.9)	(12.1)
Charge to provide for doubtful debts	(37)	(49)	(42)	24.5	11.9
Cash earnings before tax	174	156	198	11.5	(12.1)
Income tax expense	(53)	(43)	(63)	(23.3)	15.9
Cash earnings before significant items	121	113	135	7.1	(10.4)

Key Performance Measures

	Half Year to
	Mar 05	Sep 04	Mar 04
Performance & profitability
Return on average assets (annualised)	0.85%	0.78%	1.01%
Cost to income ratio	66.1%	68.2%	63.9%
Cash earnings per average FTE (annualised) (£’000)	20	17	21
Net interest income
Net interest margin	3.75%	3.93%	4.18%
Net interest spread	3.19%	3.47%	3.80%
Average balance sheet (£bn)
Gross loans and acceptances	19.2	19.8	19.2
Interest-earning assets	21.9	22.0	21.1
Retail deposits	15.0	15.6	15.1

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
Asset quality
Gross non-accrual loans (£m)	60	109	103
Gross loans and acceptances (£bn)	16.3	20.4	19.4
Gross non-accrual loans to gross loans and acceptances	0.37%	0.53%	0.53%
Specific provision to gross impaired assets	56.0%	46.0%	43.8%
Full-time equivalent employees (FTE)	9,772	12,865	12,886
Financial advisers
Bank channels	112	157	171
Aligned channels	53	64	55
Financial advisers (no.)	165	221	226
Funds under management and administration (£m)	1,513	1,674	1,613

Management Discussion & Analysis – Total New Zealand

TOTAL NEW ZEALAND

Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Cash earnings before significant items
New Zealand Banking	159	137	159	16.1	—
Wealth Management New Zealand	4	6	5	(33.3)	(20.0)
Total New Zealand	163	143	164	14.0	(0.6)

Financial performance highlights

Total New Zealand’s performance has been driven by solid volume growth and margin management, flat fee income and the negative impact of increased compliance and pension costs. Leveraging the growth in the relaunched ‘Bank Smarter’ brand and a focus on customer satisfaction, the Bank of New Zealand (BNZ) is well positioned to implement its targeted strategies across key segments.

Total New Zealand (Banking & Wealth Management)

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Australian dollars
Net interest income	388	374	346	3.7	12.1
Other operating income	202	203	199	(0.5)	1.5
Total income	590	577	545	2.3	8.3
Operating expenses	(337)	(344)	(289)	2.0	(16.6)
Underlying profit	253	233	256	8.6	(1.2)
Charge to provide for doubtful debts	(12)	(8)	(13)	(50.0)	7.7
Cash earnings before tax	241	225	243	7.1	(0.8)
Income tax expense	(78)	(82)	(79)	4.9	1.3
Cash earnings before significant items (1)	163	143	164	14.0	(0.6)

(1)  Refer to Note 1a for a reconciliation of New Zealand Banking and Wealth Management New Zealand’s result to Group net profit.

	NZ$m	NZ$m	NZ$m	%	%
New Zealand dollars
Net interest income	420	415	395	1.2	6.3
Other operating income	219	226	227	(3.1)	(3.5)
Total income	639	641	622	(0.3)	2.7
Operating expenses	(366)	(380)	(330)	3.7	(10.9)
Underlying profit	273	261	292	4.6	(6.5)
Charge to provide for doubtful debts	(13)	(9)	(15)	(44.4)	13.3
Cash earnings before tax	260	252	277	3.2	(6.1)
Income tax expense	(84)	(91)	(90)	7.7	6.7
Cash earnings before significant items	176	161	187	9.3	(5.9)

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
				%	%
Performance & profitability
Return on average assets (annualised)	1.00%	0.96%	1.15%
Cost to income ratio	57.3%	59.3%	53.1%
Cash earnings per average FTE (annualised) (NZ$’000)	78	70	83
Net interest income
Net interest margin	2.50%	2.62%	2.60%
Net interest spread	2.21%	2.38%	2.45%
Average balance sheet (NZ$bn)
Gross loans and acceptances	29.4	27.3	25.6	7.7%	14.8%
Interest-earning assets	33.7	31.6	30.3	6.6%	11.2%
Retail deposits	17.4	17.2	16.6	1.2%	4.8%

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
Asset quality
Gross non-accrual loans (NZ$m)	97	93	39
Gross loans and acceptances (NZ$bn)	30.3	27.9	26.2
Gross non-accrual loans to gross loans and acceptances	0.32%	0.33%	0.15%
Specific provision to gross impaired assets	27.1%	24.6%	56.5%
Full-time equivalent employees (FTE)	4,549	4,596	4,501
Market share (%) (1)
Housing	16.2	15.9	15.7
Agribusiness	17.8	17.5	18.5
Cards	30.8	30.5	31.2
Retail deposits (personal & business)	18.7	18.3	18.7

(1)       Source: RBNZ.

Financial Performance (in local currency) – movement on September 2004 half

Cash earnings before significant items increased 9.3% on the September 2004 half, reflecting solid volume growth and declines in technology-related expenses, partly offset by a decline in margins.

Underlying profit increased 4.6% on the September 2004 half as a result of a number of factors:

•                  Net interest income grew by 1.2% reflecting strong volume growth in housing, partly offset by increased downward pressure on the net interest margin and the negative impact of an internal change in capital allocation methodology (offset in Group Funding and with no impact on total Group margin). Excluding the methodology change, net interest income grew 4.3%.

•                  Housing volumes grew at an annualised rate of 19.0%, which has exceeded systems growth of 15.4% (Registered Banks). This performance reflects the continuing success of BNZ’s implementation of a consistent and targeted home loan strategy, which is delivering the fastest period of home lending growth for BNZ. This is particularly satisfying given BNZ’s exit of the third party broker channel in 2003.

•                  The decline in the net interest margin by 12 basis points to 2.50% was negatively impacted 7 basis points by the capital allocation methodology change, with the remaining 5 basis point decline due to heightened competition, combined with a change in product mix. Margin decline has been minimised with disciplined management of deposit margins on the back of a 50 basis point increase in the official cash rate to 6.75%.

•                  Other operating income declined 3.1% as BNZ continues to focus on making the customer proposition more attractive to drive sustainable and longer-term relationships. This has seen BNZ improve on its overall customer satisfaction trends in recent years.

•                  Operating expenses decreased 3.7% due to the timing of technology-related charges associated with the integrated systems implementation (ISI) incurred in the September 2004 half of NZ$27 million. Underlying operating expenses have increased 3.7% due to higher personnel costs and increased advertising expenses. The increase in personnel costs reflects annual salary increases while advertising and marketing costs increased due to the ‘Global Plus’ credit card re-launch and the ‘Unbeatable’ housing campaigns in the March 2005 half.

Overall asset quality remains sound, as growth in lending assets continues. The ratio of gross non-accrual loans to gross loans and acceptances improved slightly to 0.32%.

Financial Performance (in local currency) – movement on March 2004 half

Cash earnings before significant items decreased by 5.9% on the March 2004 half, reflecting a large expense increase, partly offset by solid net interest income growth.

Underlying profit decreased 6.5% on the March 2004 half as a result of a number of factors:

•                  Net interest income grew by 6.3% reflecting strong volume growth in housing and business lending, partly offset by the negative impact of an internal change in capital allocation methodology. Excluding this impact, net interest income grew by 9.6% over the March 2004 half.

•                  Net interest margin declined 10 basis points from 2.60% to 2.50%, of which 7 basis points is due to the change in capital allocation methodology. Disciplined margin management has ensured that the downward pressure on lending margins due to heightened competition and a change in product mix, has been offset by robust retail deposit margins which have benefited from the rising interest rate environment as the official cash rate increased 150 basis points to 6.75%.

•                  Other operating income has declined 3.5% reflecting a continuing trend as customers move towards lower cost channels and fee structures are simplified to make the customer proposition more attractive.

•                  Operating expenses increased 10.9% due to:

•      increased personnel costs reflecting annual salary increases, a slight increase in staff numbers and higher pension costs;

•      higher costs associated with compliance projects related to IFRS, Basel II and Sarbanes-Oxley; and

•      growth in advertising and marketing costs due to the ‘Global Plus’ credit card re-launch and the ‘Unbeatable’ housing campaigns.

Overall asset quality remains sound despite an increase in gross non-accrual loans as a percentage of gross loans and acceptances to 0.32% due to a large agribusiness exposure, which was classified as a non-accrual loan in the September 2004 half year.

Business developments

•                  Following the re-appointment of branch managers in the September 2004 half, BNZ have now re-deployed Personal & Business managers back into key sites. The combination of a specialised customer facing sales force with leading edge product offerings has BNZ rated number one for branch service of all major banks for 2004 (source: AC Nielsen 2004 Customer Finance Monitor, date: December 2004). Three out of four main bank customers rated BNZ branch service as ‘excellent’ or ‘very good’.

•                  Improvements in brand awareness and preference following an overhaul of the brand during the last three years and the introduction of the new ‘Bank Smarter’ proposition from mid-2004.

•                  Share of the home loans market has improved, with market share reaching 16.2% in March 2005, up from 15.9% as at September 2004 (based on Reserve Bank data for registered banks). While the public focus was on the ‘Unbeatable’ campaign in the last quarter of 2004, BNZ’s strategy in home loans was evident throughout the whole of 2004, with BNZ leveraging its solid customer satisfaction, products and pricing advantage in the home loan arena to increase market share.

•                  Improvement in BNZ’s share of the under-30-year-olds market with BNZ’s market share increasing to 8% (December 2004) from 6% a year earlier (source: ACNielsen - measured as main bank share). These gains followed heavy on-campus presence by the BNZ during orientation weeks at major universities, and the launch of a new under-30s product, Smart Money, in early 2004.

•                  The March 2005 underlying return on assets for the BNZ franchise (including Institutional Markets & Services and Group Funding) at 1.30% is above industry benchmarks.

Management Discussion & Analysis – Institutional Markets & Services

INSTITUTIONAL MARKETS & SERVICES

Institutional Markets & Services (IMS) comprises Markets, Corporate Loan Portfolio, Structured Products, Credit Products, Financial Institutions Group and a Support Services unit.

IMS is transitioning from a ‘relationship management’ business model aimed at the Corporate and Financial Institutions segments, to a ‘product specialist/product management’ business model aimed at providing products across the Group’s business base. With the exception of Financial Institutions, the client relationships served by IMS are maintained within the regional structures across the Group. IMS operates through an international network of offices in Australia, Europe, New Zealand, the US and Asia.

Performance Summary

			Fav/(Unfav)
			Change on
	Half Year to			Sep 04
	Mar 05	Sep 04	Sep 04	Ex FX(1)
	$m	$m	%	%
Net interest income	281	274	2.6	4.7
Other operating income	486	354	37.3	39.8
Total income	767	628	22.1	24.5
Operating expenses	(366)	(368)	0.5	(1.9)
Underlying profit	401	260	54.2	56.5
Charge to provide for doubtful debts	(48)	(25)	(92.0)	(88.0)
Cash earnings before tax	353	235	50.2	53.2
Income tax expense	(45)	(14)	large	large
Cash earnings before significant items	308	221	39.4	42.5
Net profit attributable to outside equity interest	—	(4)	large	large
Cash earnings before significant items and after outside equity interest (2)	308	217	41.9	45.2

			Fav/(Unfav) Change on
	Half Year to			Mar 04
	Mar 05	Mar 04	Mar 04	Ex FX(1)
	$m	$m	%	%
Net interest income	281	344	(18.3)	(18.9)
Other operating income	486	512	(5.1)	(5.7)
Total income	767	856	(10.4)	(11.0)
Operating expenses	(366)	(337)	(8.6)	(8.0)
Underlying profit	401	519	(22.7)	(23.3)
Charge to provide for doubtful debts	(48)	(88)	45.5	45.5
Cash earnings before tax	353	431	(18.1)	(18.8)
Income tax expense	(45)	(85)	47.1	47.1
Cash earnings before significant items	308	346	(11.0)	(11.8)
Net profit attributable to outside equity interest	—	(5)	large	large
Cash earnings before significant items and after outside equity interest (2)	308	341	(9.7)	(10.6)

(1)       Change expressed at constant exchange rates.

(2)       Refer to Note 1a for a reconciliation of Institutional Markets & Services’ result to Group net profit.

Key Performance Measures

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
				%	%
Performance & profitability
Return on average assets (annualised)	0.37%	0.27%	0.42%
Cost to income ratio	47.7%	58.6%	39.4%
Cash earnings per average FTE (annualised) ($’000) (3)	298	213	349
Net interest income
Net interest margin	0.40%	0.41%	0.54%
Average balance sheet ($bn)
Core lending	40.6	39.5	37.2	2.8	9.1
Gross loans and acceptances (4)	45.4	45.1	42.7	0.7	6.3
Interest-earning assets – external	101.4	97.5	96.1	4.0	5.5
Interest-earning – internal (5)	38.4	35.5	30.6	8.2	25.5
Interest-earning assets - total	139.8	133.0	126.7	5.1	10.3

(3)       Cash earnings before significant items and after outside equity interest.

(4)       Gross loans and acceptances equate to core lending and bill acceptances.

(5)       Internal interest-earning assets include funding of the Group’s operations.

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
Balance sheet ($bn)
Interest-earning assets - total	120.3	136.4	123.2	(11.8)	(2.4)
Asset quality
Gross non-accrual loans ($m)	501	423	719
Gross loans and acceptances ($bn)	43.4	45.0	43.0
Gross non-accrual loans to gross loans and acceptances	1.15%	0.94%	1.67%
Specific provision to gross impaired assets	31.7%	29.0%	28.5%
Full-time equivalent employees (FTE)	2,066	2,073	1,963

Financial Performance (at constant exchange rates) – movement on September 2004 half

Cash earnings before significant items and after outside equity interest of $308 million increased by 45.2% on the September 2004 half. The financial performance for the 2004 year was dominated by the impact of the currency options incident, including the loss of income from the inability to offer a full product suite, a reduced risk profile, and the diversion of senior staff to addressing remediation actions. In the March 2005 half year, whilst considerable effort has continued to be applied to the remedial actions and improved control framework, management focus has returned to building a portfolio of businesses which will deliver sustainable client income streams.

Underlying profit increased 56.5% on the September 2004 half as a result of a number of factors:

•                  Total income was 24.5% higher, with net interest income up 4.7% and other operating income up by 39.8%. The increase in income was due to:

•                  higher fee income in the Markets division predominantly in Australia due to strong sales of tailored products to the business market segment, significant corporate sales activity and increased volatility in the interest and exchange rate markets that provided improved trading opportunities;

•                  fee income growth in Structured Products income as a result of timing of deal flows; and

•                  higher Credit Products interest income, as the September 2004 half included the reversal of capitalised interest of $38 million on a large project finance exposure which was classified as a non-accrual loan.

•                  Expenses increased 1.9% primarily due to increased staffing costs reflecting full impact of increased investment in the control environment in 2004 and salary increases as a result of the 1 January 2005 EBA wage increase, partially offset by lower non personnel costs as a result of the focus on cost control.

•                  Average external interest-earning assets have increased by $3.9 billion, as a result of growth in Markets’ trading assets early in the half and growth in core lending assets, predominantly in Europe, together with increased short-term funding of the Group’s balance sheet. On a spot basis, interest-earning assets are down by $16.1 billion following the strategic decision, which commenced implementation in the second quarter, to release capital invested in low-yielding assets to improve returns in the IMS business.

•                  The net interest margin has remained relatively flat at 0.40%. However, after adjusting for the reversal of capitalised interest income on a non-accrual loan in the September 2004 half, net interest margin has reduced by approximately 7 basis points mainly reflecting the lower income generated by Markets due to the prevailing yield curve environment.

Asset quality remains strong, with the level of exposures rated as investment grade or above increasing from 92.7% at 30 September 2004 to 94.8% at 31 March 2005. The higher charge to provide for doubtful debts is primarily the result of the need to provide for a number of exposures classified as non-accrual during the half. This has also resulted in the level of gross non-accrual loans to gross loans and acceptances deteriorating from 0.94% at 30 September 2004 to 1.16%, however, the specific provision coverage to gross impaired assets has improved 2.7 percentage points to 31.7%.

Financial Performance (at constant exchange rates) – movement on March 2004 half

Cash earnings before significant items and after outside equity interest decreased by 10.6% on the March 2004 half.

Underlying profit decreased 23.3% on the March 2004 half as a result of a number of factors:

•                  Total income was 11.0% lower than the March 2004 half year predominantly due to lower Markets risk and trading income in Europe, with income from favourable yield curves in late 2003 not being sustained as global interest rates moved into a rising rate phase, coupled with a comparative slow down of Structured Product deal opportunities.

•                  Expenses increased by 8.0% due to an increase in staff numbers to address APRA remedial work and to improve the risk control framework, the impact of the EBA wage increase, higher rental costs and costs associated with Basel II and IFRS projects.

•                  Average external interest-earning assets have increased by $5.3 billion, as a result of growth in Markets trading assets and growth in core lending assets, predominantly in Europe, together with increased short-term funding of the Group’s balance sheet. On a spot basis, interest-earning assets are down by $2.9 billion, following the strategic decision to release capital invested in low yielding assets to improve returns in the IMS business.

•                  The reduction in net interest margin to 0.40% is largely due to lower net interest income from reduced Markets risk and trading income as outlined above.

The lower charge to provide for doubtful debts reflects the higher level of specific provisions taken in the March 2004 half.

Business developments

•                  During the March 2005 half year, management carried out a detailed review of the IMS operating model, regional footprint and strategic alignment within the Group. As a result of this review, IMS has commenced a significant transformation of its business in transitioning from a balance sheet focus to a more efficient, higher equity return business. The key themes underpinning this strategy are:

•                  release of capital currently invested in assets generating low returns for redeployment within the Group;

•                  growth in sustainable income streams through new product initiatives and significantly improved distribution capability; and

•                  a low cost, simplified business platform.

•                  In line with the above strategy, IMS has undertaken a significant review of its Asian business resulting in a rationalisation of its footprint in this region, including the proposed exit of IMS activities in Seoul, Singapore, Tokyo and Malaysia. IMS will continue to maintain its branch in Hong Kong where focus will be supporting key customer relationships and Markets activities. Management of the retail activities in the Asian branches will be transferred to the Australian Banking division.

•                  A restructure provision reflecting the transformation initiatives will be booked in the September 2005 half.

•                  Significant progress has been made on the remedial action plans implemented to address issues raised by the Australian Prudential Regulation Authority (APRA) and PricewaterhouseCoopers following the currency options incident. The re-opening of the foreign exchange options desk on 9 May 2005 was approved by APRA and follows the completion of the specific requirements stipulated for re-opening the desk.

Management Discussion & Analysis – Other (including Group Funding & Corporate Centre)

OTHER (GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half Year to			Fav/(Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	$m	$m
By Division
Group Funding (1)	(56)	(16)	(49)	(40)	(7)
Corporate Centre	(144)	(16)	(60)	(128)	(84)
Other (2)	(200)	(32)	(109)	(168)	(91)

(1)       Excess capital has been included within the Group Funding result and comparatives have been reclassified.

(2)       Refer to Note 1 for a reconciliation of Other (including Group Funding & Corporate Centre) to Group net profit.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

Financial performance – movement on September 2004 half

Group Funding’s deficit increased on the September 2004 half by $40 million primarily due to:

•                  a reduction in net interest income, due to a higher capital benefit paid to operating divisions as a result of higher economic capital being attributed to those divisions resulting from a change in capital allocation (offset in the operating divisions – no impact on Group results); and

•                  other costs relating to the management of the Group’s ongoing funding activity and securitisation programs.

Financial performance – movement on March 2004 half

Group Funding’s deficit increased on the March 2004 half by $7 million primarily due to:

•                  a reduction in net interest income, due to a higher capital benefit paid to operating divisions as a result of higher economic capital being attributed to those divisions resulting from a change in capital allocation (offset in the divisions – no impact on Group results);

•                  other costs relating to the management of the Group’s ongoing funding activity and securitisation programs; partly offset by

•                  unfavourable one-off items in the March 2004 half.

Corporate Centre

Corporate Centre comprises the following non-operating units – Finance & Risk Management, People & Culture, Technology, Corporate Development, Nautilus Insurance, Office of the CEO, and Group eliminations.

Financial performance – movement on September 2004 half

Corporate Centre’s deficit increased on the September 2004 half by $128 million primarily due to:

•                  costs of $49 million associated with a Northern Bank robbery in December 2004, in relation to which no future income tax benefit has been raised (note an additional $7 million has been recognised in the Total UK Regional results);

•                  costs associated with the outcome of a legal action in South Korea awarded against the National of $49 million, in relation to which no future income tax benefit has been raised;

•                  self-insurance costs payable to NAFIM on insurance recoveries of $19 million (after-tax); and

•                  timing differences relating to Divisional recharges associated with Basel II and IFRS.

Financial performance – movement on March 2004 half

Corporate Centre’s deficit increased on the March 2004 half year by $84 million primarily due to:

•                  costs of $49 million associated with a Northern Bank robbery in December 2004, in relation to which no future income tax benefit has been raised (note an additional $7 million has been recognised in the Total UK Regional results);

•                  costs associated with the outcome of a legal action in South Korea awarded against the National of $49 million, in relation to which no future income tax benefit has been raised;

•                  self-insurance costs payable to NAFIM on insurance recoveries of $19 million (after-tax); partly offset by

•                  $22 million (after tax) write-off of development work associated with the Integrated Systems Implementation (ISI) program in the March 2004 half.

SECTION 6

RESULTS FOR THE HALF YEAR ENDED 31 MARCH 2005

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group's financial statements refer to the Appendix 4D filed with the ASX.

1a.	Performance Summary by Division	59
1b.	Performance Summary for Total Banking	62
2.	Irish Banks	63
3.	Net Interest Income	66
4.	Net Interest Margins & Spreads	67
5.	Average Balance Sheet & Related Interest	69
6.	Gross Loans & Advances	74
7.	Deposits & Other Borrowings	77
8.	Net Life Insurance Income	79
9.	Revenue	80
10.	Expenses	82
11.	Full Time Equivalent Employees	84
12.	Doubtful Debts	85
13.	Asset Quality	86
14.	Income Tax Reconciliation	88
15.	Significant Items	90
16.	Exchange Rates	91
17.	Capital Adequacy	93
18.	Reconciliation of Number of Shares	96
19.	Cash Earnings per Share	97
20.	Geographic Performance Summary	98
21.	Risk Management	99

Detailed Financial Information - Note 1a: Performance Summary by Division

1a. PERFORMANCE SUMMARY BY DIVISION

		Banking					Total	Wealth Management (WM)			Total	Elimina–	Total
	Note	Aust	UK	NZ	IM&S	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half Year to 31 March 2005
Net interest income	3	1,888	997	387	281	(4)	3,549	(2)	5	1	4	—	3,553
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	486	—	9	495	—	495
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	62	—	1	63	—	63
Other operating income (4)	9	1,081	429	178	486	(64)	2,110	312	138	11	461	(81)	2,490
Net operating income		2,969	1,426	565	767	(68)	5,659	858	143	22	1,023	(81)	6,601
Operating expenses (5)	10	(1,479)	(952)	(315)	(366)	(134)	(3,246)	(293)	(99)	(19)	(411)	81	(3,576)
Underlying profit		1,490	474	250	401	(202)	2,413	565	44	3	612	—	3,025
Charge to provide for doubtful debts	12	(130)	(91)	(12)	(48)	—	(281)	—	—	—	—	—	(281)
Cash earnings before tax		1,360	383	238	353	(202)	2,132	565	44	3	612	—	2,744
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(192)	—	—	(192)	—	(192)
Other	14	(409)	(117)	(79)	(45)	2	(648)	(25)	(13)	1	(37)	—	(685)
Cash earnings before significant items, distributions and outside equity interest		951	266	159	308	(200)	1,484	348	31	4	383	—	1,867
WM revaluation profit after tax		—	—	—	—	—	—	51	—	—	51	—	51
Goodwill amortisation		—	(31)	(4)	—	(15)	(50)	—	—	—	—	—	(50)
Net profit/(loss) before significant items		951	235	155	308	(215)	1,434	399	31	4	434	—	1,868
Significant items after tax	15	(66)	902	(1)	17	(6)	846	(16)	(9)	—	(25)	—	821
Net profit/(loss)		885	1,137	154	325	(221)	2,280	383	22	4	409	—	2,689
Net profit - outside equity interest		—	—	—	—	—	—	(154)	—	—	(154)	—	(154)
Net profit/(loss) attributable to members of the Company		885	1,137	154	325	(221)	2,280	229	22	4	255	—	2,535
Distributions													(95)
Earnings attributable to ordinary Shareholders													2,440

(1)            Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)            Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)            Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)           Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)            Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

		Banking					Total	Wealth Management (WM)			Total	Elimina–	Total
	Note	Aust	UK	NZ	IM&S	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half Year to 30 September 2004
Net interest income	3	1,834	1,099	373	274	23	3,603	(2)	4	1	3	—	3,606
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	519	—	4	523	—	523
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	34	—	—	34	—	34
Other operating income (4)	9	1,073	458	179	354	(22)	2,042	266	126	16	408	(75)	2,375
Net operating income		2,907	1,557	552	628	1	5,645	817	130	21	968	(75)	6,538
Operating expenses (5)	10	(1,465)	(1,038)	(325)	(368)	(26)	(3,222)	(286)	(128)	(15)	(429)	75	(3,576)
Underlying profit		1,442	519	227	260	(25)	2,423	531	2	6	539	—	2,962
Charge to provide for doubtful debts	12	(97)	(124)	(8)	(25)	—	(254)	—	—	—	—	—	(254)
Cash earnings before tax		1,345	395	219	235	(25)	2,169	531	2	6	539	—	2,708
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(89)	—	1	(88)	—	(88)
Other	14	(405)	(111)	(82)	(14)	(7)	(619)	14	1	(1)	14	—	(605)
Cash earnings before significant items, distributions and outside equity interest		940	284	137	221	(32)	1,550	456	3	6	465	—	2,015
WM revaluation loss after tax		—	—	—	—	—	—	(132)	—	—	(132)	—	(132)
Goodwill amortisation		—	(31)	(4)	—	(15)	(50)	—	—	—	—	—	(50)
Net profit/(loss) before significant items		940	253	133	221	(47)	1,500	324	3	6	333	—	1,833
Significant items after tax	15	(123)	(85)	(46)	(40)	(162)	(456)	(12)	(43)	—	(55)	—	(511)
Net profit/(loss)		817	168	87	181	(209)	1,044	312	(40)	6	278	—	1,322
Net profit - outside equity interest		—	—	—	(4)	—	(4)	(307)	—	—	(307)	—	(311)
Net profit/(loss) attributable to members of the Company		817	168	87	177	(209)	1,040	5	(40)	6	(29)	—	1,011
Distributions													(93)
Earnings attributable to ordinary shareholders													918

(1)    Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)    Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)    Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)    Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)    Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

		Banking					Total	Wealth Management (WM)			Total	Elimina–	Total
	Note	Aust	UK	NZ	IM&S	Other(1)	Banking	Aust	UK	NZ	WM	tions(2)	Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half Year to 31 March 2004
Net interest income	3	1,867	1,051	346	344	(27)	3,581	—	4	—	4	—	3,585
Net life insurance income ex IORE (3)	8	—	—	—	—	—	—	394	1	1	396	—	396
Investment earnings on shareholders retained profits & capital (IORE)	8	—	—	—	—	—	—	56	1	2	59	—	59
Other operating income (4)	9	1,049	429	175	512	(42)	2,123	262	129	8	399	(66)	2,456
Net operating income		2,916	1,480	521	856	(69)	5,704	712	135	11	858	(66)	6,496
Operating expenses (5)	10	(1,306)	(920)	(270)	(337)	(64)	(2,897)	(278)	(121)	(6)	(405)	66	(3,236)
Underlying profit		1,610	560	251	519	(133)	2,807	434	14	5	453	—	3,260
Charge to provide for doubtful debts	12	(104)	(100)	(13)	(88)	—	(305)	—	—	—	—	—	(305)
Cash earnings before tax		1,506	460	238	431	(133)	2,502	434	14	5	453	—	2,955
Income tax expense:
Net life insurance income & IORE	8	—	—	—	—	—	—	(214)	—	1	(213)	—	(213)
Other	14	(453)	(150)	(79)	(85)	24	(743)	9	—	(1)	8	—	(735)
Cash earnings before significant items, distributions and outside equity interest		1,053	310	159	346	(109)	1,759	229	14	5	248	—	2,007
WM revaluation profit after tax		—	—	—	—	—	—	148	—	—	148	—	148
Goodwill amortisation		—	(31)	(6)	—	(16)	(53)	—	—	—	—	—	(53)
Net profit/(loss) before significant items		1,053	279	153	346	(125)	1,706	377	14	5	396	—	2,102
Significant items after tax	15	—	—	—	(252)	379	127	—	—	—	—	—	127
Net profit		1,053	279	153	94	254	1,833	377	14	5	396	—	2,229
Net profit - outside equity interest		—	—	—	(5)	—	(5)	(58)	—	—	(58)	—	(63)
Net profit attributable to members of the Company		1,053	279	153	89	254	1,828	319	14	5	338	—	2,166
Distributions													(94)
Earnings attributable to ordinary shareholders													2,072

(1)            Other includes Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)            Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)            Net life insurance income is the profit before tax of the life insurance and investment businesses of the statutory funds of the life insurance companies of the Group (excluding net interest income and investment earnings on shareholders retained profits & capital of the life insurance businesses).

(4)            Other operating income excludes the net interest income, net life insurance income, investment earnings on shareholders retained profits & capital of the life insurance businesses and revaluation profit/(loss).

(5)            Operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

Detailed Financial Information - Note 1b: Performance Summary for Total Banking

1b. PERFORMANCE SUMMARY FOR TOTAL BANKING

Total Banking includes the Banking operations within Total Australia, Total UK and Total New Zealand, as well as Institutional Markets & Services, and Other (including Group Funding and Corporate Centre).  It excludes the Wealth Management operations within Total Australia, Total UK and Total New Zealand.

			Fav / (Unfav)
	Half Year to		Change on Sep 04
	Mar 05	Sep 04%		Ex FX (1) %
	$m	$m
Comparison to September 2004 half year
Net interest income	3,549	3,603	(1.5)	(0.4)
Other operating income (2)	2,110	2,042	3.3	4.3
Total income	5,659	5,645	0.2	1.3
Other operating expenses (2)	(3,246)	(3,222)	(0.7)	(1.9)
Underlying profit	2,413	2,423	(0.4)	0.4
Charge to provide for doubtful debts	(281)	(254)	(10.6)	(11.8)
Cash earnings before tax	2,132	2,169	(1.7)	(1.0)
Income tax expense	(648)	(619)	(4.7)	(5.0)
Cash earnings before significant items and outside equity interest	1,484	1,550	(4.3)	(3.4)
Net profit attributable to outside equity interest	—	(4)	large	large
Cash earnings before significant items (3)	1,484	1,546	(4.0)	(3.1)

			Fav / (Unfav)
	Half Year to		Change on Mar 04
	Mar 05	Mar 04%		Ex FX (1) %
	$m	$m
Comparison to March 2004 half year
Net interest income	3,549	3,581	(0.9)	(2.1)
Other operating income (2)	2,110	2,123	(0.6)	(1.6)
Total income	5,659	5,704	(0.8)	(1.9)
Other operating expenses (2)	(3,246)	(2,897)	(12.0)	(10.7)
Underlying profit	2,413	2,807	(14.0)	(15.0)
Charge to provide for doubtful debts	(281)	(305)	7.9	8.5
Cash earnings before tax	2,132	2,502	(14.8)	(15.7)
Income tax expense	(648)	(743)	12.8	13.7
Cash earnings before significant items and outside equity interest	1,484	1,759	(15.6)	(16.6)
Net profit attributable to outside equity interest	—	(5)	large	large
Cash earnings before significant items (3)	1,484	1,754	(15.4)	(16.4)

	Half Year to
	Mar 05	Sep 04	Mar 04
Key Performance Measures
Performance & profitability
Cost to income ratio	57.4%	57.1%	50.8%

(1)            Change expressed at constant exchange rates.

(2)            Total Banking is before inter-divisional eliminations.

(3)            Refer to Note 1a for a reconciliation of Total Banking to Group net profit and a reconciliation of Total Banking to the Divisional Performance Summary.

Detailed Financial Information - Note 2a: Irish Banks - Divisional Breakdown of Irish Banks

2a. IRISH BANKS - DIVISIONAL BREAKDOWN OF IRISH BANKS

	Five Months to Feb 05				Half Year to Sep 04				Half year to Mar 04
	UK (1)	IMS	Other	Total Irish Banks	UK (1)	IMS	Other	Total Irish Banks	UK (1)	IMS	Other	Total Irish Banks
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Banking
Net interest income	185	4	8	197	253	4	9	266	225	6	8	239
Other operating income	72	8	—	80	88	10	—	98	83	11	—	94
Banking net operating income	257	12	8	277	341	14	9	364	308	17	8	333
Wealth Management (WM)
Net interest income	—	—	—	—	—	—	—	—	1	—	—	1
Other operating income	2	—	—	2	6	—	—	6	5	—	—	5
Net operating income	259	12	8	279	347	14	9	370	314	17	8	339
Banking operating expenses	(195)	(5)	—	(200)	(255)	(6)	—	(261)	(228)	(5)	—	(233)
Wealth Management operating expenses	(3)	—	—	(3)	(7)	—	—	(7)	(6)	—	—	(6)
Charge to provide for doubtful debts	(6)	—	—	(6)	(9)	—	—	(9)	(15)	7	—	(8)
Cash earnings before tax	55	7	8	70	76	8	9	93	65	19	8	92
Income tax expense:
Other	(18)	(2)	(2)	(22)	(21)	(3)	(2)	(26)	(24)	(5)	(2)	(31)
Cash earnings before significant items, distributions and outside equity interest	37	5	6	48	55	5	7	67	41	14	6	61
WM revaluation profit/(loss) after tax	—	—	—	—	—	—	—	—	—	—	—	—
Goodwill amortisation (2)	—	—	—	—	—	—	—	—	—	—	—	—
Net profit before significant items	37	5	6	48	55	5	7	67	41	14	6	61
Significant items after tax	—	—	—	—	—	—	—	—	—	—	—	—
Net profit	37	5	6	48	55	5	7	67	41	14	6	61
Net profit - outside equity interest	—	—	—	—	—	—	—	—	—	—	—	—
Net profit attributable to members of the Company	37	5	6	48	55	5	7	67	41	14	6	61
Distributions	—	—	—	—	—	—	—	—	—	—	—	—
Earnings attributable to ordinary shareholders	37	5	6	48	55	5	7	67	41	14	6	61

(1)            Refers to the Total UK operating division, including UK Banking and Wealth Management UK.

(2)            Goodwill amortisation of $2 million (September 2004 half: $2 million and March 2004 half: $2 million) is included in the Group results.

Detailed Financial Information - Note 2b: Summary of Assets and Liabilities ex Irish Banks

2b. SUMMARY OF ASSETS AND LIABILITIES EXCLUDING THE IRISH BANKS

		As at				Change on Group Proforma
		Group Reported		Irish Banks(1)	Group Proforma
	Note	31 Mar 05	30 Sep 04	30 Sep 04	30 Sep 04	Sep 04
		$m	$m	$m	$m	%
Assets
Cash and other liquid assets		6,929	8,080	1,104	6,976	(0.7)
Due from other financial institutions		18,520	23,494	1,159	22,335	(17.1)
Due from customers on acceptances		21,567	16,344	1	16,343	32.0
Trading securities		19,771	24,248	—	24,248	(18.5)
Trading derivatives		17,122	17,939	—	17,939	(4.6)
Available for sale securities		3,474	4,610	1	4,609	(24.6)
Investment securities		8,666	11,513	514	10,999	(21.2)
Investments relating to life ins. business		43,917	41,013	—	41,013	7.1
Loans and advances	(i)	246,756	247,836	13,082	234,754	5.1
Shares in entities and other securities		146	158	—	158	(7.6)
Regulatory deposits		121	177	36	141	(14.2)
Property, plant and equipment		2,019	2,257	219	2,038	(0.9)
Income tax assets		1,460	1,367	26	1,341	8.9
Goodwill		571	632	13	619	(7.8)
Other assets		11,623	11,641	219	11,422	1.8
Total assets		402,662	411,309	16,374	394,935	2.0

Liabilities
Due to other financial institutions		35,020	43,768	1,774	41,994	(16.6)
Liability on acceptances		21,567	16,344	1	16,343	32.0
Trading derivatives		14,911	16,150	9	16,141	(7.6)
Deposits and other borrowings	(ii)	205,866	219,028	12,184	206,844	(0.5)
Life insurance policy liabilities		38,494	36,134	—	36,134	6.5
Income tax liabilities		1,243	1,178	24	1,154	7.7
Provisions		1,494	1,129	77	1,052	42.0
Bonds, notes and subordinated debt		36,536	32,573	—	32,573	12.2
Other debt issues		1,586	1,612	—	1,612	(1.6)
Other liabilities		13,944	13,627	1,203	12,424	12.2
Total liabilities		370,661	381,543	15,272	366,271	1.2
Net assets		32,001	29,766	1,102

(1)     Represents the consolidated net assets of Northern Bank Limited and National Irish Bank Limited (the Irish Banks), plus goodwill attributed to the consolidation of those entities at 30 September 2004.

Detailed Financial Information - 2b: Statement of Financial Position ex Irish Banks

(i) Loans and advances

	As at				Change on Group Proforma
	Group Reported		Irish Banks	Group Proforma
	31 Mar 05	30 Sep 04	30 Sep 04	30 Sep 04	Sep 04
	$m	$m	$m	$m	%
Housing	129,447	125,773	4,860	120,913	7.1
Term lending	81,560	84,236	5,417	78,819	3.5
Overdrafts	11,210	12,967	2,131	10,836	3.5
Leasing	15,127	16,027	539	15,488	(2.3)
Credit cards	6,821	6,876	255	6,621	3.0
Other	6,951	6,499	1	6,498	7.0
Total gross loans and advances	251,116	252,378	13,203	239,175	5.0
Less: Unearned income	(1,956)	(2,024)	(9)	(2,015)	(2.9)
Provisions for doubtful debts	(2,404)	(2,518)	(112)	(2,406)	(0.1)
Total net loans and advances	246,756	247,836	13,082	234,754	5.1

(ii) Deposits and other borrowings

Deposits not bearing interest	10,538	13,516	2,700	10,816	(2.6)
On-demand and short-term deposits	81,279	83,114	5,713	77,401	5.0
Certificates of deposit	34,469	34,130	—	34,130	1.0
Term deposits	62,279	66,212	3,769	62,443	(0.3)
Total deposits	188,565	196,972	12,182	184,790	2.0
Securities sold under agreements to repurchase	3,735	2,809	—	2,809	33.0
Borrowings	13,566	19,247	2	19,245	(29.5)
Total deposits and other borrowings	205,866	219,028	12,184	206,844	(0.5)

Detailed Financial Information - Note 3: Net Interest Income

3. NET INTEREST INCOME

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%
Group
Interest income
Loans to customers		8,704	8,290	7,589	5.0	14.7
Other (1)		1,417	1,330	1,441	6.5	(1.7)
Total interest income	9	10,121	9,620	9,030	5.2	12.1
Interest expense
Deposits and other borrowings (1)		(5,032)	(4,479)	(4,193)	(12.3)	(20.0)
Other		(1,536)	(1,535)	(1,252)	(0.1)	(22.7)
Total interest expense	10	(6,568)	(6,014)	(5,445)	(9.2)	(20.6)
Net interest income		3,553	3,606	3,585	(1.5)	(0.9)

(1)            A change has been made to the classification of interest income and interest expense of $44 million between the March 2004 and September 2004 halves, leaving the full year to September 2004 unchanged.

By Division
Australian Banking	1,888	1,834	1,867	2.9	1.1
UK Banking	997	1,099	1,051	(9.3)	(5.1)
New Zealand Banking	387	373	346	3.8	11.8
Institutional Markets & Services	281	274	344	2.6	(18.3)
Other (incl. Group Funding & Corporate Centre)	(4)	23	(27)	large	85.2
Total Banking	3,549	3,603	3,581	(1.5)	(0.9)
Wealth Management	4	3	4	33.3	—
Net interest income	3,553	3,606	3,585	(1.5)	(0.9)

Detailed Financial Information - Note 4: Net Interest Margins & Spreads

4. NET INTEREST MARGINS & SPREADS

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	%	%	%	basis pts	basis pts
Group
Gross interest spread (1)	1.75	1.95	1.98	(0.20)	(0.23)
Interest forgone on impaired assets	(0.01)	(0.03)	(0.03)	0.02	0.02
Net interest spread (2)	1.74	1.92	1.95	(0.18)	(0.21)
Benefit of net free liabilities, provisions and equity	0.45	0.37	0.45	0.08	—
Net interest margin (3)	2.19	2.29	2.40	(0.10)	(0.21)

By Region
Australia (4)
Gross interest spread (1)	1.74	1.77	2.01	(0.03)	(0.27)
Interest forgone on impaired assets	(0.02)	(0.03)	(0.02)	0.01	—
Net interest spread (2)	1.72	1.74	1.99	(0.02)	(0.27)
Benefit of net free liabilities, provisions and equity	0.39	0.38	0.31	0.01	0.08
Net interest margin (3)	2.11	2.12	2.30	(0.01)	(0.19)

Europe (4)
Gross interest spread (1)	1.85	2.01	1.94	(0.16)	(0.09)
Interest forgone on impaired assets	(0.01)	(0.02)	(0.02)	0.01	0.01
Net interest spread (2)	1.84	1.99	1.92	(0.15)	(0.08)
Benefit of net free liabilities, provisions and equity	0.66	0.53	0.61	0.13	0.05
Net interest margin (3)	2.50	2.52	2.53	(0.02)	(0.03)

Other International (4)
Gross interest spread (1)	1.61	2.03	1.68	(0.42)	(0.07)
Interest forgone on impaired assets	(0.01)	—	(0.02)	(0.01)	0.01
Net interest spread (2)	1.60	2.03	1.66	(0.43)	(0.06)
Benefit of net free liabilities, provisions and equity	0.04	(0.20)	0.06	0.24	(0.02)
Net interest margin (3)	1.64	1.83	1.72	(0.19)	(0.08)

(1)            Gross interest spread represents the difference between the average interest rate earned (inclusive of interest forgone on impaired assets) and the average interest rate incurred on funds.

(2)            Net interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)            Net interest margin is net interest income as a percentage of average interest-earning assets.

(4)            Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

	Interest earning assets ($bn) (1)						Net interest income ($m)
	Half year to Mar 05		Half year to Sep 04		Variance		Half year to Mar 05		Half year to Sep 04		Variance
	$bn	Mix %	$bn	Mix %	$bn	%	$m	Mix %	$m	Mix %	$m	%
Reconciliation of divisional margins to Group margin
Australian Banking	150.1	46	142.9	46	7.2	5	1,888	53	1,834	51	54	3
UK Banking	53.5	16	55.9	18	(2.4)	(4)	997	28	1,099	30	(102)	(9)
New Zealand Banking	31.1	10	28.4	9	2.7	10	387	11	373	10	14	4
Institutional Markets & Services	139.8	43	133.0	42	6.8	5	281	8	274	8	7	3
Other (2)	(49.6)	(15)	(46.4)	(15)	(3.2)	(7)	—	—	26	1	(26)	large
Group	324.9	100	313.8	100	11.1	4	3,553	100	3,606	100	(53)	(1)

	Net interest margin				Contribution to Group margin (3)
	HY Mar 05	HY Sep 04	Variance		HY Mar 05	HY Sep 04	Variance
Reconciliation of divisional margins to Group margin
Australian Banking	2.52%	2.56%	(4	)bp	1.16%	1.16%	—
UK Banking	3.74%	3.92%	(18	)bp	0.62%	0.70%	(8	)bp
New Zealand Banking	2.50%	2.62%	(12	)bp	0.24%	0.24%	—
Institutional Markets & Services	0.40%	0.41%	(1	)bp	0.17%	0.17%	—
Other	0.00%	(0.11)%	11	bp	0.00%	0.02%	(2	)bp
Group					2.19%	2.29%	(10	)bp

(1)  Interest-earning assets include intercompany balances.

(2)  Other includes the Wealth Management regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

(3)  Divisional net interest margin multiplied by % share of Group average interest-earning assets.

Detailed Financial Information - Note 5: Average Balance Sheet & Related Interest

5. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest-earning assets and interest-bearing liabilities, together with their respective interest rates earned or paid by the Group. Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest-bearing liabilities of the controlled entities and overseas branches, excluding Europe. Non-accrual loans are included within interest-earning assets within loans and advances.

Average assets and interest income

	Half year ended Mar 05			Half year ended Sep 04
	Average balance	Interest	Average Rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-earning assets
Due from other financial institutions (1)
Australia	8,693	184	4.24	9,288	187	4.03
Europe	12,625	225	3.57	13,082	198	3.03
Other International	2,705	45	3.34	1,749	15	1.72
Regulatory deposits
Europe	150	1	1.34	163	1	1.23
Other International	67	—	—	66	—	—
Marketable debt securities
Australia	20,729	561	5.43	21,018	568	5.40
Europe	9,776	200	4.10	8,365	176	4.21
Other International	7,166	130	3.64	5,819	87	2.99
Loans and advances - housing
Australia	94,323	3,117	6.63	91,186	3,016	6.62
Europe	18,981	534	5.64	18,969	513	5.41
Other International	15,445	547	7.10	13,900	475	6.83
Loans and advances - non-housing (2)
Australia	57,260	2,209	7.74	54,837	2,097	7.65
Europe	46,532	1,466	6.32	46,199	1,455	6.30
Other International	22,837	831	7.30	22,821	745	6.53
Other interest-earning assets (3)
Australia	1,418	44	n/a	1,060	(8)	n/a
Europe	3,667	(50)	n/a	3,338	25	n/a
Other International	2,512	77	n/a	1,985	70	n/a
Intragroup loans (4)
Europe	1,977	60	6.09	7,568	147	3.88
Other International	6,489	18	0.56	6,557	62	1.89
Average interest-earning assets and interest income incl. intragroup loans by:
Australia	182,423	6,115	6.72	177,389	5,860	6.61
Europe	93,708	2,436	5.21	97,684	2,515	5.15
Other International	57,221	1,648	5.78	52,897	1,454	5.50
Total average interest-earning assets and interest income incl. intragroup loans	333,352	10,199	6.14	327,970	9,829	5.99

	Half year ended Mar 05			Half year ended Sep 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(8,466)	(78)	1.85	(14,125)	(209)	2.96
Total average interest-earning assets by:
Australia	182,423	6,115	6.72	177,389	5,860	6.61
Europe	91,731	2,376	5.19	90,116	2,368	5.26
Other International	50,732	1,630	6.44	46,340	1,392	6.01
Total average interest-earning assets	324,886	10,121	6.25	313,845	9,620	6.13
Non-interest-earning assets
Investments relating to life insurance business (5)
Australia	41,821			35,263
Other International	700			254
Acceptances
Australia	18,098			17,902
Europe	52			46
Other International	15			4
Property, plant and equipment
Australia	1,175			1,319
Europe	929			745
Other International	153			95
Other assets
Australia	23,179			23,670
Europe	15,256			12,849
Other International	5,960			5,831
Total average non-interest-earning assets by:
Australia	84,273			78,154
Europe	16,237			13,640
Other International	6,828			6,184
Total average non-interest-earning assets	107,338			97,978
Provision for doubtful debts
Australia	(1,378)			(1,167)
Europe	(842)			(872)
Other International	(253)			(280)
Total average assets by:
Australia	265,318			254,376
Europe	107,126			102,884
Other International	57,307			52,244
Total average assets	429,751			409,504

Percentage of total average assets applicable to international operations	38.3%			37.9%

Average liabilities and interest expense

	Half year ended Mar 05			Half year ended Sep 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest-bearing liabilities
Term deposits and certificates of deposit (6)
Australia	52,234	1,378	5.29	47,201	1,184	5.02
Europe	25,365	515	4.07	29,232	501	3.43
Other International	23,975	590	4.94	23,671	469	3.96
Savings (short-term) deposits
Australia	7,605	203	5.35	7,626	187	4.90
Europe	12,788	175	2.74	13,485	152	2.25
Other International	3,727	82	4.41	3,815	64	3.36
Other on-demand deposits (1) (7) (8)
Australia	38,669	623	3.23	34,459	551	3.20
Europe	13,454	133	1.98	14,713	133	1.81
Other International	7,551	72	1.91	6,894	59	1.71
Government and Official Institutions
Australia	1,050	14	2.67	906	19	4.19
Other International	954	9	1.89	706	5	1.42
Due to other financial institutions (7) (8)
Australia	12,590	285	4.54	14,358	307	4.28
Europe	19,965	367	3.69	21,459	426	3.97
Other International	11,164	137	2.46	11,689	110	1.88
Short-term borrowings (7)
Australia	13,929	306	4.41	16,091	344	4.28
Europe	1,752	25	2.86	733	9	2.46
Other International	7,990	93	2.33	7,256	51	1.41
Long-term borrowings
Australia	33,366	657	3.95	28,160	569	4.04
Other International	1,167	33	5.67	1,782	51	5.72
Other interest-bearing liabilities (3)
Australia	24	648	n/a	97	600	n/a
Europe	489	1	n/a	12	3	n/a
Other International	110	165	n/a	152	158	n/a
Loan Capital
Australia	328	6	3.67	349	7	4.01
Europe	1,500	51	6.82	1,356	55	8.11
Intragroup loans (4)
Australia	8,466	78	1.85	14,125	209	2.96
Average interest-bearing liabilities and interest expense incl. intragroup loans by:
Australia	168,261	4,198	5.00	163,372	3,977	4.87
Europe	75,313	1,267	3.37	80,990	1,279	3.16
Other International	56,638	1,181	4.18	55,965	967	3.46
Total average interest-bearing liabilities and interest expense incl. intragroup loans	300,212	6,646	4.44	300,327	6,223	4.14

	Half year ended Mar 05			Half year ended Sep 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(8,466)	(78)	1.85	(14,125)	(209)	2.96
Total average interest-bearing liabilities and interest expense by:
Australia	159,795	4,120	5.17	149,247	3,768	5.05
Europe	75,313	1,267	3.37	80,990	1,279	3.16
Other International	56,638	1,181	4.18	55,965	967	3.46
Total average interest-bearing liabilities and interest expense	291,746	6,568	4.51	286,202	6,014	4.20

Non-interest-bearing liabilities
Deposits not bearing interest
Australia	6,231			5,946
Europe	5,282			6,086
Other International	1,022			1,039
Liability on acceptances
Australia	18,098			17,902
Europe	52			46
Other International	15			4
Life insurance policy liabilities (5)
Australia	37,297			33,398
Other International	474			391
Other liabilities
Australia	17,357			10,383
Europe	17,069			16,591
Other International	4,978			2,967
Total average non-interest-bearing liabilities by:
Australia	78,983			67,629
Europe	22,403			22,723
Other International	6,489			4,401
Total average non-interest-bearing liabilities	107,875			94,753

Equity

	Half year ended Mar 05			Half year ended Sep 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	7,340			6,566
Trust Preferred Securities	975			975
Trust Preferred Securities II	44			—
National Income Securities	1,945			1,945
Contributed equity	10,304			9,486
Reserves	967			1,458
Retained profits	14,914			14,025
Parent entity interest	26,185			24,969
Outside equity interest in controlled entities	3,945			3,580
Equity	30,130			28,549

Total liabilities and equity	429,751			409,504

Percentage of total average liabilities applicable to international operations	40.2%			43.1%

(1)            A change has been made to the classification of interest income and interest expense of $44 million between the March 2004 and September 2004 halves, leaving the full year to September 2004 unchanged.

(2)            Includes non-accrual loans.

(3)            Includes interest on derivatives and escrow deposits.

(4)            The calculations for Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

(5)            Included within investments relating to life insurance business are interest-earning debt securities. The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note. The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

(6)            The sum of term deposits and certificates of deposit equate to time deposits.

(7)            A change has been made to the classification of certain exposures from Other On-Demand Deposits to Due to Other Financial Institutions and Short-Term Borrowings. To ensure consistent classification with notes to the spot balance sheet an amount of $3,606 million was reclassified from Other On-Demand Deposits to Due to Other Financial Institutions $2,498 million and Short-Term Borrowings $1,108 million. Associated interest expense was also reclassified.

(8)            A change has been made to the classification of certain exposures from Due to Other Financial Institutions to Other On-Demand Deposits. To ensure consistent classification with notes to the spot balance sheet an amount of $2,753 million was reclassified from Due to Other Financial Institutions to Other On-Demand Deposits. Associated interest expense was also reclassified.

Detailed Financial Information - Note 6: Gross Loans & Advances

6. GROSS LOANS & ADVANCES

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
By region
Australia	157,994	148,407	144,075	6.5	9.7
Europe	53,981	66,010	59,290	(18.2)	(9.0)
New Zealand	33,326	32,098	28,994	3.8	14.9
United States	2,758	2,522	2,685	9.4	2.7
Asia	3,057	3,341	3,056	(8.5)	—
Total gross loans and advances	251,116	252,378	238,100	(0.5)	5.5
Securitised loans	2,317	2,788	462	(16.9)	large

By product
Housing	129,447	125,773	118,866	2.9	8.9
Term lending (1)	81,560	84,236	78,863	(3.2)	3.4
Overdrafts (1)	11,210	12,967	12,791	(13.5)	(12.4)
Leasing	15,127	16,027	15,288	(5.6)	(1.1)
Credit cards	6,821	6,876	6,645	(0.8)	2.6
Other (1)	6,951	6,499	5,647	7.0	23.1
Total gross loans and advances	251,116	252,378	238,100	(0.5)	5.5

(1)            A change has been made to the classification of certain loans from Overdrafts to Term Lending and Other Lending (Market Rate Advances). Comparative information has been reclassified at 30 September 2004 and 31 March 2004, of $5,346 million and $3,605 million to Term Lending, and $450 million and $260 million to Other Lending (Market Rate Advances) respectively.

Refer to note 2(b)(i) for details of loans and advances at 30 September 2004 included in the tables above, that are attributable to the Irish Banks, which were disposed on 28 February 2005.

	As at 31 Mar 05
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Housing	98,142	15,289	15,399	—	617	129,447
Term lending	39,718	22,702	14,407	2,758	1,975	81,560
Overdrafts	4,623	5,261	1,326	—	—	11,210
Leasing	8,706	6,379	21	—	21	15,127
Credit cards	4,213	1,542	1,066	—	—	6,821
Other	2,592	2,808	1,107	—	444	6,951
Total gross loans and advances	157,994	53,981	33,326	2,758	3,057	251,116

	Increase / (Decrease) from 30 Sep 04
	Australia	Europe (1)	New Zealand	United States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 30 September 2004 excluding foreign exchange
Housing	7.5	7.6	9.5	—	9.4	7.8
Term lending	4.6	5.5	4.9	18.2	(9.3)	4.9
Overdrafts	4.1	8.2	17.1	—	—	7.4
Leasing	6.6	(9.2)	(12.5)	—	(8.7)	(0.7)
Credit cards	4.5	0.1	9.2	—	—	4.2
Other	2.0	52.4	(31.2)	—	(0.9)	7.9
Total gross loans and advances	6.5	5.8	5.7	18.2	(4.8)	6.2

	Increase / (Decrease) from 31 Mar 04
	Australia	Europe (1)	New Zealand	United States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 31 March 2004 excluding foreign exchange
Housing	10.5	18.8	19.2	—	9.4	12.4
Term lending	8.3	14.8	7.4	4.5	(2.9)	9.4
Overdrafts	0.8	(0.4)	12.0	—	—	1.4
Leasing	11.0	(8.2)	(4.5)	—	(19.2)	1.9
Credit cards	6.0	2.5	6.9	—	—	5.3
Other	21.2	large	(45.8)	—	(14.5)	19.7
Total gross loans and advances	9.7	13.7	9.0	4.5	(2.7)	10.2

(1)            Excludes National Irish Bank Limited and Northern Bank Limited.

Detailed Financial Information - Note 6: Gross Loans & Acceptances

	Australian	UK	NZ				Total
	Banking	Banking (1)	Banking	IM&S	WM	Other (2)	Group
	$m	$m	$m	$m	$m	$m	$m
By Division
As at 31 March 2005

Housing lending	100,459	15,289	15,371	645	—	(2,317)	129,447
Non-housing lending	46,141	24,347	12,403	38,744	92	(58)	121,669
Total gross loans and advances	146,600	39,636	27,774	39,389	92	(2,375)	251,116
Acceptances	27,261	46	23	3,969	—	(9,732)	21,567
Total gross loans and acceptances	173,861	39,682	27,797	43,358	92	(12,107)	272,683
As at 30 September 2004

Housing lending	94,047	19,576	14,299	639	—	(2,788)	125,773
Non-housing lending	43,368	31,739	11,840	39,656	87	(85)	126,605
Total gross loans and advances	137,415	51,315	26,139	40,295	87	(2,873)	252,378
Acceptances	24,787	59	18	4,738	—	(13,258)	16,344
Total gross loans and acceptances	162,202	51,374	26,157	45,033	87	(16,131)	268,722
As at 31 March 2004

Housing lending	89,307	17,184	12,236	601	—	(462)	118,866
Non-housing lending	43,295	29,543	10,637	37,066	71	(1,378)	119,234
Total gross loans and advances	132,602	46,727	22,873	37,667	71	(1,840)	238,100
Acceptances	23,395	48	—	5,317	—	(13,772)	14,988
Total gross loans and acceptances	155,997	46,775	22,873	42,984	71	(15,612)	253,088

(1)           Included within housing lending at 30 September 2004 and 31 March 2004 were $4,860 million and $4,388 million repectively in relation to National Irish Bank Limited and Northern Bank Limited. Included within non-housing lending at 30 September 2004 and 31 March 2004 were $8,343 million and $7,688 million repectively in relation to National Irish Bank Limited and Northern Bank Limited.

(2)           Other housing lending includes securitised loans. Other non-housing lending includes Group Funding, Corporate Centre and intra-group elimination entries. Other acceptances includes NAB-issued acceptances bought back by NAB.

Detailed Financial Information - Note 7: Deposits & Other Borrowings

7. DEPOSITS & OTHER BORROWINGS

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
By region
Australia (1) (2)	121,610	116,287	112,060	4.6	8.5
Europe	44,545	62,133	56,084	(28.3)	(20.6)
New Zealand	25,896	25,643	22,970	1.0	12.7
United States	8,021	11,287	14,717	(28.9)	(45.5)
Asia	5,794	3,678	3,548	57.5	63.3
Total deposits and other borrowings (1) (2)	205,866	219,028	209,379	(6.0)	(1.7)

By product
Deposits not bearing interest	10,538	13,516	13,191	(22.0)	(20.1)
On-demand and short-term deposits (1) (2)	81,279	83,114	82,093	(2.2)	(1.0)
Certificates of deposit	34,469	34,130	30,349	1.0	13.6
Term deposits	62,279	66,212	62,581	(5.9)	(0.5)
Total deposits	188,565	196,972	188,214	(4.3)	0.2
Securities sold under agreements to repurchase (1)	3,735	2,809	2,406	33.0	55.2
Borrowings	13,566	19,247	18,759	(29.5)	(27.7)
Total deposits and other borrowings (1) (2)	205,866	219,028	209,379	(6.0)	(1.7)

(1)            A change has been made to the classification of certain exposures from On-Demand and Short-Term Deposits to Due to Other Financial Institutions and Securities Sold Under Agreements to Repurchase.  Comparative information has been reclassified at 30 September 2004 and 31 March 2004 of $2,663 million and $2,442 million to Due to Other Financial Institutions, and $694 million and $1,238 million to Securities Sold Under Agreements to Repurchase, respectively.

(2)            A change has been made to the classification of certain exposures from Due to Other Financial Institutions to On-Demand and Short-Term Deposits.  Comparative information has been reclassified at 30 September 2004 and 31 March 2004 of $939 million and $1,197 million respectively.

Refer to note 2(b)(ii) for details of deposits and other borrowings at 30 September 2004 included in the tables above, that are attributable to the Irish Banks, which were disposed on 28 February 2005.

	As at 31 Mar 05
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Deposits not bearing interest	6,209	3,317	522	488	2	10,538
On-demand and short-term deposits	47,338	21,513	7,650	2,512	2,266	81,279
Certificates of deposit	22,563	8,263	3,175	468	—	34,469
Term deposits	32,798	9,593	12,456	3,906	3,526	62,279
Total deposits	108,908	42,686	23,803	7,374	5,794	188,565
Securities sold under agreements to repurchase	2,000	1,493	—	242	—	3,735
Borrowings	10,702	366	2,093	405	—	13,566
Total deposits and other borrowings	121,610	44,545	25,896	8,021	5,794	205,866

	Increase / (Decrease) from 30 Sep 04
	Australia	Europe (1)	New Zealand	United States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 30 September 2004 excluding foreign exchange
Deposits not bearing interest	2.6	(4.6)	(13.6)	(4.1)	large	(1.0)
On-demand and short-term deposits	3.5	(0.4)	6.9	43.1	large	6.5
Certificates of deposit	16.6	(22.8)	1.6	(0.2)	—	2.4
Term deposits	2.3	(13.1)	4.2	31.1	7.2	1.6
Total deposits	5.5	(8.8)	4.2	29.1	70.2	3.6
Securities sold under agreements to repurchase	17.6	41.1	—	large	—	34.8
Borrowings	(6.0)	—	(10.3)	(91.4)	—	(27.9)
Total deposits and other borrowings	4.6	(7.7)	2.9	(23.2)	70.2	1.1

	Increase / (Decrease) from 31 Mar 04
	Australia	Europe (1)	New Zealand	United States	Asia	Total (1)
	%	%	%	%	%	%
Movement from 31 March 2004 excluding foreign exchange
Deposits not bearing interest	4.9	(4.9)	(25.5)	(4.9)	large	(0.8)
On-demand and short-term deposits	6.9	(2.5)	6.4	(27.9)	large	5.3
Certificates of deposit	41.6	(18.9)	(21.1)	1.3	—	12.6
Term deposits	5.6	3.9	11.9	(20.4)	4.8	4.3
Total deposits	12.0	(5.1)	3.3	(21.2)	66.2	5.9
Securities sold under agreements to repurchase	(0.4)	large	—	(34.4)	—	55.2
Borrowings	(16.7)	large	82.0	(91.4)	—	(27.6)
Total deposits and other borrowings	8.5	(1.0)	7.0	(44.6)	66.2	3.3

(1)            Excludes National Irish Bank Limited and Northern Bank Limited.

Detailed Financial Information - Note 8: Net Life Insurance Income

8. NET LIFE INSURANCE INCOME

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Premium and related revenue	434	549	456	(20.9)	(4.8)
Investment revenue (1)	2,802	2,381	2,368	17.7	18.3
Life insurance income excluding IORE	3,236	2,930	2,824	10.4	14.6
Claims expense	(287)	(345)	(357)	16.8	19.6
Change in policy liabilities	(2,071)	(1,665)	(1,703)	(24.4)	(21.6)
Policy acquisition and maintenance expense	(365)	(377)	(346)	3.2	(5.5)
Investment management fees	(18)	(20)	(22)	10.0	18.2
Life insurance expenses	(2,741)	(2,407)	(2,428)	(13.9)	(12.9)
Net life insurance income excluding IORE	495	523	396	(5.4)	25.0
Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	63	34	59	85.3	6.8
Net life insurance income	558	557	455	0.2	22.6
Interest expense - life insurance funds	(14)	(7)	(10)	large	(40.0)
Profit of life insurance funds before income tax	544	550	445	(1.1)	22.2
Income tax expense - life insurance funds	(192)	(88)	(213)	large	9.9
Net profit of life insurance funds before outside equity interest	352	462	232	(23.8)	51.7
Net profit attributable to outside equity interest	(154)	(307)	(58)	49.8	large
Net profit of life insurance funds after outside equity interest	198	155	174	27.7	13.8

(1)            Investment revenue excluding investment earnings on shareholders’ retained profits and capital from life businesses.

Sources of Operating Profit from Life Companies life insurance funds

Life company - planned profit margins	139	124	127	12.1	9.4
Life company - experience profit	11	4	3	large	large
Life company operating margins (1)	150	128	130	17.2	15.4
Investment earnings on shareholders’ retained profits and capital from life businesses after tax	48	27	44	77.8	9.1
Net profit of life insurance funds after outside equity interest	198	155	174	27.7	13.8

(1)            Reflects operating profit of all business written through life insurance funds, irrespective of the business type (investment or insurance).

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the life insurance funds of the life insurance companies of the Group. Refer to note 54 of the Group’s Annual Financial Report 2004 for further details.

Detailed Financial Information - Note 9: Revenue

9. REVENUE

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%
Interest income	3	10,121	9,620	9,030	5.2	12.1

Investment earnings on shareholders’ retained profits & capital from life businesses (IORE)	8	63	34	59	85.3	6.8
Investment revenue (1)	8	2,802	2,381	2,368	17.7	18.3
Total investment revenue		2,865	2,415	2,427	18.6	18.0
Premium and related revenue	8	434	549	456	(20.9)	(4.8)
Life insurance income		3,299	2,964	2,883	11.3	14.4

Wealth Management other operating income		461	408	399	13.0	15.5
Revaluation profit/(loss)		54	(144)	7	large	large
Wealth Management total income(2)		515	264	406	95.1	26.8

Total Banking other operating income
Dividends received		—	1	22	large	large
Profit on sale of property, plant and equipment and other assets		5	8	6	(37.5)	(16.7)
Loan fees from banking		742	720	727	3.1	2.1
Money transfer fees		479	495	488	(3.2)	(1.8)
Trading income (before significant items)		337	235	340	43.4	(0.9)
Foreign exchange income		(4)	2	(4)	large	—
Fees and commissions (3)		366	376	362	(2.7)	1.1
Fleet service fees (3)		73	71	60	2.8	21.7
Other income		112	134	122	(16.4)	(8.2)
Total Banking other operating income		2,110	2,042	2,123	3.3	(0.6)
Eliminations		(81)	(75)	(66)	(8.0)	(22.7)
Banking other operating income net of eliminations		2,029	1,967	2,057	3.2	(1.4)
Total revenue before significant items		15,964	14,815	14,376	7.8	11.0
Significant revenue
Proceeds from the sale of controlled entities	15	2,514	—	—	large	large
Proceeds from the sale of strategic shareholdings	15	—	—	993	—	large
Total revenue from ordinary activities		18,478	14,815	15,369	24.7	20.2

(1)            Investment revenue excluding investment earnings on shareholders retained profits and capital from life businesses.

(2)            Wealth Management total income excludes life insurance income. Refer to note 8 for further details.

(3)            A change has been made to the classification of certain fees from Fees and Commissions to Fleet Service Fees. Comparative information has been reclassified for the September 2004 and March 2004 halves of $12 million and $11 million respectively.

Other operating income (before revaluation profit/(loss) and significant income) by Division

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Australian Banking	1,081	1,073	1,049	0.7	3.1
UK Banking	429	458	429	(6.3)	—
New Zealand Banking	178	179	175	(0.6)	1.7
Institutional Markets & Services	486	354	512	37.3	(5.1)
Other (incl. Group Funding & Corporate Centre)	(64)	(22)	(42)	large	(52.4)
Total Banking	2,110	2,042	2,123	3.3	(0.6)
Wealth Management	461	408	399	13.0	15.5
Eliminations	(81)	(75)	(66)	(8.0)	(22.7)
Other operating income	2,490	2,375	2,456	4.8	1.4

Detailed Financial Information - Note 10: Expenses

10. EXPENSES

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%
Interest expense	3	6,568	6,014	5,445	(9.2)	(20.6)

Claims expense		287	345	357	16.8	19.6
Change in policy liabilities		2,071	1,665	1,703	(24.4)	(21.6)
Policy acquisition and maintenance expense		365	377	346	3.2	(5.5)
Investment management fees		18	20	22	10.0	18.2
Life insurance expenses	8	2,741	2,407	2,428	(13.9)	(12.9)

Wealth Management other operating expenses(1)		411	429	405	4.2	(1.5)

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,356	1,330	1,271	(2.0)	(6.7)
Superannuation		163	138	138	(18.1)	(18.1)
Other		152	170	134	10.6	(13.4)
		1,671	1,638	1,543	(2.0)	(8.3)

Occupancy expenses
Rental on operating leases (2)		149	147	136	(1.4)	(9.6)
Depreciation and amortisation		42	35	33	(20.0)	(27.3)
Other (2)		125	125	111	—	(12.6)
		316	307	280	(2.9)	(12.9)

General expenses
Advertising and marketing		103	122	94	15.6	(9.6)
Non-lending losses		28	30	47	6.7	40.4
Communications, postage and stationery		182	199	182	8.5	—
Depreciation and amortisation		163	174	159	6.3	(2.5)
Fees and commissions		53	54	48	1.9	(10.4)
Computer equipment and software		119	121	139	1.7	14.4
Rental on operating leases		44	36	36	(22.2)	(22.2)
Professional fees		138	203	121	32.0	(14.0)
Travel		26	34	30	23.5	13.3
Freight and cartage		38	40	37	5.0	(2.7)
Motor vehicle expenses		22	21	20	(4.8)	(10.0)
Insurance		18	22	16	18.2	(12.5)
Operational (bank & bureau) charges		37	39	39	5.1	5.1
Other expenses (3)		288	182	106	(58.2)	large
		1,259	1,277	1,074	1.4	(17.2)

Total Banking other operating expenses		3,246	3,222	2,897	(0.7)	(12.0)

Eliminations		(81)	(75)	(66)	(8.0)	(22.7)
Banking other operating expenses net of eliminations		3,165	3,147	2,831	(0.6)	(11.8)
Other operating expenses		3,576	3,576	3,236	—	(10.5)
Total operating expenses before significant items, goodwill and charge to provide for doubtful debts		12,885	11,997	11,109	(7.4)	(16.0)

(1)            Wealth Management other operating expenses excludes life insurance expenses. Refer to note 8 for further details.

(2)            A change has been made to the classification of certain expenses from Other Occupancy Expenses to Rental on Operating Leases. Comparative information has been reclassified for both the September 2004 and March 2004 halves of $10 million.

(3)            Other expenses in the March 2005 half year include self-insurance costs relating to the Northern Bank robbery ($49 million), the South Korea legal action ($49 million) and NAFiM investor compensation ($27 million), which is offset in Wealth Management other operating income.

		Half Year to			Fav / (Unfav) Change on
	Note	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
		$m	$m	$m	%	%
Significant expenses
Cost of sale of strategic shareholdings	15	—	—	678	—	large
Foreign currency options trading losses	15	(34)	—	360	large	large
Reversal of HomeSide non-lending loss provision	15	—	—	(64)	—	large
Write-down of impaired application software	15	—	409	—	large	—
Restructuring provision	15	403	—	—	large	large
PfG Restructuring provision	15	(9)	—	—	large	large
Cost of controlled entities sold	15	1,456	—	—	large	large
Total significant expenses		1,816	409	974	large	(86.4)
Total operating expenses before goodwill and charge to provide for doubtful debts		14,701	12,406	12,083	(18.5)	(21.7)
Amortisation of goodwill		50	50	53	—	5.7
Charge to provide for doubtful debts - ordinary	12	281	254	305	(10.6)	7.9
Charge to provide for doubtful debts - significant	15	—	292	—	large	—
Total operating expenses after significant items		15,032	13,002	12,441	(15.6)	(20.8)

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Australian Banking	1,479	1,465	1,306	(1.0)	(13.2)
UK Banking	952	1,038	920	8.3	(3.5)
New Zealand Banking	315	325	270	3.1	(16.7)
Institutional Markets & Services	366	368	337	0.5	(8.6)
Other (incl. Group Funding & Corporate Centre)	134	26	64	large	large
Total Banking	3,246	3,222	2,897	(0.7)	(12.0)
Wealth Management	411	429	405	4.2	(1.5)
Eliminations	(81)	(75)	(66)	(8.0)	(22.7)
Other operating expenses	3,576	3,576	3,236	—	(10.5)

Capitalisation of Software Costs

	As at
	Mar 05	Sep 04	Mar 04
	$m	$m	$m
Capitalised application software on the balance sheet	654	655	981

Detailed Financial Information - Note 11: Full Time Equivalent Employees

11. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
	No.	No.	No.	%	%
By Region
Australia	24,249	24,567	24,442	(1.3)	(0.8)
Europe (2)	10,180	13,324	13,307	(23.6)	(23.5)
New Zealand	4,724	4,766	4,661	(0.9)	1.4
United States	119	141	140	(15.6)	(15.0)
Asia	689	719	732	(4.2)	(5.9)
Total full time equivalent employees (FTEs) (2)	39,961	43,517	43,282	(8.2)	(7.7)

By Division
Australian Banking	18,372	18,382	18,468	(0.1)	(0.5)
Wealth Management Australia	4,393	4,746	4,669	(7.4)	(5.9)
Total Australia	22,765	23,128	23,137	(1.6)	(1.6)
Total UK	9,772	12,865	12,886	(24.0)	(24.2)
Total New Zealand	4,549	4,596	4,501	(1.0)	1.1
Institutional Markets & Services	2,066	2,073	1,963	(0.3)	5.2
Other (incl. Group Funding & Corporate Centre)	809	855	795	(5.4)	1.8
Total full time equivalent employees (FTEs)	39,961	43,517	43,282	(8.2)	(7.7)

Average half year FTEs	42,591	43,515	42,986	(2.1)	(0.9)

(1)            Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTEs (ie. contractors).

(2)            Includes 2,712 and 2,743 FTEs at 30 September 2004 and 31 March 2004 respectively in relation to the Irish Banks, which were disposed on 28 February 2005.

Detailed Financial Information - Note 12: Doubtful Debts

12. DOUBTFUL DEBTS

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Total charge for doubtful debts by Region
Australia	198	101	143	(96.0)	(38.5)
Europe	74	128	147	42.2	49.7
New Zealand	8	8	12	—	33.3
United States	4	15	4	73.3	—
Asia	(3)	2	(1)	large	large
Total charge to provide for doubtful debts before significant items	281	254	305	(10.6)	7.9
Significant charge to provide for doubtful debts
Revision of accounting estimate	—	292	—	large	—
Total charge to provide for doubtful debts	281	546	305	48.5	7.9

Total charge for doubtful debts by Division
Australian Banking	130	97	104	(34.0)	(25.0)
UK Banking	91	124	100	26.6	9.0
New Zealand Banking	12	8	13	(50.0)	7.7
Institutional Markets & Services	48	25	88	(92.0)	45.5
Total charge to provide for doubtful debts	281	254	305	(10.6)	7.9

Movement in provisions for doubtful debts

	Half Year to Mar 05			Half Year to Sep 04
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance	412	2,116	2,528	480	1,783	2,263
Transfer to/(from) specific/general provision	238	(238)	—	256	(256)	—
Bad debts recovered	88	—	88	99	—	99
Bad debts written off	(299)	—	(299)	(434)	—	(434)
Charge to profit and loss - ordinary	—	281	281	—	254	254
Charge to profit and loss - significant	—	—	—	—	292	292
Provision of controlled entities sold	(21)	(92)	(113)	—	—	—
Foreign currency translation and other adjustments	(28)	(33)	(61)	11	43	54
Total provisions for doubtful debts	390	2,034	2,424	412	2,116	2,528

Detailed Financial Information - Note 13:  Asset Quality

13. ASSET QUALITY

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Summary of impaired assets
Gross non-accrual loans (1)	1,115	1,230	1,434	(9.3)	(22.2)
Gross restructured loans	1	41	—	large	large
Gross assets acquired through security enforcement	2	5	—	large	large
Gross impaired assets (1)	1,118	1,276	1,434	(12.4)	(22.0)
Less: Specific provisions - non-accrual loans	(353)	(375)	(441)	(5.9)	(20.0)
Net impaired assets (1)	765	901	993	(15.1)	(23.0)

	As at 31 Mar 05		As at 30 Sep 04		As at 31 Mar 04
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Total impaired assets by region
Australia	757	525	700	536	770	559
Europe (1)	172	103	333	174	347	199
New Zealand	89	67	87	68	37	17
United States	98	69	155	123	277	218
Asia	2	1	1	—	3	—
Total impaired assets (1)	1,118	765	1,276	901	1,434	993

(1)            Includes gross non-accrual loans relating to the Irish Banks, which were disposed on 28 February 2005, of $80 million and $84 million (net: $67 million and $69 million) at 31 March 2004 and 30 September 2004 respectively.

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Movement in gross impaired assets
Balance at 30 September 2003	912	375	202	145	1	1,635
New	158	149	25	160	2	494
Written off	(189)	(34)	(1)	—	—	(224)
Returned to performing or repaid	(111)	(135)	(190)	(9)	—	(445)
Foreign currency translation adjustments	—	(8)	1	(19)	—	(26)
Balance at 31 March 2004	770	347	37	277	3	1,434
New	173	118	62	90	—	443
Written off	(188)	(52)	(14)	—	—	(254)
Returned to performing or repaid	(55)	(96)	(5)	(224)	(3)	(383)
Foreign currency translation adjustments	—	16	7	12	1	36
Balance at 30 September 2004	700	333	87	155	1	1,276
New	283	44	25	2	1	355
Written off	(63)	(52)	(2)	(1)	—	(118)
Returned to performing or repaid	(163)	(60)	(19)	(47)	—	(289)
Impaired assets of controlled entities sold (2)	—	(84)	—	—	—	(84)
Foreign currency translation adjustments	—	(9)	(2)	(11)	—	(22)
Gross impaired assets at 31 March 2005	757	172	89	98	2	1,118

(2)            Impaired assets of the Irish Banks, which were disposed on 28 February 2005.

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
	%	%	%
Gross non-accrual loans to gross loans & acceptances - by region
Australia	0.42	0.43	0.48
Europe	0.32	0.50	0.58
New Zealand	0.27	0.27	0.13
United States	3.48	4.32	10.32
Asia	0.07	0.03	0.10
Total gross non-accrual loans to gross loans & acceptances	0.41	0.46	0.57

Group provisioning coverage ratios
Net impaired assets to total equity (1)	2.7	3.5	4.1
Net impaired assets to total equity plus general provision (1)	2.6	3.2	3.8
Specific provision to gross impaired assets	34.9	32.3	33.5
General and specific provisions to gross impaired assets	216.8	198.1	157.8
General provision to risk-weighted assets	0.73	0.74	0.64

(1)            Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
	31 Mar 05	30 Sep 04	31 Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Accruing loans 90 days past - by region (2) (3) (4)
Australia	734	796	547	(7.8)	34.2
Europe (3)	124	68	59	82.4	large
New Zealand	22	26	20	(15.4)	10.0
Asia	4	2	2	large	large
Total 90 day past due loans (2) (3) (4)	884	892	628	(0.9)	40.8

(2)            During the September 2004 half year the Group revised its data collection procedures for establishing its 90 day past due exposures. This process now includes loans that are identified by the internal categories ‘watch’ or ‘substandard’ and are in arrears 90 days or more.

(3)            Includes 90 days past due loans relating to the Irish Banks, which were disposed on 28 February 2005, of $2 million and $3 million at 31 March 2004 and 30 September 2004 respectively.

(4)            Accruing loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

Detailed Financial Information - Note 14: Income Tax Reconciliation

14. INCOME TAX RECONCILIATION

	Half Year to
	Mar 05	Sep 04	Mar 04
	$m	$m	$m
Group
Profit from ordinary activities before income tax expense
Australia	1,903	1,302	1,967
Overseas	1,543	511	961
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(544)	(550)	(445)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,902	1,263	2,483
Prima facie income tax at 30%	871	379	745
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	3	13	13
Non-allowable depreciation on buildings	3	3	4
Rebate of tax on dividends, interest etc	(16)	(15)	(28)
Foreign tax rate differences	11	—	1
Amortisation of goodwill	15	15	16
Future income tax benefits not recognised	35	7	—
Under/(over) provision in prior year	3	(6)	(3)
Interest expense on exchangeable capital units	16	17	16
Non-assessable branch income	(17)	(17)	(19)
Profit on sale of strategic shareholdings	—	—	(95)
Reversal of HomeSide non-lending loss provision	—	—	(19)
Write-down of impaired application software	—	22	—
Effect of reset tax values on entering tax consolidation - Wealth Management (1)	—	—	(150)
Profit on sale of Irish Banks	(332)	—	—
Other	(27)	(15)	5
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	565	403	486
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	192	88	213
Total income tax expense	757	491	699

Effective tax rate excluding statutory funds attributable to the life insurance business	19.5%	31.9%	19.6%

By Division
Australian Banking	409	405	453
UK Banking	117	111	150
New Zealand Banking	79	82	79
Institutional Markets & Services	45	14	85
Other (incl. Group Funding & Corporate Centre)	(2)	7	(24)
Total Banking	648	619	743
Wealth Management
Cash earnings
Net life insurance income & IORE	192	88	213
Other	37	(14)	(8)
Revaluation profit/(loss) - ordinary	3	(12)	9
Revaluation profit/(loss) - tax consolidations (1)	—	—	(150)
Total income tax expense before significant items	880	681	807
Significant items	(123)	(190)	(108)
Total income tax expense	757	491	699

(1)            Income tax benefit that arose due to the National’s election to consolidate for Australian income tax purposes.

	Half Year to
	Mar 05	Sep 04	Mar 04
	$m	$m	$m
Wealth Management operations
Cash earnings before significant items before income tax
Australia	549	522	415
Overseas	63	17	38
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(544)	(550)	(445)
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	68	(11)	8
Prima facie income tax at 30%	20	(3)	2
Add/(deduct) tax effect of permanent differences:
Under/(over) provision in prior year	2	(5)	(3)
Other	15	(6)	(7)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	37	(14)	(8)
Income tax attributable to the statutory funds of the life insurance business	192	88	213
Total income tax expense/(benefit) attributable to cash earnings before significant items	229	74	205

Effective tax rate excluding statutory funds attributable to the life insurance business	54.4%	large	large

Banking operations
Cash earnings before significant items before income tax
Australia	1,351	1,368	1,522
Overseas	781	801	980
Total cash earnings before income tax	2,132	2,169	2,502
Prima facie income tax at 30%	640	651	751
Add/(deduct) tax effect of permanent differences:
Assessable foreign income	3	13	13
Non-allowable depreciation on buildings	3	3	4
Rebate of tax on dividends, interest etc	(16)	(15)	(28)
Foreign tax rate differences	11	—	1
Distributions outside the Group	—	—	(5)
Non-assessable branch income	(17)	(17)	(19)
Future income tax benefits not recognised	26	—	—
Over provision in prior year	1	(1)	—
Interest expense on exchangeable capital units	16	17	16
Other	(19)	(32)	10
Total income tax expense on cash earnings before significant items	648	619	743

Effective tax rate	30.4%	28.5%	29.7%

Detailed Financial Information - Note 15: Significant Items

15. SIGNIFICANT ITEMS

	Half Year to
	Mar 05	Sep 04	Mar 04
	$m	$m	$m
Disposal of Irish Banks
Proceeds from the sale of controlled entities	2,514	—	—
Cost of controlled entities sold	(1,456)	—	—
Profit on sale of controlled entities	1,058	—	—
Income tax benefit	15	—	—
Net profit on sale of controlled entities (1)	1,073	—	—

Restructuring expenses
Restructuring expenses	(403)	—	—
Income tax benefit	121	—	—
Net restructuring expenses (1)	(282)	—	—

Foreign currency options trading losses
Foreign currency options trading losses	34	—	(360)
Income tax (expense)/benefit	(10)	—	108
Net foreign currency options trading losses (1)	24	—	(252)

PfG Restructuring provision
Reversal of PfG restructuring provision	9	—	—
Income tax expense	(3)	—	—
Net reversal of PfG restructuring provision (1)	6	—	—

Disposal of strategic shareholdings
Proceeds from the sale of strategic shareholdings	—	—	993
Cost of sale of strategic shareholdings	—	—	(678)
Net profit on sale of strategic shareholdings	—	—	315

Cost of foreign controlled entities sold - revision of accounting estimate
Reversal of HomeSide non-lending loss provision	—	—	64

Write-down of impaired application software
Integrated Systems Implementation (ISI)	—	(200)	—
Wealth Management Europe - Endeavour	—	(60)	—
Other	—	(149)	—
Write-down of impaired application software	—	(409)	—
Income tax benefit	—	102	—
Net write-down of impaired application software	—	(307)	—

Charge to provide for doubtful debts - revision of accounting estimate
Charge to provide for doubtful debts	—	(292)	—
Income tax benefit	—	88	—
Net charge to provide for doubtful debts	—	(204)	—
Significant items after tax	821	(511)	127

(1)            Refer to page 27 for further discussion.

Detailed Financial Information - Note 16: Exchange Rates

16. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance Average Half Year to			Statement of Financial Position Spot as at
	Mar 05	Sep 04	Mar 04	31 Mar 05	30 Sep 04	31 Mar 04
British Pounds	0.4085	0.3928	0.4182	0.4114	0.3973	0.4138
Euros	0.5883	0.5869	0.6071	0.5974	0.5799	0.6200
United States Dollars	0.7667	0.7122	0.7409	0.7726	0.7149	0.7591
New Zealand Dollars	1.0831	1.1108	1.1400	1.0883	1.0682	1.1466

Impact on Statement of Financial Performance of exchange rate movements

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
March 2005 half to September 2004 half Favourable/(unfavourable)
Net interest income	(41)	11	(6)	(1)	(37)
Other operating income	(19)	5	(3)	(1)	(18)
Other operating expenses	38	(8)	3	2	35
Charge to provide for doubtful debts	3	—	—	—	3
Income tax expense	(1)	(2)	—	—	(3)
Cash earnings before significant items, distributions and outside equity interest	(20)	6	(6)	—	(20)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
March 2005 half to March 2004 half Favourable/(unfavourable)
Net interest income	26	22	(3)	—	45
Other operating income	11	11	(1)	—	21
Other operating expenses	(25)	(16)	1	—	(40)
Charge to provide for doubtful debts	(2)	—	—	—	(2)
Income tax expense	—	(4)	—	—	(4)
Cash earnings before significant items, distributions and outside equity interest	10	13	(3)	—	20

Impact on Statement of Financial Position of exchange rate movements

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Since 30 September 2004 increase/(decrease)
Housing	(662)	(264)	—	(46)	(972)
Term lending	(746)	(258)	(188)	(74)	(1,266)
Overdrafts	(449)	(21)	—	—	(470)
Leasing	(266)	—	—	(2)	(268)
Credit cards	(63)	(19)	—	—	(82)
Other	(50)	(3)	—	(7)	(60)
Gross loans and advances	(2,236)	(565)	(188)	(129)	(3,118)
Other assets	(1,828)	(51)	(500)	(240)	(2,619)
Total assets	(4,064)	(616)	(688)	(369)	(5,737)
Deposits and other borrowings	(2,110)	(473)	(843)	(274)	(3,700)

	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m
Since 31 March 2004 increase/(decrease)
Housing	151	656	—	(10)	797
Term lending	198	682	(47)	74	907
Overdrafts	75	60	—	—	135
Leasing	49	1	—	—	50
Credit cards	13	51	—	—	64
Other	5	133	—	22	160
Gross loans and advances	491	1,583	(47)	86	2,113
Other assets	348	315	(128)	(69)	466
Total assets	839	1,898	(175)	17	2,579
Deposits and other borrowings	439	1,231	(251)	(62)	1,357

Detailed Financial Information - Note 17: Capital Adequacy

17. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
	$m	$m	$m
Reconciliation to shareholders funds
Contributed equity	11,322	10,191	8,949
Reserves	802	1,194	784
Retained profits	15,770	14,515	14,619
Outside equity interest	4,107	3,866	3,558
Estimated reinvestment under dividend reinvestment plan	151	150	1,265
Less: Goodwill	(571)	(632)	(682)
Estimated final dividend	(1,293)	(1,287)	(1,265)
Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
Asset revaluation reserve	(17)	(86)	(16)
Deconsolidation of Wealth Management profits (net of dividends)	(305)	(349)	(535)
FITB (excluding FITB on the general provision for doubtful debts) (1)	(55)	—	—
Non - qualifying outside equity interest	(4,107)	(3,866)	(3,558)
Capitalised expenses	(200)	(200)	—
Tier 1 capital	23,156	21,048	20,671
Asset revaluation reserve	17	86	16
General provision for doubtful debts	1,415	1,480	1,254
Perpetual floating rate notes	324	350	329
Dated subordinated debts	8,475	9,044	5,268
Exchangeable capital units	1,262	1,262	1,262
Notional revaluation of investment securities to market	—	(3)	4
Tier 2 capital	11,493	12,219	8,133
Other deductions (2)	(2,922)	(2,922)	(2,922)
Total regulatory capital	31,727	30,345	25,882
Risk-weighted assets - credit risk	266,854	273,189	256,489
Risk-weighted assets - market risk (3)	12,294	13,616	21,750
Total risk-weighted assets (3)	279,148	286,805	278,239

Risk adjusted capital ratios
Tier 1	8.30%	7.34%	7.43%
Tier 2	4.12%	4.26%	2.92%
Deductions	(1.05)%	(1.02)%	(1.05)%
Total capital	11.37%	10.58%	9.30%

(1)            APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income tax liabilities be deducted from Tier 1 capital.

(2)            Represents $2,922 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (Sep 04: $2,922 million, Mar 04: $2,922 million).

(3)            From 31 March 2004, risk-weighted assets - market risk is calculated based on the Standard Method.

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
	$m	$m	$m
Adjusted common equity ratio reconciliation
Tier 1 capital	23,156	21,048	20,671
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	—	—
Other deductions	(2,922)	(2,922)	(2,922)
Adjusted common equity	16,300	15,206	14,829
Total risk-weighted assets	279,148	286,805	278,239
Adjusted common equity ratio	5.84%	5.30%	5.33%

Wealth Management capital adequacy position

The National conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The majority of the National’s Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are two entities within the Wealth Management group with credit ratings, MLC Lifetime Company Limited and MLC Ltd, both of which have the same Standard and Poor’s long-term credit rating as the National (AA-).

The National also seeks to efficiently manage the capital base of the Wealth Management group and targets conservative levels of financial leverage to enhance shareholder value. The National targets an overall gearing ratio (debt to debt plus equity) for the Wealth Management group of 20% to 25%, which is consistent with a AA- credit rating. Equity for the purposes of this calculation represents the value of the National’s investment in Wealth Management plus subordinated hybrid instruments qualifying for equity credit for rating agency purposes (up to a maximum of 15% of total equity). Currently there are no such instruments on issue. As at 31 March 2005, the Wealth Management gearing ratio was 17% (30 September 2004: 16%) and interest cover was 10.8 times (30 September 2004:  8.5 times).

The total deduction from the Group’s capital position in respect of Wealth Management entities at 31 March 2005 was $5,675 million (30 September 2004: $5,719 million; 31 March 2004: $5,905 million). The reconciliation between the market value of NAFiM subsidiaries and Wealth Management capital deduction is outlined below.

	As at
	31 Mar 05	30 Sep 04	31 Mar 04
	$m	$m	$m
Reconciliation of market value of NAFiM subsidiaries to Wealth Management deduction from capital
NAFiM subsidiaries market value	6,590	6,509	6,662
Adjusted for:
Net liabilities of NAFiM not in the mark to market valuation environment	(236)	(96)	(77)
Net assets of other Wealth Management entities not in the NAFiM group	42	48	41
Debt from the National used to fund acquisition of existing Europe and NZ businesses on 1 January 2002	(472)	(489)	(467)
Market value uplift in NAFiM upon introduction of AASB 1038 in the year to September 2000	(217)	(217)	(217)
Cumulative tax on revaluation profit and other adjustments	(32)	(36)	(37)
Total Wealth Management deduction from capital	5,675	5,719	5,905

Represented by:
Wealth Management deductions from tier 1 capital
Intangible assets	2,448	2,448	2,448
Deconsolidation of Wealth Management profits (net of dividends)	305	349	535
Wealth Management deductions from total capital
Investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1)	2,922	2,922	2,922
Total Wealth Management deduction from capital	5,675	5,719	5,905

For the purposes of determining the market valuation of NAFiM subsidiaries of $6,590 million, internal debt from the National of $472 million is eliminated. This debt relates to an internal restructure undertaken by the National in 2002.

On 1 January 2002, the life and insurance businesses of Bank of New Zealand and National Australia Group Europe were sold to NAFiM subsidiaries as part of an internal restructure for a total consideration of $677 million, representing the market value at that time. Wealth Management funded the consideration for these entities with debt from the National. Of the total debt outstanding, $472 million is included within the balance sheet of NAFiM subsidiaries in New Zealand and Europe. Using exchange rates as at the date of the transaction, this debt amounts to $494 million and corresponds to the gain on sale arising within the banking entities concerned. The balance of the transaction debt is included within NAFiM’s own balance sheet and is outside of the mark to market valuation environment.

The capital position of the National’s banking and Wealth Management entities are separately regulated and assessed. In accordance with this approach, the profit on sale of $494 million arising in the banking entities concerned is recorded as Tier 1 capital of the National.

Detailed Financial Information - Note 18: Reconciliation of Number of Shares

18. RECONCILIATION OF NUMBER OF SHARES

	Half Year to
	Mar 05 No. ’000	Sep 04 No. ’000	Mar 04 No. ’000
Ordinary shares, fully paid
Balance at beginning of period	1,550,784	1,506,493	1,503,956
Shares issued
Dividend reinvestment plan	3,683	18,083	3,123
Bonus share plan	2,624	1,484	1,880
Underwriting of dividend reinvestment plan	—	22,959	—
Staff share ownership plan	608	425	378
Staff share allocation plan	—	—	1,620
Executive option plan no. 2	596	1,293	932
Exchangeable capital units converted	2	—	7
Paying up of partly paid shares	27	47	69
Shares bought back	—	—	(5,472)
	1.558,324	1,550,784	1,506,493

Ordinary shares, partly paid to 25 cents
Balance at beginning of period	563	610	679
Paying up of partly paid shares	(27)	(47)	(69)
	536	563	610
Total number of ordinary shares on issue at end of period	1,558,860	1,551,347	1,507,103

Detailed Financial Information - Note 19: Cash Earnings per Share

19. CASH EARNINGS PER SHARE

	Half Year to
	Mar 05		Sep 04
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,618	1,618	1,611	1,611
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	53	—	57
Adjusted cash earnings before significant items	1,618	1,671	1,611	1,668
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,555,388	1,555,388	1,525,397	1,525,397
Potential dilutive ordinary shares
Options	—	927	—	892
Partly paid ordinary shares	—	367	—	375
Exchangeable capital units	—	65,452	—	65,460
Total weighted average ordinary shares	1,555,388	1,622,134	1,525,397	1,592,124
Cash earnings before significant items per share (cents)	104.0	103.0	105.6	104.8

	Half Year to
	Mar 05		Mar 04
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	1,618	1,618	1,850	1,850
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	53	—	55
Adjusted cash earnings before significant items	1,618	1,671	1,850	1,905
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,555,388	1,555,388	1,504,975	1,504,975
Potential dilutive ordinary shares
Options	—	927	—	3,930
Partly paid ordinary shares	—	367	—	428
Exchangeable capital units	—	65,452	—	65,456
Total weighted average ordinary shares	1,555,388	1,622,134	1,504,975	1,574,789
Cash earnings before significant items per share (cents)	104.0	103.0	122.9	121.0

(1)            The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable capital units.

(2)            Refer to page 4 for a reconciliation of cash earnings before significant items to Group net profit.

Detailed Financial Information - Note 20: Geographic Performance Summary

20. GEOGRAPHIC PERFORMANCE SUMMARY

The following table sets out the Group’s results from a pure geographic split (ie. based on the region in which the entity that booked the transactions is located). These geographic results are different from the Divisional management reporting structure due to the separate reporting of Asia and the geographic breakdown of Institutional Markets & Services and Other.

	Half Year to			Fav / (Unfav) Change on
	Mar 05	Sep 04	Mar 04	Sep 04	Mar 04
	$m	$m	$m	%	%
Cash earnings
Australia
Australian Banking	951	940	1,053	1.2	(9.7)
Wealth Management Australia (ex Asia)	177	143	159	23.8	11.3
Institutional Markets & Services Australia	113	98	167	15.3	(32.3)
Other (Group Funding & Corporate Centre) Australia	(162)	(116)	(180)	(39.7)	10.0
Total Australia Region	1,079	1,065	1,199	1.3	(10.0)

Europe (UK & Ireland)
UK Banking	266	284	310	(6.3)	(14.2)
Wealth Management UK	31	3	14	large	large
Institutional Markets & Services UK	104	32	80	large	30.0
Other (Group Funding & Corporate Centre) UK	20	8	(10)	large	large
Total Europe Region	421	327	394	28.7	6.9

New Zealand
New Zealand Banking	159	137	159	16.1	—
Wealth Management New Zealand	4	6	5	(33.3)	(20.0)
Institutional Markets & Services New Zealand	59	75	59	(21.3)	—
Other (Group Funding & Corporate Centre) New Zealand	1	(4)	(5)	large	large
Total New Zealand Region	223	214	218	4.2	2.3

United States
Institutional Markets & Services US	21	5	17	large	23.5
Other (Group Funding & Corporate Centre) US	41	62	77	(33.9)	(46.8)
Total United States Region	62	67	94	(7.5)	(34.0)

Asia
Wealth Management Asia	17	6	12	large	41.7
Institutional Markets & Services Asia	11	7	18	57.1	(38.9)
Other (Group Funding & Corporate Centre) Asia	(100)	18	9	large	large
Total Asia Region	(72)	31	39	large	large

Cash earnings before significant items and distributions	1,713	1,704	1,944	0.5	(11.9)

Refer to the Divisional Performance Summary on page 4 for a reconciliation of cash earnings before significant items and distributions to net profit.

Detailed Financial Information - Note 21: Risk Management

21. RISK MANAGEMENT

Market risk

The management of market risk has been be discussed in detail in the Group’s annual financial report 2004, at Risk Management and Note 45 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for the Group’s trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

	Average value Half Year to		Minimum value Half Year to (1)		Maximum value Half Year to (1)
	Mar 05	Sep 04	Mar 05	Sep 04	Mar 05	Sep 04
	$m	$m	$m	$m	$m	$m
Value at risk at 99% confidence level
Foreign exchange risk	3	2	1	1	7	10
Interest rate risk	14	10	9	7	18	14
Volatility risk	1	2	1	1	1	4
Commodities risk	—	1	0	0	1	1
Diversification benefit	(3)	(2)	n/a	n/a	n/a	n/a
Total	15	13	11	9	20	18

(1)            Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk. The individual risk categories do not sum up to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

VaR is a statistically based loss estimate. The VaR produced in this report is calculated by revaluing trading portfolios using 517 one day holding period scenarios (reflecting 2 years of recent market history). The results from these scenarios are ranked to identify the 99th percentile loss.

Balance sheet risk

a) Structural interest rate risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

b) Structural foreign exchange rate risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Liquidity risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2004 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at 31 Mar 05			As at 30 Sep 04
	Notional principal	Credit equivalent	Fair value	Notional principal	Credit equivalent	Fair value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	372,855	7,620	(1,162)	299,331	6,796	(509)
Cross currency swaps	137,078	9,327	644	117,173	8,252	284
Futures	134	—	2	156	—	—
Options	73,698	1,106	(120)	348,056	2,711	(190)
	583,765	18,053	(636)	764,716	17,759	(415)

Interest rate-related contracts
Forward rate agreements	93,861	22	11	117,048	37	(5)
Swaps	790,250	10,097	246	706,667	10,846	110
Futures	290,681	—	(4)	217,995	—	14
Options	61,586	340	47	81,857	404	72
	1,236,378	10,459	300	1,123,567	11,287	191
Other contracts	22,896	2,088	25	18,398	1,713	24
Total derivative financial instruments	1,843,039	30,600	(311)	1,906,681	30,759	(200)
Deduct : Non consolidated controlled entities	3,758	35	(18)	3,519	78	43
Total derivative financial instruments reported for capital adequacy	1,839,281	30,565	(293)	1,903,162	30,681	(243)

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit
Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                  Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Distributions – this reflects payments to holders of National Income Securities, Trust units and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                  Revaluation profit/(loss) – relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                  Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest expense
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National’s does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

ALPHABETICAL INDEX

Asset Quality	23&86
Australia Results	32
Australian Banking	32
Average Balance Sheet & Related Interest	69
Capital	29&93
Cash Earnings Per Share	97
Cost to Income Ratio	7
Deposits & Other Borrowings	77
Detailed Financial Information	58
Diluted Cash Earnings Per Share	97
Divisional Performance Summary	4
Doubtful Debts	85
Exchange Rates	91
Full Time Equivalent Employees	84
Geographic Performance Summary	98
Group Key Performance Measures	7
Group Performance Summary	5
Income Tax Expense	25&88
Institutional Markets & Services	53
International Financial Reporting Standards (Transition to Australian Equivalents of)	12
Investment Earnings on Shareholders Retained Profits & Capital of Life Businesses	41
Irish Banks Reconciliation	63
Loans & Advances	74
Net Interest Income	18&66
Net Interest Margins & Spreads	67
Net Life Insurance Income	79
Net Operating Income	18
New Zealand Results	50
Non-GAAP financial measures	101
Operating Expenses	82
Other (incl. Group Funding & Corporate Centre)	56
Other Operating Income	80
Overview	9
Performance Summary by Division	59
Performance Summary for Total Banking	62
Profitability	18
Reconciliation of Number of Shares	96
Reporting Format	2
Return on Assets	7
Return on Equity	7
Revenue	80
Risk Management	99
Risk-weighted Assets	93
Significant Items	27&90
Summary of Financial Position	6
UK Results	44
Wealth Management Australia	36

www.nabgroup.com ©2005 National Australia Bank Limited ABN 12 004 044 937 25173 (5/05)

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Garry F Nolan

Date: 11 May 2005	Title:	Company Secretary